    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 7, 1997
                                                   REGISTRATION NO. 333-

   --------------------------------------------------------------------------

   --------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          ---------------------------

                         QUINTILES TRANSNATIONAL CORP.
             (Exact name of registrant as specified in its charter)

                      NORTH CAROLINA                                                56-1714315
     (State or other jurisdiction of incorporation or                  (I.R.S. Employer Identification No.)
                       organization)

                             4709 CREEKSTONE DRIVE
                         RIVERBIRCH BUILDING, SUITE 300
                       DURHAM, NORTH CAROLINA 27703-8411
                                 (919) 941-2000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           DENNIS B. GILLINGS, PH.D.
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         QUINTILES TRANSNATIONAL CORP.
                             4709 CREEKSTONE DRIVE
                         RIVERBIRCH BUILDING, SUITE 300
                       DURHAM, NORTH CAROLINA 27703-8411
                                 (919) 941-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

         GERALD F. ROACH, ESQ.                RICARDO A. MESTRES, JR., ESQ.               RICHARD L. MUGLIA, ESQ.
        BYRON B. KIRKLAND, ESQ.                    SULLIVAN & CROMWELL                     SKADDEN, ARPS, SLATE,
        SMITH, ANDERSON, BLOUNT,                     125 BROAD STREET                        MEAGHER & FLOM LLP
  DORSETT, MITCHELL & JERNIGAN, L.L.P.           NEW YORK, NEW YORK 10004                     25 BUCKLERSBURY
    2500 FIRST UNION CAPITOL CENTER                   (212) 558-4000                          LONDON EC4N 8DA
     RALEIGH, NORTH CAROLINA 27601                                                                ENGLAND
             (919) 821-1220                                                                  (44) 171-248-9929

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                                           PROPOSED            PROPOSED
               TITLE OF EACH CLASS                                          MAXIMUM             MAXIMUM
                  OF SECURITIES                        AMOUNT TO        OFFERING PRICE         AGGREGATE           AMOUNT OF
                TO BE REGISTERED                    BE REGISTERED(1)     PER SHARE(2)      OFFERING PRICE(2)   REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share...........      4,600,000            $76.25           $350,750,000         $106,287.88
=================================================================================================================================

(1) Includes 600,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any. See "Underwriting".
(2) Estimated solely for the purpose of calculating the registration fee, based upon the average of the high and low prices of the Common Stock on the Nasdaq National Market on February 5, 1997 in accordance with Rule 457(c).
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with a United States offering of shares of Common Stock (the "United States Prospectus") and one to be used in connection with a concurrent international offering of shares of Common Stock (the "International Prospectus"). The United States Prospectus and the International Prospectus are identical except that (i) they contain different front and back cover pages and different descriptions of the plan of distribution (contained under the caption "Underwriting" in each of the United States and International Prospectuses) and
(ii) the International Prospectus contains an additional section under the caption "Certain U.S. Federal Tax Considerations for Non-U.S. Holders of Common Stock". The form of United States Prospectus is included herein and is followed by those pages to be used in the International Prospectus which differ from, or are in addition to, those in the United States Prospectus. Each of the pages for the International Prospectus included herein is labeled "Alternate Page for International Prospectus". If the Registration Statement becomes effective in accordance with Rule 430A under the Securities Act of 1933, the complete United States Prospectus and International Prospectus in the forms in which they are to be used will be filed with the Securities and Exchange Commission pursuant to Rule 424 under the Securities Act of 1933.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED             , 1997
                                4,000,000 SHARES

                       LOGO QUINTILES TRANSNATIONAL CORP.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                             ---------------------

     Of the 4,000,000 shares of Common Stock offered, 3,200,000 shares are being offered hereby in the United States and 800,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

     Of the 4,000,000 shares of Common Stock offered, 1,160,000 shares are being sold by the Company and 2,840,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders". The Company will not receive any proceeds from the shares being sold by the Selling Shareholders.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     The last reported sale price of the Common Stock, which is quoted under the symbol "QTRN" on the Nasdaq National Market System, on February 5, 1997 was $76.00 per share. See "Price Range of Common Stock and Dividend Policy".
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

                                              INITIAL PUBLIC  UNDERWRITING  PROCEEDS TO  PROCEEDS TO SELLING
                                              OFFERING PRICE  DISCOUNT(1)   COMPANY(2)      SHAREHOLDERS
                                              --------------  ------------  -----------  -------------------
Per Share...................................        $              $             $                $
Total(3)....................................        $              $             $                $

---------------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting expenses estimated at $          payable by the Company.
(3) Certain Selling Shareholders have granted to the U.S. Underwriters an option for 30 days to purchase up to an aggregate of 480,000 additional shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, such Selling Shareholders have granted the International Underwriters a similar option with respect to an additional 120,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount, proceeds to the Company and proceeds
    to Selling Shareholders will be $          , $          , $          , and
    $          , respectively. See "Underwriting".
                             ---------------------

     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on
or about             , 1997, against payment therefor in immediately available
funds.

GOLDMAN, SACHS & CO.
                 MORGAN STANLEY & CO.
                    INCORPORATED
                                  SMITH BARNEY INC.

                                              WILLIAM BLAIR & COMPANY

                             ---------------------

               The date of this Prospectus is             , 1997.

This graphic, titled " Quintiles Global Resources" with the Company's logo, illustrates the Company's global presence. In the background is a map of the world, with North and South America in the center, Europe, Africa and part of Asia to the right and East Asia and Australia to the left. The company's office locations are listed in three columns overlaying the globe. The first column illustrates the Company's presence in the Asia-Pacific region, listing the following locations under the heading "Asia-Pacific"; Osaka, Japan; Tokyo, Japan; Singapore; Adelaide, Australia; Melbourne, Australia; Sydney, Australia; and Auckland, New Zealand. The center column shows the Company's presence in North and South America, listing the following locations under the heading "Americas": Montreal, Quebec; Mountain View, California; San Francisco, California; San Diego, California; Washington, DC; Atlanta, Georgia; Lenexa, Kansas; Rockville, Maryland; Cambridge, Massachusetts; Cranford, New Jersey; Parsippany, New Jersey; Research Triangle Park, NC; Yardley, Pennsylvania; Arlington,Virginia; Fairfax, Virginia; and Buenos Aires, Argentina. The right column, titled "Europe & Africa", illustrates the Company's presence in that region by listing the following locations: Vienna, Austria; Antwerp, Belgium; Brussels, Belgium; Louvain-la-Neuve, Belgium; Copenhagen, Denmark; Helsinki, Finland; Paris, France; Strasbourg, France; Frankfurt, Germany; Freiburg, Germany; Mannheim, Germany; Dublin, Ireland; Milan, Italy; Edinburgh, Scotland; Barcelona, Spain; Madrid, Spain; Uppsala, Sweden; Basel, Switzerland; Hoofddorp, The Netherlands; Leiden, The Netherlands; Rotterdam, The Netherlands; Battle, United Kingdom; Bracknell, United Kingdom; Esher, United Kingdom; Ledbury, United Kingdom; London, United Kingdom; Marlow, United Kingdom; Staines, United Kingdom; and Pretoria, South Africa . The lower left corner of the graph bears the italicized Legend "Quintiles offices are located in general metropolitan areas."

                             AVAILABLE INFORMATION

     Quintiles Transnational Corp. (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials also may be obtained from the web site that the Commission maintains at http://www.sec.gov. Quotations relating to the Company's Common Stock appear on the Nasdaq National Market and such reports and other information concerning the Company also can be inspected and copied at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.
                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 340-23520) pursuant to the Exchange Act are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K (as amended by Form 10-K/A) for the fiscal year ended December 31, 1995;

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

          3. The Company's Current Reports on Form 8-K dated April 16, 1996, October 6, 1996, November 22, 1996 (as amended by Form 8-K/A on January 16,
     1997), and February 7, 1997;

          4. The description of the Company's Common Stock contained in its Registration Statement on Form 8-A as filed with the Commission on April 11, 1994; and

          5. All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock.

     The financial statements of BRI International, Inc. included as pages F-18 through F-72 in the Company's Registration Statement on Form S-4 (File No. 333-12573), filed with the Commission pursuant to the Securities Act on September 24, 1996 and amended on October 15, 1996, are also incorporated herein by reference.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, 4709 Creekstone Drive, Riverbirch Building, Suite 300, Durham, North Carolina 27703-8411, Attention: Corporate Secretary, telephone (919) 941-2000.
                             ---------------------

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.
                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THESE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, WHICH MAY BE HIGHER THAN THE PRICE THAT MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY INCLUDE OVERALLOTMENT, STABILIZATION AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK AND MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. THE UNDERWRITERS ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A (OR ITS SUCCESSOR) UNDER THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included or incorporated by reference in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment options. Unless otherwise indicated, all financial information contained in this Prospectus and Quintiles Transnational Corp.'s Consolidated Financial Statements and notes thereto included in this Prospectus have been restated to reflect the Company's November 1996 pooling of interests transactions with BRI International, Inc. and Innovex Limited.

     Information contained or incorporated by reference in this Prospectus contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward looking terminology, such as "may", "will", "expect", "anticipate", "estimate", or "continue" or the negative thereof or other variations thereon or comparable terminology. See "Forward Looking Statements". The matters set forth under the caption "Risk Factors" in this Prospectus constitute cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward looking statements.

     Certain information regarding the stages of United States drug development is contained in Appendix A.

                                  THE COMPANY

     Quintiles Transnational Corp. (the "Company") is a leading provider of full-service contract research, sales and marketing services to the global pharmaceutical, biotechnology and medical device industries. The Company, through the use of its extensive information technology capabilities, provides a broad range of fully-integrated contract services in order to accelerate the time from discovery to peak market acceptance of a new therapy by offering both traditional contract research services and contract sales and marketing services. In addition, the Company provides health economics and healthcare policy consulting and disease and health information management services to support the growing information needs of the healthcare industry. Since 1992, the Company's annual net revenue has increased from $96.3 million to $537.6 million in 1996 and during the same period its annual net income available for common shareholders increased from $2.8 million to $32.1 million, excluding non-recurring costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". During 1996, the Company provided services to 49 of the 50 largest pharmaceutical companies in the world as ranked by 1995 healthcare revenue and the 11 largest biotechnology companies in the world as ranked by market capitalization in December 1996. See "Business -- Clients and Marketing". The Company presently has over 50 offices located in 20 countries and approximately 7,375 employees.

     Since its inception in 1982, the Company has continued to expand the scope of its services and geographic presence to support the needs of its clients on a worldwide basis. The Company has implemented a number of strategic initiatives to broaden its array of services and create new opportunities for growth. In November 1996, the Company completed a business combination with Innovex Limited ("Innovex"), an international contract services organization specializing in managing the sales and marketing of drugs for pharmaceutical companies. Innovex enables the Company to complement its clinical research focus on obtaining regulatory approval with services designed to assist clients in achieving market penetration of new therapies. Also in November 1996, the Company acquired BRI International, Inc. ("BRI"), a leading international contract research firm specializing in medical device development and regulatory compliance consulting. In May 1996, the Company acquired the operating assets of Lewin-VHI, Inc., a nationally-recognized healthcare consulting firm, and formed a new subsidiary of the Company, The Lewin Group Inc. ("Lewin"). In February 1996, the Company acquired PMC Contract Research AB ("PMC"), a contract research organization ("CRO") located in Uppsala, Sweden, which has extensive clinical trials management expertise. During 1996, the Company added more than 20 new offices through acquisitions and internal growth and commenced construction of a 171,000 square foot clinical trial drug formulation, manufacturing, packaging and distribution facility in Bathgate, Scotland.

     The Company has created an organizational structure that enables the Company to fully integrate its broad range of contract services and cross-sell them more comprehensively. The Company's contract research services include clinical trial studies in Phases I through IIIa of drug development, clinical data management and biostatistical analysis, laboratory services, formulation and packaging of clinical trial drugs, pre-clinical services, regulatory affairs and medical device consulting. The Company's services for the perimarketing period, which the Company defines as the period from two years before to two years after regulatory approval, include clinical trial studies in Phases IIIb and IV, as well as pharmaceutical sales and marketing services. The Company's healthcare consulting services include health economics and healthcare policy consulting and disease and health information management services.

     The Company's focused strategy is to: (i) provide a broad array of fully-integrated contract services; (ii) offer specialized services in key therapeutic areas in order to facilitate an expedited drug development process;
(iii) expand its geographic presence to support the worldwide needs of the pharmaceutical, biotechnology and medical device industries; (iv) increase its penetration of contract sales and marketing services, particularly in the United States and Europe, by leveraging the Company's strong contract research presence in these markets; (v) extend its leadership position in information technology; and (vi) capitalize on the growing importance of health economics and disease information management services in the healthcare industry.

     The Company competes in the CRO industry which typically provides independent product development services for the pharmaceutical, biotechnology and medical device industries. Companies in these industries are increasingly outsourcing product development services to CROs in order to manage the drug and medical device development process more efficiently and cost-effectively and to maximize the benefits in time and profit of patent-protected products. CROs manage clinical trials for drugs, provide scientific evaluations and analyze the results as required by the applicable regulatory authorities and provide similar services for the medical device industry. The Company also competes in the emerging contract sales industry which provides sales and marketing services on a contract basis to the pharmaceutical industry. The contract sales industry emerged in the 1980s, most notably in the United Kingdom (the "U.K.") where, the Company believes, regulatory cost containment pressures on pharmaceutical companies led such companies to outsource sales and marketing activities relating to product launch. Contract sales organizations assemble and train a contract sales force to help launch a pharmaceutical company's newly approved products. The Company believes that it is the leading company to couple contract research services with contract sales and marketing services.

     The Company's principal executive offices are located at 4709 Creekstone Drive, Riverbirch Building, Suite 300, Durham, North Carolina 27560 and its telephone number is (919) 941-2000. Unless the context otherwise requires, the term the "Company" refers to Quintiles Transnational Corp. and its subsidiaries.

                                THE OFFERINGS(1)

Common Stock offered by the Company:
  U.S. Offering.........................     928,000   shares
  International Offering................     232,000   shares
          Total.........................   1,160,000   shares
Common Stock offered by the Selling
  Shareholders:
  U.S. Offering.........................   2,272,000   shares
  International Offering................     568,000   shares
          Total.........................   2,840,000   shares
Common Stock to be outstanding after the
  Offering..............................  34,309,962   shares(2)
Nasdaq National Market symbol...........  QTRN
Use of Proceeds.........................  For working capital, geographic expansion, addition of new services, potential acquisitions, capital
                                          expenditures and general corporate purposes. See "Use
                                          of Proceeds".

---------------

(1) Assumes no exercise of the Underwriters' over-allotment options. See "Underwriting".
(2) Based on 33,149,962 shares of Common Stock outstanding on December 31, 1996. Does not include 2,404,334 shares issuable upon the exercise of stock options outstanding as of December 31, 1996.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------------
                                                1992(1)    1993(1)    1994(1)    1995(1)    1996(1)
                                                --------   --------   --------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Professional fee income......................   $111,745   $159,508   $247,595   $397,998   $620,117
  Less reimbursed costs(2):..................     15,409     17,585     51,695     74,306     82,509
                                                --------   --------   --------   --------   --------
Net revenue..................................     96,336    141,923    195,900    323,692    537,608
Costs and expenses:
  Direct costs...............................     45,957     70,258     97,293    165,313    272,590
  General and administrative expense.........     37,833     53,335     73,432    113,247    187,589
  Depreciation and amortization..............      4,607      7,823     10,352     16,903     24,780
  Non-recurring costs:
    Restructuring costs......................         --         --         --      2,373     13,102
    Special pension contribution.............         --         --         --      2,329      2,329
                                                --------   --------   --------   --------   --------
         Total costs and expenses............     88,397    131,416    181,077    300,165    500,390
                                                --------   --------   --------   --------   --------
Income from operations.......................      7,939     10,507     14,823     23,527     37,218
Non-recurring transaction costs..............         --         --         --         --    (17,118)
Other income (expense).......................     (2,635)    (2,890)    (1,191)    (1,445)    (2,975)
                                                --------   --------   --------   --------   --------
Total other income (expense).................     (2,635)    (2,890)    (1,191)    (1,445)   (20,093)
                                                --------   --------   --------   --------   --------
Income before income taxes...................      5,304      7,617     13,632     22,082     17,125
Income taxes.................................      2,467      3,272      4,585      8,181     11,914
                                                --------   --------   --------   --------   --------
Income before cumulative effect of accounting
  change.....................................      2,837      4,345      9,047     13,901      5,211
Cumulative effect of accounting change.......         --       (158)        --         --         --
                                                --------   --------   --------   --------   --------
Net income...................................   $  2,837   $  4,187   $  9,047   $ 13,901   $  5,211
Non-equity dividend..........................         --         --         --         --       (846)
                                                --------   --------   --------   --------   --------
Net income available for common
  shareholders...............................   $  2,837   $  4,187   $  9,047   $ 13,901   $  4,365
                                                ========   ========   ========   ========   ========
Net income per share.........................   $   0.14   $   0.17   $   0.32   $   0.45   $   0.13
                                                ========   ========   ========   ========   ========
Weighted average shares outstanding(3).......     20,888     23,972     28,044     31,233     33,714
                                                ========   ========   ========   ========   ========

                                                                  DECEMBER 31, 1996
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(4)
                                                              --------    --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 62,032
Working capital.............................................    96,008
Total assets................................................   518,005
Long-term debt and obligations, including current portion...   182,293
Shareholders' equity........................................   144,348

---------------

(1) Prior to the Company's November 29, 1996 share exchange with Innovex, Innovex had a fiscal year end of March 31, and the Company had (and continues to have) a fiscal year end of December 31. As a result, the pooled data presented above for 1992 through 1995 include Innovex's March 31 fiscal year data in combination with the Company's December 31 fiscal year data. In connection with the share exchange, Innovex changed its fiscal year end to December 31. Accordingly, the pooled data presented above for 1996 include both Innovex's and the Company's data on a December 31 year end basis. Because of the difference between Innovex's fiscal year end in 1995 compared with 1996, Innovex's quarter ended March 31, 1996 data are included in the Company's pooled data for both 1995 and 1996.
(2) Reimbursed costs consist primarily of payments to third party physician investigators, travel and other costs that are billed to and reimbursed by the Company's clients. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".
(3) Restated to reflect a two-for-one stock split of the Company's Common Stock effected as a 100% stock dividend on November 27, 1995.
(4) Adjusted to give effect to the sale of 1,160,000 shares of Common Stock offered by the Company in the Offerings at an assumed public offering price
    of        per share (which is equal to the last reported sale price per share of Common Stock on the Nasdaq National Market System on the business day immediately preceding the date of this Prospectus), and the application of the net proceeds therefrom, after deducting the estimated underwriting discount and estimated offering expenses payable by the Company.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, prospective purchasers should consider the following factors carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby. See also "Forward Looking Statements".

DEPENDENCE ON CERTAIN INDUSTRIES AND CLIENTS

     The Company's revenues are highly dependent upon the research and development and sales and marketing expenditures of the pharmaceutical and biotechnology industries. The Company has benefited to date from the growing tendency of pharmaceutical and biotechnology companies to engage independent outside organizations to conduct large clinical research and sales and marketing projects. The Company's operations could be materially and adversely affected by a general economic decline in these industries or by any reduction in the outsourcing of development or sales and marketing expenditures. The Company has in the past derived, and may in the future derive, a significant portion of its net revenue from a relatively limited number of major projects or clients. In 1996, 10 clients accounted for approximately 48% of the Company's consolidated net revenue. As pharmaceutical companies continue to outsource large projects and studies to fewer full-service global providers, the concentration of business could increase. The Company is likely to experience such concentration in 1997 and in future years. The loss of any such client could materially and adversely affect the Company. See "Business -- Clients and Marketing".

MANAGEMENT OF GROWTH

     The Company has experienced rapid growth over the past 10 years. The Company believes that its sustained growth places a strain on operational, human and financial resources. In order to manage its growth, the Company must continue to improve its operating and administrative systems and to attract and retain qualified management, professional, scientific and technical personnel. Foreign operations may involve the additional risks of assimilating differences in foreign business practices, hiring and retaining qualified personnel, and overcoming language barriers. The Company has a transnational organizational structure, comprised of three operating divisions performing complementary functions with a holding company performing management functions. While this transnational structure has successfully supported the Company's growth to date, the Company recently has completed a number of acquisitions, and there can be no assurance that this structure will continue to be effective. See "Business -- General". Failure to manage growth effectively could have a material adverse effect on the Company.

ACQUISITION RISKS

     Acquisitions involve numerous risks, including difficulties and expenses incurred in connection with the acquisition and the assimilation of the operations and services of the acquired companies, the diversion of management's attention from other business concerns and the potential loss of key employees of the acquired companies. Acquisitions of foreign companies also may involve the additional risks of assimilating differences in foreign business practices and overcoming language barriers. Since February 1996, the Company has completed four acquisitions, both within the United States and internationally. There can be no assurance that the Company's past and any future acquisitions will be successfully integrated into its operations. See "Business -- General". The Company reviews many acquisition candidates in the ordinary course of business, and the Company continually is evaluating new acquisition opportunities. Given the CRO industry consolidation which is occurring, the Company expects to continue to evaluate and compete for suitable acquisition candidates. There can be no assurance that the Company will successfully complete future acquisitions nor that acquisitions, if completed, will contribute favorably to the Company's operations and future financial condition. Although the Company performs due diligence investigations on each company or business it seeks to acquire, there may be liabilities which the Company fails or is unable to discover for which the Company, as a successor owner, may be liable. The Company generally seeks to minimize its exposure to such liabilities by obtaining indemnification from each seller, which may be supported by deferring payment of a portion of the purchase price. However, there is no assurance that such indemnifications, even if obtainable, enforceable and collectible (as to which there also is no assurance), will be sufficient in amount, scope or duration to fully offset the potential liabilities arising from the acquisitions.

RISKS RELATING TO CONTRACT SALES SERVICES

     Outsourced contract sales services is a relatively new industry outside the U.K. The Company believes that the contract sales industry emerged in the 1980s, primarily in the U.K., because of regulatory cost containment pressure on pharmaceutical companies. As a result, large pharmaceutical companies began to outsource their sales and marketing activities incident to product launch. There is a relatively low level of market penetration for outsourced sales and marketing services in most other countries, including the United States. As such, companies in this industry are subject to all of the risks inherent in a new or emerging industry, including an inability to attract and retain clients, changes in the regulatory regime, an absence of an established earnings history, the availability of adequately trained sales representatives and additional and unforeseen costs and expenses. There can be no assurance that the Company will be able to market successfully its contract sales and marketing services outside the U.K. See "Business -- Services".

COMPETITION; INDUSTRY CONSOLIDATION

     The market for the Company's contract research services is highly competitive, and the Company competes against traditional CROs, the in-house research and development departments of pharmaceutical companies, as well as universities and teaching hospitals. In sales and marketing services, the Company competes against the in-house sales and marketing departments of pharmaceutical companies and small local contract sales organizations in each country in which it operates. The Company also competes against consulting firms offering healthcare consulting services, including boutique firms specializing in the healthcare industry and the healthcare departments of large firms. Expansion by these competitors into other areas in which the Company operates could affect the Company's competitive position. Increased competition may lead to price and other forms of competition that may affect the Company's margins. See "Business -- Competition". Consolidation within the pharmaceutical industry, as well as a trend by pharmaceutical companies to limit outsourcing to fewer organizations, has heightened the competition for contract research services. As a result, consolidation also has occurred among the providers of contract research services, and several large, full-service providers have emerged, including the Company. If these consolidation trends continue, they may result in greater competition among the larger contract research providers for clients and acquisition candidates.

LOSS OR DELAY OF LARGE CONTRACTS; FIXED PRICE NATURE OF CONTRACTS

     Most of the Company's contracts are terminable upon 15-90 days' notice by the client. Although the contracts typically provide for payment of certain fees for winding down the study and, in some cases, a termination fee, the loss or delay of a large contract or the loss or delay of multiple contracts could adversely affect the Company's future net revenue and profitability. Contracts may be terminated for a variety of reasons, including the failure of a product to satisfy safety requirements, unexpected or undesired results of the product, the client's decision to forego a particular study or insufficient patient enrollment or investigator recruitment. The Company contracts with investigators who undertake to recruit large numbers of patients in many of its studies. There can be no assurance that the Company will always be able to satisfy recruitment targets, particularly in large studies for which there is little precedent. In addition, most of the Company's contracts for the provision of its services are fixed price or fee-for-service subject to a cap. Since the Company's contracts are predominantly structured in this manner, the Company bears the risk of cost overruns. Underpricing of contracts or significant cost overruns could have a material adverse effect on the Company.

DEPENDENCE ON PERSONNEL

     The Company relies on a number of key executives, including Dennis B. Gillings, Ph.D., its Chairman of the Board of Directors and Chief Executive Officer. The Company maintains key man life insurance on Dr. Gillings in the amount of $3 million. The loss of the services of any key executives could have a material adverse effect on the Company. In addition, the Company's performance depends on its ability to attract and retain qualified management and professional, scientific and technical operating staff, as well as its ability to recruit qualified representatives for its contract sales services. There can be no assurance that the Company will be able to continue to attract and retain qualified personnel.

POTENTIAL LIABILITY

     In connection with its provision of contract research services, the Company contracts with physicians to serve as investigators in conducting clinical trials to test new drugs on human volunteers. Such testing creates risk of liability for personal injury or death to volunteers, particularly to volunteers with life-threatening illnesses, resulting from adverse reactions to the drugs administered. Although the Company does not believe it is legally accountable for the medical care rendered by third party investigators, it is possible that the Company could be held liable for the claims and expenses arising from any professional malpractice of the investigators with whom it contracts or in the event of personal injury or death of persons participating in clinical trials. The Company also could be held liable for errors or omissions in connection with the services it performs. In addition, as a result of its Phase I clinical trials facilities, the Company could be liable for the general risks associated with a Phase I facility including, but not limited to, adverse events resulting from the administration of drugs to clinical trial participants or the professional malpractice of Phase I medical care providers. The Company believes that its risks are reduced by contractual indemnification provisions with clients and investigators, insurance maintained by clients and investigators and by the Company, various regulatory requirements, including the use of institutional review boards and the procurement of each volunteer's informed consent to participate in the study. The contractual indemnifications generally do not protect the Company against certain of its own actions such as negligence. The contractual arrangements are subject to negotiation with clients and the terms and scope of such indemnification vary from client to client and from trial to trial. The financial performance of these indemnities is not secured. Therefore, the Company bears the risk that the indemnifying party may not have the financial ability to fulfill its indemnification obligations. The Company maintains professional liability insurance that covers worldwide territories in which the Company currently does business and includes drug safety issues as well as data processing errors and omissions. There can be no assurance that the Company will be able to maintain such insurance coverage on terms acceptable to the Company. The Company could be materially and adversely affected if it were required to pay damages or bear the costs of defending any claim outside the scope of or in excess of a contractual indemnification provision or beyond the level of insurance coverage or in the event that an indemnifying party does not fulfill its indemnification obligations.

DEPENDENCE ON GOVERNMENT REGULATION

     The Company's contract research business has benefited from the extensive governmental regulation of the drug development process, particularly in the United States. In Europe, the general trend has been towards establishing common standards for clinical testing of new drugs, leading to changes in the various requirements currently imposed by each country. The Company believes that the level of regulation is generally less burdensome outside the United States. From time to time legislation is introduced in the U.S. Congress to substantially modify regulations administered by the Food and Drug Administration ("FDA") governing the drug approval process. Changes in regulation in the United States or elsewhere, including mandatory substitution of generic drugs for patented drugs, relaxation in the scope of regulatory requirements or the introduction of simplified drug approval procedures, could decrease the business opportunities available to the Company. In addition, the failure on the part of the Company to comply with applicable regulations could result in the termination of ongoing clinical research or sales and marketing projects or the disqualification of data for submission to regulatory authorities, either of which could have a material adverse effect on the Company.

UNCERTAINTY IN HEALTHCARE INDUSTRY AND POSSIBLE HEALTHCARE REFORM

     The healthcare industry is subject to changing political, economic and regulatory influences that may affect the pharmaceutical, biotechnology and medical device industries. Numerous governments have undertaken efforts to control growing healthcare costs through legislation, regulation and voluntary agreements with medical care providers and pharmaceutical companies. Implementation of government healthcare reform may adversely affect research and development expenditures by pharmaceutical, biotechnology and medical device companies which could decrease the business opportunities available to the Company. Management is unable to predict the likelihood of such legislation being enacted into law or the effects such legislation would have on the Company.

EXCHANGE RATE FLUCTUATIONS

     Approximately 56.5%, 59.2% and 57.0% of the Company's net revenue for the years ended December 31, 1996, 1995, and 1994, respectively, were derived from the Company's operations outside the United States. The Company's operations and financial results could be significantly affected by factors associated with international operations such as changes in foreign currency exchange rates and uncertainties relative to regional economic circumstances, as well as by other risks sometimes associated with international operations. Since the revenue and expenses of the Company's foreign operations are generally denominated in local currencies, exchange rate fluctuations between such local currencies and the U.S. dollar will subject the Company to currency translation risk with respect to the reported results of its foreign operations. Also, the Company may be subject to foreign currency transaction risks when the Company's service contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts. The Company limits its foreign currency transaction risks through exchange rate collars stated in its contracts with clients or the Company hedges the transaction risk with foreign exchange contracts or options. There can be no assurance that the Company will not experience fluctuations in financial results from the Company's operations outside the United States, and there can be no assurance the Company will be able to contractually or otherwise favorably reduce its currency transaction risk associated with its service contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

VARIATION IN QUARTERLY OPERATING RESULTS

     The Company's results of operations have been and can be expected to be subject to quarterly fluctuations. Quarterly results can fluctuate as a result of a number of factors, including the timing of start-up expenses for new offices, acquisitions, the completion or commencement of significant contracts, changes in the mix of services offered and foreign exchange fluctuations. The Company believes that quarterly comparisons of its financial results should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

VOLATILITY OF STOCK PRICE

     The market price of the Company's Common Stock has been and may continue to be subject to wide fluctuations in response to variations in operating results from quarter to quarter, changes in earnings estimates by analysts, market conditions in the industry and general economic conditions. See "Price Range of Common Stock and Dividend Policy".

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the shares of Common Stock offered by the Company in the United States offering (the "U.S. Offering") and the concurrent international offering (the "International Offering" and, together with the U.S. Offering, the "Offerings") for the replenishment of working capital following the Company's repayment in November 1996 of approximately $56.8 million of obligations assumed in the share exchange with Innovex. The Company intends to use this working capital and the remaining proceeds from the Offerings for geographic expansion, addition of new services, potential acquisitions, general corporate purposes and capital expenditures, including approximately $23.4 million to complete construction of the Company's 171,000 square foot clinical trial drug formulation, manufacturing, packaging and distribution facility in Bathgate, Scotland. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business". Pending such uses, the Company intends to invest the net proceeds from the Offerings in investment grade, interest-bearing securities. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders in the Offerings.

     As part of its business strategy, the Company reviews many acquisition candidates in the ordinary course of business, and the Company continually is evaluating new acquisition opportunities. There is no assurance that the Company will complete other acquisitions. No binding agreements or firm commitments currently exist to make any material acquisition, and no portion of the net proceeds has been allocated for any specific material acquisition. See "Risk Factors -- Acquisition Risks".

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock has traded publicly on the Nasdaq National Market under the trading symbol "QTRN" since April 20, 1994, the date that the Common Stock was first offered to the public. The table below sets forth the high and low sale prices for the Company's Common Stock for the periods indicated as reported by the Nasdaq National Market. Such prices are adjusted to reflect the two-for-one stock split effected as a 100% stock dividend on November 27, 1995.

                                                               HIGH        LOW
                                                              -------    -------
Year ended December 31, 1995
  First quarter.............................................  $19.438    $14.500
  Second quarter............................................   24.125     17.250
  Third quarter.............................................   32.125     22.000
  Fourth quarter............................................   46.000     26.250
Year ended December 31, 1996
  First quarter.............................................   69.250     37.000
  Second quarter............................................   82.000     56.500
  Third quarter.............................................   83.250     52.500
  Fourth quarter............................................   83.250     58.250
Year ended December 31, 1997
  First quarter (through February 5, 1997)..................   77.625     64.750

     On February 5, 1997, the last sale price reported on the Nasdaq National Market for the Common Stock was $76.00 per share. On December 31, 1996, the Company had 33,149,962 shares of Common Stock outstanding, and there were approximately 8,950 beneficial owners of the Common Stock.

     The Company has never declared or paid any cash dividends on its Common Stock, and the Company's existing domestic credit facility prohibits the payment of dividends without the prior consent of the lender. The Company does not anticipate paying any cash dividends in the foreseeable future and intends to retain future earnings for the development and expansion of its business.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 31, 1996, and as adjusted to give effect to the sale by the Company of 1,160,000 shares of Common Stock in the Offerings at an assumed
public offering price of                per share (which is equal to the last
reported sale price per share of Common Stock on the Nasdaq National Market System on the business day immediately preceding the date of this Prospectus), and the application of the net proceeds therefrom, after deducting the estimated underwriting discount and estimated offering expenses payable by the Company. This table should be read in conjunction with the Company's audited consolidated financial statements, including the notes thereto, found elsewhere in this Prospectus.

                                                                  DECEMBER 31, 1996
                                                              -------------------------
                                                               ACTUAL       AS ADJUSTED
                                                              --------      -----------
                                                               (DOLLARS IN THOUSANDS)
Long-term debt and obligation, less current portion.........  $163,285      $
                                                              --------      ----------
Shareholders' equity:
  Preferred Stock, $.01 par value, 25,000,000 shares
     authorized, none issued................................        --
  Common Stock and additional paid-in capital, $.01 par
     value, 200,000,000 shares authorized, 33,149,962 shares
     issued and outstanding, 34,309,962 shares issued and
     outstanding as adjusted(1).............................   139,221
Other shareholders' equity..................................      (575)
Retained earnings...........................................     5,702
                                                              --------      ----------
          Total shareholders' equity........................   144,348
                                                              --------      ----------
          Total capitalization..............................  $307,633      $
                                                              ========      ==========

---------------

(1) Excludes 2,404,334 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding at December 31, 1996.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected Consolidated Statement of Operations Data set forth below for each of the years in the three-year period ended December 31, 1996 and the Consolidated Balance Sheet Data set forth below as of December 31, 1995 and 1996 are derived from the audited consolidated financial statements of the Company and notes thereto included in this Prospectus. The selected Consolidated Statement of Operations Data set forth below for each of the years in the five-year period ended December 31, 1996 and the Consolidated Balance Sheet Data set forth below as of December 31, 1992, 1993, 1994, 1995 and 1996 are derived from the audited consolidated financial statements of the Company. See "Experts". The consolidated financial statements of the Company have been restated to reflect the November 1996 acquisitions by the Company of BRI and Innovex in transactions accounted for as poolings of interests. The selected consolidated financial data presented below should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                    YEAR ENDED DECEMBER 31,
                                      ----------------------------------------------------
                                      1992(1)    1993(1)    1994(1)    1995(1)    1996(1)
                                      --------   --------   --------   --------   --------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Professional fee income............   $111,745   $159,508   $247,595   $397,998   $620,117
  Less reimbursed costs(2):........     15,409     17,585     51,695     74,306     82,509
                                      --------   --------   --------   --------   --------
Net revenue........................     96,336    141,923    195,900    323,692    537,608
Costs and expenses:
  Direct costs.....................     45,957     70,258     97,293    165,313    272,590
  General and administrative
     expense.......................     37,833     53,335     73,432    113,247    187,589
  Depreciation and amortization....      4,607      7,823     10,352     16,903     24,780
  Non-recurring costs:
     Restructuring costs...........         --         --         --      2,373     13,102
     Special pension
       contribution................         --         --         --      2,329      2,329
                                      --------   --------   --------   --------   --------
          Total costs and
            expenses...............     88,397    131,416    181,077    300,165    500,390
                                      --------   --------   --------   --------   --------
Income from operations.............      7,939     10,507     14,823     23,527     37,218
Non-recurring transaction costs....         --         --         --         --    (17,118)
Other income (expense).............     (2,635)    (2,890)    (1,191)    (1,445)    (2,975)
                                      --------   --------   --------   --------   --------
Total other income (expense).......     (2,635)    (2,890)    (1,191)    (1,445)   (20,093)
                                      --------   --------   --------   --------   --------
Income before income taxes.........      5,304      7,617     13,632     22,082     17,125
Income taxes.......................      2,467      3,272      4,585      8,181     11,914
                                      --------   --------   --------   --------   --------
Income before cumulative effect of
  accounting change................      2,837      4,345      9,047     13,901      5,211
Cumulative effect of accounting
  change...........................         --       (158)        --         --         --
Net income.........................   $  2,837   $  4,187   $  9,047   $ 13,901   $  5,211
Non-equity dividend................         --         --         --         --       (846)
                                      --------   --------   --------   --------   --------
Net income available for common
  shareholders.....................   $  2,837   $  4,187   $  9,047   $ 13,901   $  4,365
                                      ========   ========   ========   ========   ========
Net income per share...............   $   0.14   $   0.17   $   0.32   $   0.45   $   0.13
                                      ========   ========   ========   ========   ========
Weighted average shares
  outstanding(3)...................     20,888     23,972     28,044     31,233     33,714
                                      ========   ========   ========   ========   ========

                                                          DECEMBER 31,
                                       ---------------------------------------------------
                                        1992       1993       1994       1995       1996
                                       -------   --------   --------   --------   --------
                                                (IN THOUSANDS, EXCEPT EMPLOYEES)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............  $ 4,333   $ 14,539   $ 45,625   $ 80,061   $ 62,032
Working capital......................    2,773     16,896     46,384     70,020     96,008
Total assets.........................   70,993    125,366    193,568    334,642    518,005
Long-term debt and obligations,
  including current portion..........   12,931     21,373     21,874     51,831    182,293
Shareholders' equity.................  $23,585   $ 40,097   $ 87,092   $161,805   $144,348
Employees............................    1,376      1,908      2,592      4,372      7,394

---------------
(1) Prior to the Company's November 29, 1996 share exchange with Innovex, Innovex had a fiscal year end of March 31 and the Company had (and continues to have) a fiscal year end of December 31. As a result, the pooled data presented above for 1992 through 1995 include Innovex's March 31 fiscal year data in combination with the Company's December 31 fiscal year data. In connection with the share exchange, Innovex changed its fiscal year end to December 31. Accordingly, the pooled data presented above for 1996 include both Innovex's and the Company's data on a December 31 year end basis. Because of the difference between Innovex's fiscal year end in 1995 compared with 1996, Innovex's quarter ended March 31, 1996 data are included in the Company's pooled data for both 1995 and 1996.
(2) Reimbursed costs consist primarily of payments to third party physician investigators, travel and other costs that are billed to and reimbursed by the Company's clients. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".
(3) Restated to reflect a two-for-one stock split of the Company's Common Stock effected as a 100% stock dividend on November 27, 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is a leading provider of full-service contract research, sales and marketing services to the global pharmaceutical, biotechnology and medical device industries. Additionally, the Company supports the developing information needs of the broader healthcare industry by providing health economics and healthcare policy consulting and disease and health information management services.

     Since its inception in 1982, the Company has followed a focused strategy of expanding the scope of its services and geographic presence to support the worldwide needs of its client base. During 1996, through internal expansion and strategic acquisitions, the Company considerably broadened its array of services, created new opportunities for growth and enhanced its management team and scientific and technical operating staff. Specifically:

     - On February 15, 1996, the Company acquired PMC, a CRO located in Uppsala, Sweden. The Company acquired PMC for approximately 273,000 shares of the Company's Common Stock. Additionally, approximately $1.3 million in cash was paid to a dissenting shareholder. The acquisition of PMC was accounted for as a pooling-of-interests, and all consolidated financial data for periods subsequent to January 1, 1996 have been restated to include the results of the pooled company. The financial data of the pooled companies prior to January 1, 1996 were not materially different from that previously reported by the Company, and thus have not been restated.

     - On May 13, 1996, the Company acquired the operating assets of Lewin-VHI, Inc., a healthcare consulting firm, headquartered in Fairfax, VA, and formed a new subsidiary of the Company, Lewin. In connection with this transaction, the Company paid approximately $30.0 million in cash for the operating assets of Lewin and issued options to Lewin's management team and key staff to purchase 207,157 shares of the Company's Common Stock.

     - In August 1996, the Company began construction of a new 171,000 square foot facility in Bathgate, Scotland, for formulation, manufacturing, packaging and distribution of clinical trial drugs. The Bathgate facility, currently estimated to be completed in late 1997, is anticipated to house 300 employees and will also include a data management center.

     - On November 22, 1996, the Company acquired BRI, a leading international contract research firm, headquartered in Arlington, VA, specializing in medical device development and regulatory compliance consulting. The Company exchanged 1,614,862 shares of its Common Stock for all of BRI's outstanding shares of capital stock and exchanged options exercisable for 338,693 shares of the Company's Common Stock. The Company recognized in the fourth quarter of 1996 approximately $2.5 million in non-recurring transaction costs and approximately $2.3 million in non-recurring restructuring costs related to the transaction. The acquisition was accounted for as a pooling-of-interests, and accordingly, the Company has restated all historical financial data to include the historical financial data of BRI.

     - On November 29, 1996, the Company effected a share exchange with Innovex, an international contract services organization headquartered in Marlow, U.K., specializing in the sales and marketing of drugs for the pharmaceutical industry. In the Innovex transaction, which was accounted for as a pooling-of-interests, the Company acquired 100% of the outstanding shares of Innovex in exchange for 9,214,239 shares of the Company's Common Stock and issued 786,226 options to purchase shares of the Company's Common Stock in exchange for Innovex stock options. Subsequently, the Company retired approximately $56.8 million of Innovex obligations. In the fourth quarter of 1996, related to the Innovex transaction, the Company recognized approximately $14.5 million in non-recurring transaction costs and approximately $8.5 million in non-recurring restructuring costs. In addition, Innovex had previously recognized approximately $2.4 million and $2.3 million, respectively, in non-recurring restructuring and special pension costs in the quarter ended March 31, 1996. The Company has restated all historical financial data to include Innovex historical financial data in accordance with pooling-of-interests accounting.

     For additional information regarding the transactions and financial performance discussed and analyzed above, see "Business -- General", "Incorporation of Certain Documents by Reference" and "Notes to Consolidated Financial Statements" found elsewhere in this Prospectus.

     During the 12 months ended December 31, 1996, the Company added more than 20 offices through its acquisitions and internal growth, expanded its presence from 16 to 20 countries, and grew from approximately 2,025 employees to approximately 7,375 employees worldwide. To facilitate the integration of its acquisitions, capitalize on the synergies each acquisition provides and manage its internal growth, the Company recently reorganized into three operating divisions which work closely together to provide the Company's services on an integrated basis. The Contract Research Division includes clinical trial studies, clinical data management and biostatistical analysis, laboratory services, formulation and packaging of clinical trial drugs, pre-clinical services, regulatory affairs and medical device consulting services. The Innovex Division includes perimarketing clinical trial studies in Phases IIIb and IV, as well as the Company's pharmaceutical sales and marketing services. The Lewin-Benefit Division encompasses the Company's health economics and healthcare policy consulting and disease and health information management services.

CONTRACT REVENUE

     Most of the Company's contracts are fixed price, with some variable components, and range in duration from a few months to several years. Generally, a portion of the contract fee is paid at the time the project is initiated with performance-based installments payable over the contract duration. Most contracts are terminable upon 15-90 days' notice by the client, and typically provide for termination or winding down fees. Also, some client contracts call for the client to reimburse the Company at cost for certain items such as investigator payments and travel. These reimbursed costs are deducted from professional fee income in calculating net revenue. The Company recognizes net revenue from its contracts on a percentage-of-completion or per diem basis as work is performed. Consistent with prior years' practice, the Company considers net revenue its primary measure of revenue growth.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain income statement data as a percentage of net revenue and the percentage change in such items as compared to prior periods:

                                                                             PERIOD-TO-PERIOD
                                                                           PERCENTAGE INCREASE
                                                                           --------------------
                                           PERCENTAGE OF NET REVENUE        1994         1995
                                          ---------------------------        TO           TO
                                          1994       1995       1996        1995         1996
                                          -----      -----      -----      -------      -------
RESULTS OF OPERATIONS:
Net revenue.............................  100.0%     100.0%     100.0%        65.2%        66.1%
Costs and expenses:
  Direct costs..........................   49.7       51.1       50.7         69.9         64.9
  General and administrative expense....   37.5       35.0       34.9         54.2         65.6
  Depreciation and amortization.........    5.3        5.2        4.6         63.3         46.6
  Non-recurring costs:
     Restructuring costs................     --        0.7        2.4         n.m.*        n.m.*
     Special pension contribution.......     --        0.7        0.4         n.m.*        n.m.*
          Total costs and expenses......   92.4       92.7       93.1         65.8         66.7
Income from operations..................    7.6        7.3        6.9         58.7         58.2
Non-recurring transaction costs.........     --         --       (3.2)        n.m.*        n.m.*
Other income (expense) -- net...........   (0.6)      (0.4)      (0.6)        n.m.*        n.m.*
Income before income taxes..............    7.0        6.8        3.2         62.0        (22.4)
Income taxes............................    2.3        2.5        2.2         78.4         45.6
Net income..............................    4.6        4.3        1.0         53.7        (62.5)
Non-equity dividend.....................     --         --        0.2         n.m.*        n.m.*
Net income available for common
  shareholders..........................    4.6%       4.3%       0.8%        53.7%       (68.6)%

---------------

* Not meaningful.

     The following table sets forth, for the periods indicated, certain income statement data excluding the effects of the non-recurring costs and non-recurring transaction costs identified above:

                                                                            PERIOD-TO-PERIOD
                                                                           PERCENTAGE INCREASE
                                                                           -------------------
                                                  1995         1996           1995 TO 1996
                                                 -------      -------      -------------------
                                                     (DOLLARS IN
                                                      THOUSANDS)
RESULTS OF OPERATIONS WITHOUT NON-RECURRING
  COSTS:
Income from operations.........................  $28,229      $52,649             86.5%
Income from operations as a percentage of net
  revenue......................................      8.7%         9.8%            12.6
Net income available for common shareholders...  $17,489      $32,121             83.7
Net income available for common shareholders as
  a percentage of net revenue..................      5.4%         6.0%            11.1%

     The following table sets forth, for the periods indicated, net revenue data by geographic region:

                                                % OF                % OF                % OF
                                       1994     TOTAL      1995     TOTAL      1996     TOTAL
                                     --------   -----    --------   -----    --------   -----
                                                      (DOLLARS IN THOUSANDS)
NET REVENUE:
  Americas.........................  $ 84,231    43.0%   $132,199    40.8%   $235,572    43.8%
  Europe...........................   108,468    55.4     184,506    57.0     289,325    53.8
  Asia-Pacific.....................     3,201     1.6       6,987     2.2      12,711     2.4
                                     --------   -----    --------   -----    --------   -----
          Total....................  $195,900   100.0%   $323,692   100.0%   $537,608   100.0%
                                     ========   =====    ========   =====    ========   =====

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Prior to the Company's November 29, 1996 share exchange with Innovex, Innovex had a fiscal year end of March 31, and the Company had (and continues to have) a fiscal year end of December 31. As a result, the pooled data presented for 1992 through 1995 include Innovex's March 31 fiscal year data in combination with the Company's December 31 fiscal year data. In connection with the share exchange, Innovex changed its fiscal year end to December 31. Accordingly, the pooled data presented for 1996 include both Innovex's and the Company's data on a December 31 year end basis. Because of the difference between Innovex's fiscal year end in 1995 compared with 1996, Innovex's quarter ended March 31, 1996 data are included in the Company's pooled data for both 1995 and 1996.

     Net revenue for the year ended December 31, 1996 was $537.6 million, an increase of $213.9 million or 66.1% over fiscal 1995 net revenue of $323.7 million. In general, growth occurred across each of the Company's three geographic regions and within each contract service sector. Factors contributing to both the regional and service growth include the provision of increased services rendered under existing contracts, the initiation of services under contracts awarded subsequent to January 1, 1996 and the Company's acquisitions (excluding BRI and Innovex) completed during 1996 and 1995 which contributed approximately $44.8 million in 1996 versus $11.7 million in 1995. Without these acquisitions, the Company's 1996 net revenue increased by $180.8 million or 57.9% over comparable 1995 net revenue. As a result of the Company's broad range of contract service offerings, one client accounted for 11.9% of the Company's 1996 net revenue. See "Business -- Clients and Marketing".

     Direct costs, which include compensation and related fringe benefits for billable employees and any other expenses directly related to contracts which are not included as reimbursed costs, were $272.6 million or 50.7% of 1996 net revenue versus $165.3 million or 51.1% of 1995 net revenue. The decrease in direct costs as a percentage of net revenue is primarily attributable to efficiency realized through the use of information technology in the Company's provision of services related to global, long-term contracts, offset by increased costs attributable to the increase in net revenue generated from contract sales and marketing services, which incur a higher level of direct costs (but lower general and administrative expenses) relative to net revenue than contract research services.

     General and administrative expense, which includes compensation and fringe benefits for administrative employees, non-billable travel, professional services, advertising, computer and facility expenses, was $187.6 million or 34.9% of 1996 net revenue versus $113.2 million or 35.0% of 1995 net revenue. The $74.3 million growth in general and administrative expense is primarily due to an increase in personnel, facilities and locations, business development and marketing activities, and outside services brought on by the Company's growth.

     Depreciation and amortization was $24.8 million or 4.6% of 1996 net revenue versus $16.9 million or 5.2% of 1995 net revenue.

     Income from operations was $37.2 million or 6.9% of 1996 net revenue versus $23.5 million or 7.3% of 1995 net revenue. Net of non-recurring costs, income from operations was $52.6 million or 9.8% of 1996 net revenue versus $28.2 million or 8.7% of 1995 net revenue. During the quarter ended March 31,

1996, Innovex recognized two non-recurring charges: a $2.4 million expense for an Innovex internal reorganization and a related $2.3 million special pension contribution. Accordingly, the Company's pooled, consolidated financial results include such charges, totalling $4.7 million, in both the fiscal years ended December 31, 1996 and 1995. In the fourth quarter of 1996, the Company recognized approximately $10.7 million in non-recurring restructuring costs related to the BRI and Innovex transactions.

     Other expense increased to $20.1 million in 1996 from $1.4 million in 1995. Other expense includes approximately $17.1 million of non-recurring acquisition transaction costs for the year ended December 31, 1996, most of which were not deductible for tax purposes. Net of such non-recurring transaction costs, other expense was $3.0 million for 1996 and $1.4 million in 1995. This increase of approximately $1.5 million was primarily due to an increase of interest and miscellaneous expense of $5.9 million which was offset by an increase in interest income of approximately $4.4 million.

     The effective tax rate for 1996 was 69.6% versus a 37.0% rate in 1995. The increase in the 1996 effective tax rate was primarily attributable to the non-tax deductible, non-recurring acquisition transaction costs incurred and a portion of the non-recurring costs relating to the Innovex restructuring prior to its pooling-of-interests with the Company. The lack of tax relief for the Innovex restructuring is reflected in both the effective tax rates for 1996 and 1995. The effective tax rate for 1996 was 33.6% versus a 34.7% rate in 1995 excluding the non-recurring costs. The Company's effective tax rate may vary as profits in locations with different tax rates change. See "-- Taxes".

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

     Net revenue for 1995 was $323.7 million versus $195.9 million in 1994, an increase of $127.8 million or 65.2%. In general, the growth occurred across each of the Company's three geographic regions. The growth can be attributed primarily to the increase in services rendered under existing contracts and the initiation of services under new contract work awarded in 1995. Excluding fiscal 1995 acquisitions, which contributed net revenue of approximately $11.7 million in that year, the Company's net revenue was $312.0 million, which represented growth of $116.2 million or 59.3% over 1994.

     Direct costs, which include compensation and related fringe benefits for billable employees and any other expenses directly related to contracts which are not included as reimbursed costs, were $165.3 million or 51.1% of 1995 net revenue versus $97.3 million or 49.7% of 1994 net revenue. The increase in direct costs as a percentage of net revenue is due primarily to costs attributable to the increasing net revenue from sales and marketing services, which incur a higher level of direct costs (but lower general and administrative expenses) relative to revenue than contract research services, the establishment of start-up operations and direct costs associated with the operational integration of the Company's acquisitions in 1995.

     General and administrative expense, which includes compensation and fringe benefits for administrative employees, non-billable travel, professional services, advertising, computer and facility expenses, was $113.2 million or 35.0% of 1995 net revenue versus $73.4 million or 37.5% of 1994 net revenue. The $39.8 million growth in general and administrative expense is primarily due to an increase in personnel, facilities and locations, business development and marketing activities, information technology investments and the use of outside services brought on by the Company's growth and operation as a publicly-held company.

     Depreciation and amortization was $16.9 million or 5.2% of 1995 net revenue versus $10.4 million or 5.3% of 1994 net revenue.

     Income from operations was $23.5 million or 7.3% of net revenue in 1995 versus $14.8 million or 7.6% of net revenue in 1994. The decrease as a percentage of net revenue was due to the recognition of two non-recurring charges: Innovex recorded a $2.4 million expense related to an internal restructuring and a $2.3 million expense related to a special pension contribution. Excluding these costs, income from operations would have been approximately $28.2 million or 8.7% of 1995 net revenue.

     Other expense increased to $1.4 million in 1995 from $1.2 million in 1994. Net of a 1994 one-time gain of approximately $460,000, other expense decreased approximately $210,000. This decrease is primarily attributable to an increase in interest income and other income of approximately $1.7 million, offset by an increase in interest expense of $970,000 and $475,000 in non-recurring acquisition transaction costs expensed by the Company in 1995, most of which were not tax-deductible.

     The effective tax rate for 1995 was 37.0% versus a 33.6% rate in 1994. The increase in the 1995 effective tax rate was primarily attributable to the non-tax deductible nature of some of the non-recurring costs relating to the internal restructuring, some of the foreign operating losses and some of the acquisition transaction costs incurred. The Company's effective tax rate may vary as profits in locations with different tax rates change. See "-- Taxes".

PRO FORMA QUARTERLY RESULTS

     The following table sets forth certain pro forma unaudited quarterly income statement data on a calendar year basis, excluding non-recurring costs, for the two years ended December 31, 1996. See Note 12 of the Notes to Consolidated Financial Statements included elsewhere in this Prospectus and Notes 2 and 3 below for certain pro forma unaudited quarterly income statement data for the same periods which include the effect of such non-recurring costs.

                                                                FOR THE THREE MONTHS ENDING
                                -------------------------------------------------------------------------------------------
                                MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,    MAR. 31,    JUNE 30,   SEPT. 30,    DEC. 31,
                                1995(1)    1995(1)     1995(1)    1995(1)    1996(1)(2)   1996(1)     1996(1)    1996(1)(3)
                                --------   --------   ---------   --------   ----------   --------   ---------   ----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Professional fee income.......  $82,217    $90,026     $96,966    $107,906     $122,735   $147,544   $158,376      $191,462
Less reimbursed costs.........   19,808     17,204      18,420      18,874       12,143     20,128     20,878        29,360
                                -------    -------     -------    --------     --------   --------   --------      --------
Net revenue...................   62,409     72,822      78,546      89,032      110,592    127,416    137,498       162,102
Costs and expenses:
    Direct costs..............   32,564     36,876      39,193      45,221       56,858     63,138     69,637        82,957
    General and administrative
      expense.................   20,728     27,083      29,110      30,350       36,662     47,039     47,987        55,901
    Depreciation and
      amortization............    3,040      3,723       4,322       4,871        5,328      5,720      6,478         7,254
                                -------    -------     -------    --------     --------   --------   --------      --------
Total costs and expenses......   56,332     67,682      72,625      80,442       98,848    115,897    124,102       146,112
                                -------    -------     -------    --------     --------   --------   --------      --------
Income from operations........    6,077      5,140       5,921       8,590       11,744     11,519     13,396        15,990
Other income (expense)........       32       (722)       (504)         15          215       (972)    (1,184)       (1,034)
                                -------    -------     -------    --------     --------   --------   --------      --------
Income before income taxes....    6,109      4,418       5,417       8,605       11,959     10,547     12,212        14,956
Income taxes..................    1,919      1,771       1,772       2,940        3,935      3,349      4,062         5,361
                                -------    -------     -------    --------     --------   --------   --------      --------
Net income....................    4,190      2,647       3,645       5,665        8,024      7,198      8,150         9,595
Non-equity dividend...........       --         --          --          --           --       (314)      (319)         (213)
                                -------    -------     -------    --------     --------   --------   --------      --------
Net income available for
  common shareholders.........  $ 4,190    $ 2,647     $ 3,645    $  5,665     $  8,024   $  6,884   $  7,831      $  9,382
                                =======    =======     =======    ========     ========   ========   ========      ========
Income from operations as a
  percentage of net revenue...     9.7%       7.1%        7.5%        9.6%        10.6%       9.0%       9.7%          9.9%
                                =======    =======     =======    ========     ========   ========   ========      ========
Net income available for
  common shareholders as a
  percentage of net revenue...     6.7%       3.6%        4.6%        6.4%         7.3%       5.4%       5.7%          5.8%
                                =======    =======     =======    ========     ========   ========   ========      ========

---------------

(1) Prior to the Company's November 29, 1996 share exchange with Innovex, Innovex had a fiscal year end of March 31, and the Company had (and continues to have) a fiscal year end of December 31. As a result, the pooled data presented above for 1992 through 1995 include Innovex's March 31 fiscal year data in combination with the Company's December 31 fiscal year data. In connection with the share exchange, Innovex changed its fiscal year end to December 31. Accordingly, the pooled data presented above for 1996 include both Innovex's and the Company's data on a December 31 year end basis. Because of the difference between Innovex's fiscal year end in 1995 compared with 1996, Innovex's quarter ended March 31, 1996 data are included in the Company's pooled data for both 1995 and 1996.
(2) During the quarter ended March 31, 1996, the Company incurred non-recurring restructuring costs and special pension contribution in the aggregate amount of $4.7 million. Including such non-recurring costs, income from operations for the quarter ended March 31, 1996 was $7 million and net income available for common shareholders was $4.4 million.
(3) During the quarter ended December 31, 1996, the Company incurred non-recurring restructuring costs of $10.7 million and acquisition transaction costs of $17.1 million. Including such non-recurring costs, income from operations for the quarter ended December 31, 1996 was $5.3 million and net income (loss) available for common shareholders was ($14.8 million).

     Although the Company's net revenue has increased on a quarterly basis since the beginning of 1995, income from operations and net income available for common shareholders, as a percentage of net revenue, have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. Quarterly results can fluctuate as a result of a number of factors, including the timing of startup expenses for new offices, the maturity of the Company's offices, acquisitions, the completion or commencement of significant contracts, mix of services and foreign exchange fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows generated from operations were $28.3 million in 1996 versus $34.5 million and $14.8 million in 1995 and 1994, respectively. Investing activities in 1996 were $142.6 million, versus $38.1 million and $14.3 million in 1995 and 1994, respectively. The change in the amount of cash used in investing activities is primarily due to the investment of the Company's net proceeds from the May 1996 private placement of its 4.25% Convertible Subordinated Notes due May 31, 2000 and its October 1995 equity offering. Such proceeds were used as follows: $62.7 million was invested in investment-grade, interest-bearing securities with maturities of greater than 90 days; $11.4 million was used for the payment of non-recurring transaction costs in connection with business combinations; $33.4 million was used for acquisitions; and $56.8 million was used to retire Innovex obligations assumed in the share exchange with Innovex. Approximately $45.2 million of the Innovex obligations was related to debt incurred for the recapitalization of Innovex in April 1996. Capital asset purchases required $39.1 million in 1996 versus $25.7 million and $16.1 million in 1995 and 1994, respectively. Capital asset expenditures in 1996 included approximately $5.0 million related to the Company's purchase of land and commencement of construction of a facility in Bathgate, Scotland. The remaining capital expenditures were predominantly incurred in connection with the expansion of existing operations, the enhancement of information technology capabilities and the opening of new offices.

     Total working capital was $96.0 million at December 31, 1996 compared to $70.0 million at December 31, 1995. Total accounts receivable and unbilled services increased 69.9% to $178.6 million at December 31, 1996 from $105.1 million at December 31, 1995, as a result of the growth in net revenue. The number of days revenue outstanding in accounts receivable and unbilled services, net of unearned income was 48 days at December 31, 1996 and December 31, 1995.

     In August 1996, the Company began construction of a 171,000 square foot facility in Bathgate, Scotland, expected to be completed in late 1997. Management's current best estimate of the total capital required for the Bathgate facility is L17.5 million (approximately $28.4 million), which includes the acquisition of land, construction of the facility and purchase of machinery and equipment. As of December 31, 1996, the Company had spent approximately L3.0 million (approximately $5.0 million) relating to the acquisition of land and construction of the Bathgate facility.

     In November 1996, in conjunction with the Company's share exchange with Innovex, the Company assumed the following commitments:

      - During 1993, Innovex acquired Clinical Research Foundation, an international contract research organization, for total consideration of approximately 32.2 DM million, of which a final payment of approximately 6.6 DM million (approximately $4.0 million) is due from the Company in April 1997.

      - In August 1996, Innovex acquired Eminent, a Spanish contract sales and marketing services firm. An initial payment of 100 Pesetas million was made in August 1996. A remaining amount of up to 700 Pesetas million (approximately $5.0 million) would be due over the next three years if certain performance measures are met.

     During 1995, the Company acquired a drug development facility in Edinburgh, Scotland. Related to this acquisition, the Company entered into a purchase commitment valued at L13.0 million (approximately $21.8 million) with payment due in December 1999. The Company has hedged this commitment by purchasing forward contracts. The Company's forward contracts mature on December 29, 1999, and as of December 31, 1996, the Company had committed to purchasing approximately L600,000 (approximately $852,000) under such contracts.

     The Company has renewed its previously expired $15.0 million unsecured line of credit with a U.S. bank. Also, the Company has a $4.0 million secured line of credit with a second U.S. bank. Additionally, the Company has available to it a L6.0 million unsecured line of credit with a U.K. bank and a L5.0 million secured overdraft facility with a second U.K. bank. At December 31, 1996, the Company had $19.0 million and L5.7 million available under these credit agreements.

     All foreign currency denominated amounts due, subsequent to December 31, 1996, have been translated using the Wednesday, January 29, 1997 foreign exchange rate as published in the January 30, 1997 edition of the Wall Street Journal.

     The Company's primary cash needs on both a short-term and long-term basis are for working capital, geographic expansion, addition of new services, potential acquisitions, general corporate purposes and capital expenditures. To further the Company's strategy of providing a continuum of contract services across key therapeutic categories for the rapid and cost effective development and marketing of products for the pharmaceutical, biotechnology and medical device industries, the Company intends to use the net proceeds of the Offerings as described under "Use of Proceeds".

     Based on its current operating plan, the Company believes that its available cash and cash equivalents, together with cash flow from operations, borrowings under its line of credit agreements and net proceeds from the Offerings will be sufficient to meet its foreseeable cash needs.

FOREIGN CURRENCY

     Approximately 56.5%, 59.2% and 57.0% of the Company's net revenue for the years ended December 31, 1996, 1995, and 1994, respectively, were derived from the Company's operations outside the United States. The Company's consolidated financial statements are denominated in U.S. dollars, and accordingly, changes in the exchange rate between foreign currencies and the U.S. dollar will affect the translation of such subsidiaries' financial results into U.S. dollars for purposes of reporting the Company's consolidated financial results.

     The Company may be subject to foreign currency transaction risks when the Company's service contracts are denominated in a currency other than the currency in which the Company incurs expenses related to such contracts. The Company limits its foreign currency transaction risks through exchange rate collars stated in its contracts with clients or the Company hedges the transaction risk with foreign exchange contracts or options. The Company recognizes changes in value in income only when contracts are settled or options exercised. There were no open foreign exchange contracts or options relating to service contracts at December 31, 1996.

TAXES

     Since the Company conducts operations on a global basis, the Company's effective tax rate has and will depend on the amount of profits in locations with varying tax rates. The Company's results of operations will be impacted by changes in the tax rates of the various jurisdictions and by changes in any applicable tax treaties. In particular, as a portion of the Company's non-U.S. business increases, the Company's effective tax rate may vary significantly from period to period. The Company's effective tax rate may also depend upon the extent to which the Company is allowed (and is able to use under applicable limitations) United States foreign tax credits in respect of taxes paid on its foreign operations.

INFLATION

     The Company believes the effects of inflation generally do not have a material adverse impact on its operations or financial condition.

                                    BUSINESS

GENERAL

     The Company is a leading provider of full-service contract research, sales and marketing services to the global pharmaceutical, biotechnology and medical device industries. Supported by its extensive information technology capabilities, the Company provides a broad range of fully-integrated contract services in order to accelerate the time from discovery to peak market acceptance of a new therapy by offering both traditional contract research services and also contract sales and marketing services. In addition, the Company also supports the developing information needs of the healthcare industry by providing health economics and healthcare policy consulting and disease and health information management services.

     The Company has grown rapidly, experiencing a five year compound annual growth rate in net revenue and net income available for common shareholders (excluding non-recurring costs) of 53.7% and 83.4%, respectively. This growth has been the result of internal expansion, augmented with strategic acquisitions. In 1996, the Company's net revenue and net income available for common shareholders, excluding non-recurring charges, was $537.6 million and $32.1 million, respectively, provided by over 50 offices located in 20 countries, and approximately 7,375 employees. During 1996, the Company provided services to 49 of the 50 largest pharmaceutical companies in the world, as ranked by 1995 healthcare revenue, and the 11 largest biotechnology companies in the world, as ranked by market capitalization in December 1996. See "-- Clients and Marketing".

     Since its inception in 1982, the Company has continued to expand the scope of its services and its geographic presence to support the needs of its clients on a worldwide basis. The Company has implemented a number of strategic initiatives to broaden its array of services and create new opportunities for growth. In November 1996, the Company completed a share exchange for all of the outstanding shares of Innovex, an international contract services organization specializing in contract research, sales and marketing of new therapies for pharmaceutical companies. Innovex's contract sales and marketing and clinical research activities are concentrated on the perimarketing phase of product life, which the Company defines as the period from two years before to two years after regulatory approval. Innovex enables the Company to complement its clinical research focus on obtaining regulatory approval with services designed to assist clients in achieving market penetration of new therapies. Accordingly, with the addition of Innovex, the Company is now able to provide late stage clinical trials and product launch services to clients during a critical and costly stage of bringing a product to market.

     Also in November 1996, the Company acquired BRI, a leading international contract research firm specializing in medical device development and regulatory compliance consulting. The addition of BRI allows the Company to offer contract services to medical device developers, and consulting services relating to good manufacturing practices ("GMP"), good clinical practices ("GCP") and good laboratory practices ("GLP"). In May 1996, the Company acquired the operating assets of Lewin-VHI, Inc., a nationally-recognized healthcare consulting firm, and formed Lewin as a new subsidiary of the Company. Combined with Benefit International, a firm specializing in pharmacoeconomic and quality of life evaluations that was acquired by the Company in May 1995, Lewin serves as the foundation for the Company's efforts to offer broad-based disease and health information management services. In February 1996, the Company acquired PMC, a CRO located in Uppsala, Sweden which has extensive clinical trials management expertise as well as a Phase I clinical trial testing unit and an analytical laboratory. This acquisition enabled the Company to expand its ability to provide drug development services in Scandinavia and position the Company for further growth in that important region for drug development. Also in 1996, in order to increase its capacity in clinical trial drug formulation, manufacturing, packaging and distribution, the Company began construction of a 171,000 square foot facility in Bathgate, Scotland. The Bathgate facility also will house a clinical data management center. See "Management's Discussion and Analysis of Financial Position and Results of Operations" and "Incorporation of Certain Documents by Reference". See "Use of Proceeds".

     To facilitate the integration of these acquisitions and to capitalize on the synergies each acquisition provides, the Company recently reorganized into three operating divisions which work closely together to provide the Company's services on an integrated basis. The Contract Research Division covers services through Phase IIIa clinical trials, including study design, clinical data management and biostatistical analysis, laboratory services, formulation and packaging of clinical trial drugs, pre-clinical services, regulatory affairs and medical device consulting. The Innovex Division includes perimarketing clinical studies in Phases IIIb and IV, as well as the Company's pharmaceutical sales and marketing services. Finally, the Lewin-Benefit Division encompasses the Company's health economics and healthcare policy consulting and disease and health information management services. The divisions provide an organizational framework for the Company to cross-sell its services and enable it to offer both product development and sales and marketing services to clients. Accordingly, the Company believes its breadth of services strengthens its competitive position as it looks to become the provider of choice for pharmaceutical, biotechnology and medical device companies and the broader healthcare industry.

INDUSTRY OVERVIEW

     The CRO industry provides independent product development services primarily for the pharmaceutical and biotechnology industries. Companies in these industries outsource product development services to CROs in order to manage the drug development process more efficiently and cost-effectively to maximize the benefits in time and profit of patent-protected products. CROs derive substantially all of their revenue from the research and development expenditures of pharmaceutical and biotechnology companies. The CRO industry has evolved from providing primarily pre-clinical services in the 1970s to a full-service industry, offering services during the pre-clinical, clinical and post-marketing phases of development for new therapies. In addition to managing clinical trials, CROs provide scientific evaluations and analyze the results according to good clinical and laboratory practices as required by the applicable regulatory authorities. CROs serving the medical device industry provide similar services designed to assist medical device developers in obtaining regulatory approval.

     The Company believes that a separate industry has developed providing sales and marketing services on a contract basis to the pharmaceutical industry. Pharmaceutical companies incur substantial expenses on sales and marketing activities, particularly at product launch to achieve peak market penetration. The introduction of a new drug requires the availability of a large number of specially-trained sales personnel, sometimes at short notice. The contract sales industry emerged in the 1980s, most notably in the U.K. where regulatory cost containment pressure led pharmaceutical companies to search for a more cost-effective way to launch new products. As a result, in order to convert high fixed costs into variable costs, large pharmaceutical companies began to outsource their sales and marketing activities related to product launch. The Company believes that, at present, similar cost containment dynamics are shaping the demand for contract sales and marketing services in additional markets, such as the United States and Germany. Large contract sales organizations can accelerate the time to peak market acceptance of a new drug by expeditiously assembling and training a contract sales force to launch a pharmaceutical company's newly approved products. Contract sales organizations are able to recruit the necessary personnel by utilizing extensive databases of pharmaceutical sales representatives. The Company believes that contract sales and marketing opportunities could emerge in the medical device and biotechnology industries as well.

     The Company believes that there is a significant market opportunity for companies focusing on the perimarketing phase of a product life cycle. The perimarketing period is characterized by significant spending on large scale clinical trials and sales staff requirements necessary to gain commercial acceptance of products. The Company believes that organizations offering integrated product development and sales and marketing services during the perimarketing period will be able to further shorten the product development cycle and accelerate market penetration so that drug sponsors can maximize the duration of a drug's commercial life under patent protection, and therefore maximize related revenue and return on investment. Accordingly, the Company believes that such organizations will have a competitive advantage over companies that compete only in either the CRO or contract sales industries.

     The CRO industry is highly fragmented, consisting of several hundred small, limited-service providers, several medium-sized CROs and only a few companies with full-service global capabilities. The contract sales and marketing industry also is highly fragmented, primarily characterized by local organizations operating within their home countries. Prior to its combination with the Company, Innovex was the largest contract sales organization in the U.K. and was expanding its services into international markets, particularly in the United States and Germany. The Company believes that, through its combination with Innovex, it is the leading global organization to combine the full spectrum of services typically offered by the CRO industry with contract sales and marketing services.

TRENDS AFFECTING OUTSOURCING

     Worldwide spending on pharmaceutical products and medical devices is increasing due to a combination of factors, including aging populations and a growing number of pharmaceutical and medical device products that provide enhanced therapeutic benefits. At the same time, regulatory pressures and pricing constraints have intensified as governments and private healthcare payors seek to manage the growth of total healthcare expenditures. These developments have led to intense competition in the pharmaceutical, biotechnology and medical device industries, where innovation, more focused research and development, rapid product introduction and cost-effectiveness have become key competitive factors. The Company believes that in response to these developments, pharmaceutical, biotechnology and medical device companies are increasingly outsourcing a variety of activities associated with product development and pharmaceutical sales and marketing to specialist third party service providers such as the Company. Although outsourcing has been prevalent for long periods of time in many industries, outsourcing to CROs and contract sales organizations is a relatively recent trend and one that is still evolving. Through such outsourcing, drug and medical device developers are attempting to reduce fixed costs and accelerate the time to market, commercial acceptance and market penetration of their products, with the aim of maximizing their return on investment.

     The Company estimates that 1995 global expenditures by the pharmaceutical and biotechnology industries on drug development services of the type offered by the CRO industry were approximately $25 billion of which approximately $2.5 billion were outsourced to CROs. Based upon industry data, the Company believes that global expenditures on sales and marketing services of the type offered by the contract sales industry are greater than expenditures on drug development, and that the percentage currently outsourced is estimated to be smaller than the percentage of outsourced drug development services. The Company believes that the following factors will contribute to the increased use of drug development and contract sales and marketing outsourcing and an expansion of the scope of services outsourced:

     COMPETITIVE PRESSURES TO CONTAIN COSTS AND ACCELERATE TIME TO MARKET. Over the last several years, pharmaceutical companies have faced significant margin pressures from patent expirations, market acceptance of generic drugs, regulatory pressures to reduce drug prices and market forces, particularly managed care. The pharmaceutical industry is consolidating as companies seek to reduce costs and increase revenues through business combinations. As a result, many pharmaceutical companies have focused on more efficient ways of conducting business and on research innovation to ensure future product pipeline. The need to increase the speed of new product development and market acceptance has become paramount in order to maximize the period of marketing exclusivity for patent-protected products. Increasingly, pharmaceutical companies have turned to outsourcing both as a means of reducing fixed costs and accelerating the drug development process. The Company believes large drug sponsors also are moving toward outsourcing greater portions of a new product's development to a single, multinational full-service provider, rather than contracting specific phases to several different providers. The Company believes that outsourcing providers with the ability to provide fully-integrated services on a multinational basis for the entire product continuum from discovery to peak marketing will benefit from this trend.

     GLOBALIZATION OF THE MARKETPLACE. Pharmaceutical, biotechnology and medical device companies are increasingly attempting to expand the market for new products by pursuing regulatory approvals and commercialization in multiple countries simultaneously rather than sequentially as they have in the past. Expanding the market for a drug or medical device is particularly important because of limited patent lives and high development costs. However, building and maintaining the internal infrastructure to pursue regulatory approval and commercialization in smaller markets is costly for these companies. The Company believes that in order to respond to these pressures and gain access to the global marketplace, pharmaceutical, biotechnology and medical device companies are increasingly outsourcing to service providers that are established in key geographic markets worldwide and that are capable of coordinating concurrent regulatory approvals or serving as the developer's presence in a particular country. The Company believes that organizations with advanced global data management capabilities, global presence, the ability to prepare regulatory submissions in multiple jurisdictions and the ability to offer sales and marketing support will benefit from these trends.

     IMPORTANCE OF SALES AND MARKETING ACTIVITIES. In addition to expenditures on research and development, pharmaceutical and biotechnology companies incur substantial expenditures on sales and marketing activities. Such expenditures are especially concentrated from the time of product launch through market penetration. During this period, pharmaceutical and biotechnology companies generally require the availability of a large number of specially-trained sales personnel on short notice for a limited duration. Additionally, these companies engage in specialized marketing of their products to prescribers and other decision makers, such as managed care providers and other intermediaries, in order to persuade them to prescribe their product in preference to alternative drugs, or to include their product in the list of drugs (the "formulary") that affiliate physicians may prescribe. Cost containment pressures have accelerated the use of third party services to provide specialized sales and marketing teams in certain European countries, and the Company believes similar trends in the United States will drive the expansion of the United States market for such services. The Company believes that pharmaceutical and biotechnology companies will increasingly turn to third-party service providers capable of replicating or supplementing the internal sales and marketing functions of the large drug companies as a variable cost alternative to developing and maintaining such resources in-house. Additionally, the Company believes that biotechnology companies will increasingly turn to outsourcing for sales and marketing services as an alternative to entering into licensing arrangements with large pharmaceutical companies that may limit the drug developer's ability to maximize profits from commercialization of the product.

     INCREASINGLY STRINGENT REGULATION; NEED FOR SOPHISTICATED INFORMATION TECHNOLOGY. Increasingly stringent regulatory requirements throughout the world have increased the volume of data required for regulatory filings and escalated the demands for data collection and analysis during the drug and medical device development processes. Pharmaceutical companies, often developing drugs in therapeutic areas where other drugs are already marketed, need larger, more complicated trials to demonstrate superiority over existing therapies. As regulatory requirements become more stringent and the need for advanced technological capabilities becomes more important, the pharmaceutical, biotechnology and medical device industries are outsourcing to organizations with strong data management capabilities to take advantage of their technological expertise.

     In addition to increasingly stringent regulatory requirements, the Company believes that recent efforts to develop global harmonized regulatory standards will increase the importance of advanced information technology capabilities in global drug development. In recent years, the FDA and corresponding regulatory agencies of Canada, Japan and Europe have commenced discussions for the purpose of developing harmonized standards for both the conduct of pre-clinical and clinical studies and the format and content of applications for new drug approval. Further, the FDA encourages the use of computer assisted filings in an effort to expedite the approval process. The Company believes that organizations with expertise in information technology and in the changing regulatory environment will have a competitive advantage.

     GROWTH IN BIOTECHNOLOGY AND GENOMICS INDUSTRIES. The United States biotechnology and genomics industries have grown rapidly over the last 10 years and are developing significant numbers of new therapies which will increasingly enter clinical trials. Many biotechnology and genomics companies do not have the necessary staff, in-house expertise or financial resources to conduct clinical trials or to market and sell products as they gain regulatory approval and therefore are looking to outsourcing as a cost-effective alternative. As more biotechnology and genomics products receive regulatory approvals, the Company believes that demand for outsourced sales and marketing services will increase. Moreover, the biotechnology and genomics industries are expanding in Europe, and the Company believes that such industries will expand in the Asia-Pacific region as governments in that region adopt policies favorable to the development of biotechnology products.

     MEDICAL DEVICE INDUSTRY GROWTH. The medical device industry worldwide has grown rapidly over the last two decades. Many new products and technologies are currently under development, creating within the medical device industry a need for more regulatory and clinical trial expertise. At the same time, requirements for government approval of medical devices have become increasingly stringent. The Company believes that medical device development companies are increasingly outsourcing for expertise in complex technologies, global clinical program management and reimbursement and regulatory compliance. The Company believes that a company with expertise in medical device development will have a competitive advantage as outsourcing increases.

COMPANY STRATEGY

     The Company's strategy is to provide a continuum of fully-integrated contract services globally across key therapeutic categories for the rapid and cost-effective development and marketing of products for the pharmaceutical, biotechnology and medical device industries. The Company believes that it is able to address the significant and expanding outsourcing needs of these markets as its services span the entire product development and launch process from the pre-clinical stage to the ultimate sales and marketing of the products. Therefore, the Company continues to expand its geographic presence, service offerings and therapeutic specializations through internal growth and strategic acquisitions while continuing to invest in sophisticated information technology critical to meeting the complex needs of its clients. This strategy has driven the rapid growth of the Company and continues to provide for future growth opportunities. In addition, in conjunction with its Lewin-Benefit Division, this strategy provides a platform for the Company to become a significant provider of health economics and healthcare policy consulting and disease and health information management services to product manufacturers and healthcare service providers. The main components of the Company's strategy are:

     PROVIDE A BROAD ARRAY OF FULLY-INTEGRATED CONTRACT SERVICES. The Company, as part of its strategy to provide a broad array of fully-integrated contract services to the pharmaceutical, biotechnology and medical device industries, has increased its range of services to encompass the continuum from discovery through commercial acceptance of products. The Company believes that the ability to offer such a full spectrum of contract services distinguishes it from organizations limited to providing only contract clinical research or contract sales and marketing services. This strategy enables the Company to cross-sell its services more comprehensively. In addition, as large pharmaceutical clients move towards forming alliances with preferred outsourcing organizations, the Company believes that such clients will seek to form relationships primarily with the largest, most innovative full-service third party service providers.

     ENHANCE THERAPEUTIC AREA SPECIALIZATION. The Company believes that it is better able to serve its pharmaceutical and biotechnology clients' needs by offering therapeutic specializations within its full range of drug development and promotional services. As pharmaceutical and biotechnology companies attempt to get drugs to market and to achieve market penetration faster, the Company believes that the ability to provide specialized therapeutic expertise is necessary to compete for clients' business. The Company has specialized business units and extensive expertise in the therapeutic areas of central nervous system, cardiovascular, infectious, and respiratory diseases as well as in the field of oncology. The Company also has significant clinical trials experience in the therapeutic areas of endocrinological, gastroenterological and genito-urinary and musculoskeletal diseases. The Company has broadened its therapeutic expertise both internally and through acquisitions and considers strategic acquisitions on an ongoing basis to further strengthen its therapeutic specializations.

     EXPAND GEOGRAPHIC PRESENCE. The Company believes that the capability to provide its services in most major and developing pharmaceutical markets enhances its ability to compete for business from large multinational pharmaceutical and biotechnology companies. With over 50 offices in 20 countries, the Company believes that it is a leader in pharmaceutical outsourcing in its ability to provide global services. Recently, the Company has focused on expanding its presence in the Asia-Pacific region and has formed a joint venture with a company in India and is exploring opportunities for similar ventures in China.

     INCREASE PENETRATION OF PERIMARKETING SERVICES. The Company believes that its expertise in providing contract services during the perimarketing phase provides a significant opportunity for growth. The Company's perimarketing services include Phase IIIb and IV clinical trials, which focus on product efficacy and product sales and marketing services. Pharmaceutical and biotechnology companies typically spend significant funds on a product during the perimarketing phase. The Company's strategy is to expand its perimarketing services, particularly in the United States and Europe, by leveraging its strong presence in those markets where the Company is currently providing clinical research services. The Company may develop sales and marketing services for a particular market internally or acquire existing local sales and marketing service providers. The Company intends to cross-sell its perimarketing services to its existing contract research clients in those markets, as well as to attract new clients who are interested only in outsourcing the high costs associated with perimarketing activities.

     EXTEND LEADERSHIP IN INFORMATION TECHNOLOGY. The Company seeks to extend its leadership in information technology in order to provide state-of-the-art drug and medical device development, perimarketing and health information management services on a worldwide basis. The Company believes that it has built an extensive and effective global information technology network for gathering, managing and analyzing clinical trials data and that its information technology provides a competitive advantage. Fundamentally, the Company's information technology supports its transnational structure by enabling all offices to exchange information with each other so that several offices worldwide can work simultaneously on a project. This network enables the Company's new offices to begin contributing immediately to the Company's transnational projects. The Company's data systems are able to concurrently compile and analyze large volumes of data from multinational trials and prepare regulatory submissions for filings on a global basis. The Company also uses its extensive information technology network to support its contract sales and marketing services. The Company has a sophisticated system for the centralized management of sales activities across a broad geographic area, as well as an advanced system to facilitate the recruitment of sales representatives and assembly of sales forces on short notice from a database of 54,000 sales representatives. The Company believes that these systems bring added value to its clients by significantly enhancing its ability to assemble a targeted sales force on an expedited basis and accelerate the time to product launch.

     CAPITALIZE ON THE GROWING IMPORTANCE OF HEALTH ECONOMICS AND DISEASE INFORMATION MANAGEMENT SERVICES IN THE HEALTHCARE INDUSTRY. The Company is positioning itself to capitalize on the growing importance of health economics and healthcare policy consulting and disease and health information management services by leveraging its capabilities and expertise to provide information-based healthcare services. In a rapidly changing healthcare environment dominated by managed care, the healthcare industry is focusing on methods of providing quality care at a lesser cost. Thus, the ability to measure healthcare outcomes and apply cost-benefit analysis to the treatment of diseases has substantial value to many interests in the healthcare industry. The Company believes that its capabilities in health economics consulting and disease management information services, through its Lewin-Benefit Division, position it to serve the emerging needs of not only managed care organizations, hospitals, governments, healthcare providers and insurance companies, but also product manufacturers, in the development of cost-effective integrated healthcare solutions.

SERVICES

     The Company provides globally integrated contract research, sales and marketing services to the pharmaceutical, biotechnology and medical device industries. The Company also offers health economics and healthcare policy consulting and disease and health information management services.

     The Company provides its clients with a continuum of services that develop a laboratory discovery into a product sale. The Company is organized in three operating divisions that interface with the client at complementary points in the process. Within the divisional structure, there is considerable overlap in specific services and a free flow of communication to best meet each client's needs. Traditional CRO services range from pre-clinical testing to Phase IIIa clinical trials and are handled by the Contract Research Division. Once the product has reached Phase IIIb clinical trials and is therefore in the perimarketing period, client services generally are provided by the Innovex Division. These two divisions generate significant amounts of data that are processed and analyzed by a sophisticated information technology system. Information technology is at the core of the Company's operations because it enhances the quality of the Company's services and allows the free flow of information between the divisions that is key to maximizing the value delivered by the Company. In addition, the data can be used and further developed by the Lewin-Benefit Division, which handles disease and health information management. These concepts are illustrated by the following chart:

                                     chart

     The Company's services are described in greater detail below.

  CONTRACT RESEARCH SERVICES

     CLINICAL TRIAL SERVICES. The Company offers comprehensive clinical trials services which are the basis for obtaining regulatory approval for drugs and medical devices. The Company has specialized business units and extensive experience in the therapeutic areas of the central nervous system, cardiovascular, infectious and respiratory diseases and the field of oncology. The Company also has significant clinical trials experience in the therapeutic areas of endocrinological, gastroenterological and genitourinary and musculoskeletal diseases. The Company is experienced in managing large trials involving several thousand patients at several hundred sites and in multinational trials conducted simultaneously in the Americas, Europe, the Asia-Pacific region and South Africa.

        This chart uses four columns to display how the Company's services support its clients' drug development needs. The far left column, titled "Customer Requirements," illustrates the services the Company provides to its clients from discovery to product commercialization; such services are listed within a vertical arrow which points towards the bottom of the page. At the top of the arrow is the word "Discovery" and the arrow points towards the bottom of the page at the word "Product." The services listed within the arrow, from top to bottom are: Pre-Clinical Testing; Formulation, Manufacturing, Packaging; Study Design; Investigator Recruitment; Clinical Trials Laboratory; Study Monitoring; Data Management; Biostatistical Analysis; Regulatory Affairs; Phase I Trials to Phase IIIa Trials; Phase IIIb Trials; Phase IV Trials; and Sales and Marketing. The next three columns are displayed under the common header "Quintiles Organization." These columns are represented as rectangles of various sizes. The second column is a rectangle which is as long as the arrow in the first column and is divided into two unequal portions by a dotted line even with "Phase IIIb Trials" inside the arrow. This column shows how the services listed in the arrow are divided between the Company's CRO Services and Perimarketing Services. Approximately one-half of the rectangle above the dotted line corresponds to the Company's CRO services and is labelled "CRO Services" and the remaining portion of the rectangle corresponds to the Company's perimarketing services and is labelled "Perimarketing Services." The third column, made up of a rectangle as long as the rectangle in the second column, simply labelled as "Information Technology," illustrates that the Company's information technology is an integral part of all the Company's services and the interface between them.
Two double arrows point each way between columns two and three; similarly, a double arrow points each way between columns three and four, which contains a square, approximately one-fourth the length of the rectangles in columns two and three, that represents the Company's disease and health information management services and is titled "Disease and Health Information Management."

     The Company provides its clients with one or more of the following core clinical trials services:

          Study Design. The Company uses its broad development expertise to serve its clients in the critical area of study design by assisting in the preparation of the study protocol and design of case report forms ("CRFs"). The protocol defines the medical issues to be examined, the number of patients required to produce statistically valid results, the period of time over which they must be tracked, the frequency and dosage of drug administration and the study procedures. The study's success often depends on the protocol's ability to predict correctly the requirements of the applicable regulatory authorities.

          Investigator Recruitment. During clinical trials, the drug is administered to patients by physicians, also referred to as investigators, at hospitals, clinics or other locations, also referred to as sites. The Company's ability to identify and recruit investigators with the appropriate expertise and an adequate base of patients who satisfy the requirements of the study protocol is critical to the success of the trial. The Company has access to several thousand investigators who have conducted clinical trials worldwide for the Company.

          Study Monitoring. The Company provides study monitoring services which include investigational site initiation, patient enrollment assistance and data collection and clarification. Site visits serve to assure the quality of the data which are gathered according to GCP and to meet the sponsors' and regulatory agencies' requirements as specified in the study protocol.

          Clinical Data Management and Biostatistical Services. The Company's clinical data management and biostatistical services were the original foundations of the Company, and the Company believes that they are two of the Company's primary competitive strengths. The Company has extensive experience in the United States and Europe in the creation of scientific databases for all phases of the drug development process, including the creation of customized databases to meet client-specific formats, integrated databases to support New Drug Application ("NDA") submissions and databases in accordance with FDA and European specifications. The Company believes that its global database capabilities are a significant competitive advantage, particularly in large-scale multi-jurisdictional trials involving thousands of patients at hundreds of sites. For example, during 1996 the Company managed the NDA submission process for six large-scale programs. The largest program included approximately 3,000 patients located throughout the United States, Europe and Japan.

          Phase I Services. The Company has Phase I units located in London, England, Uppsala, Sweden, Freiburg, Germany and Lenexa, Kansas. The services offered by these units include dose ranging, bioavailability/bioequivalence studies, pharmacokinetic/pharmacodynamic modeling, first administration to humans, multiple dose tolerance, dose effect relationship and metabolism studies. Because its Phase I units focus primarily on studies for new, innovative products, rather than generics, the Company believes there is greater opportunity for winning contracts for larger, later stage studies of such innovative products.

     In addition to the Company's core clinical trials management services, the Company provides its clients with the following specialized services:

          Centralized Clinical Trial Laboratory. In addition to providing comprehensive safety and efficacy testing for clinical trials, the Company's centralized clinical trial laboratory provides site-specific study materials, customized lab report design and specimen archival and management on behalf of a study sponsor. The centralized laboratory offers a 48-hour turnaround time for laboratory results and is capable of providing direct electronic integration of laboratory data into safety and efficacy reports for NDA submissions.

          Formulation, Manufacturing and Packaging Services. The Company offers services in the design and development of pharmaceutical dose forms as well as the manufacture of study drug and placebos and the appropriate packaging of these for double blinded studies. These services can expedite the drug development process because clinical trials are often postponed by delays in the manufacture of study drug materials. The Company is expanding its capacity for delivering these services through the construction of a new 171,000 square foot facility at Bathgate, Scotland which the Company believes will be one of the largest specialist clinical trial supplies units in the world. The Company anticipates construction will be completed in late 1997. The facility also will house a clinical data management center. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Use of Proceeds".

     PRE-CLINICAL SERVICES. The Company's pre-clinical unit in Edinburgh, Scotland is part of a drug development facility acquired by the Company in 1995 from Syntex Pharmaceuticals Limited. This unit, combined with the Company's pre-clinical facility in Ledbury, England, provides clients with a wide array of pre-clinical and toxicology services. These services are designed to produce the data required to identify, quantify, and evaluate the risks to humans resulting from the manufacture or use of pharmaceutical and biotechnology products, including developmental and reproductive toxicology, genetic toxicology, neurotoxicology, carcinogenicity testing, pharmacology, analytical chemistry, pathology, metabolism and pharmacokinetics.

     REGULATORY AFFAIRS SERVICES. The Company provides comprehensive medical and regulatory services for its pharmaceutical and biotechnology clients. The Company's medical services include medical oversight of studies, review and interpretation of adverse experiences, medical writing of reports and study protocols and strategic planning of drug development programs. Regulatory services for product registration include regulatory strategy design, document preparation, consultation, and liaison with various regulatory agencies. The Company's regulatory affairs professionals help to define the steps necessary to obtain registration in the most expeditious manner. The Company is able to provide such services in numerous countries to meet its clients' needs to launch products in multiple countries simultaneously.

     MEDICAL DEVICE SERVICES. With its acquisition of BRI in November 1996, the Company believes it obtained a leading international contract research firm specializing in medical devices and regulatory consulting. The Company's service offerings include: review of global strategies for device development and introduction; identifying regulatory requirements in targeted markets; clinical study design and planning; data management; statistical analysis of report preparations; global clinical trial management and monitoring capabilities; consultation on quality control and quality assurance issues; regulatory filings; compliance with United States, European and European Union regulations relating to medical devices; long-range planning for multinational product launches; compliance with legislative requirements for market access; post-marketing requirements; managing relationships with national governments and regulatory authorities; European pricing strategies; and European personnel and recruitment services.

  PERIMARKETING SERVICES (INNOVEX)

     The Company provides services to the pharmaceutical industry with a strategic focus on the commercial launch of new drugs. These services include contract sales, marketing and Phases IIIb and IV clinical trials. The Company believes that there is significant potential for future growth in the market for such contract services. The Company is well-positioned to benefit from this opportunity by cross-selling its sales and marketing outsourcing capabilities to its contract research clients. Similarly, the Company believes that its existing and new sales and marketing relationships will benefit its future contract research opportunities.

     SALES AND MARKETING SERVICES. The Company offers a flexible range of contract sales services which are delivered through dedicated and syndicated sales teams. Dedicated sales teams are comprised of sales representatives recruited by the Company in accordance with client specifications to conduct sales efforts for a particular client. Dedicated sales teams can be managed by the Company or can report directly to the client, depending on client preference. In certain circumstances, the Company can transfer an entire dedicated sales team to the client for an additional placement fee. Syndicated sales teams promote a number of drugs for different clients and are generally managed directly by the Company. The Company's contract sales teams form a highly skilled network of professionals that afford clients substantial flexibility in selecting the extent and cost of promoting products as well as their level of involvement in managing the sales effort.

     The Company believes that speed of recruitment, quality of training and management of sales representatives, supported by advanced information technology, are key to providing clients with a sales force tailored to meet their geographic and scheduling needs. The Company's ability to assemble a sales team quickly is a product of combining the talents of experienced personnel for screening and interviewing candidates with the use of information technology, such as scanning and resume tracking systems, to expedite recruitment. In the United States, the Company maintains an electronic database of 54,000 resumes and has recruited as many as 125 sales representatives per week. In addition, the Company has established relationships with specialist healthcare recruitment agencies in Europe, particularly the U.K., and the United States to assist in its recruiting efforts. A client-specific national sales force can be recruited by the Company in as few as eight weeks, whereas the Company believes pharmaceutical companies often take six to nine months to build an internal sales force. Sound hiring procedures, such as the Company's candidate assessment program, background screenings and drug testing programs, supplemented by the Company's internal training and development programs, help to ensure the quality of recruited personnel. Once the sales teams are assembled, the Company uses its electronic territory management system ("ETMS") to enhance the speed, effectiveness and accountability to clients of its contract sales activities. This system is currently being used in the United States and is being implemented in the U.K. The Company intends to further expand the use of ETMS in the U.K. and internationally in 1997.

     The Company also provides a range of specialized marketing services specifically for pharmaceutical companies aimed at influencing the decisions of patients and physicians and accelerating the acceptance of drugs into treatment guidelines and formularies. Such services are typically purchased by the marketing departments of pharmaceutical companies, however, marketing of new products often receives substantial attention from senior executives, creating an opportunity for the Company to interact with the strategists of the pharmaceutical industry. The Company believes that its commercial orientation, clinical and promotional expertise and international experience enable it to tailor programs to specific client needs in a wide range of geographic markets and therapeutic areas.

     The market for outsourced contract sales and marketing services in the pharmaceutical industry has been predominantly national in nature and is most highly developed in the U.K. where the Company estimates that one out of every four pharmaceutical sales representatives is a contract sales representative. In 1996 the Company derived $76.7 million of its net revenue from contract sales and marketing services of its U.K. operations. The Company believes that contract sales and marketing generally is more developed in the U.K. because regulatory cost containment pressures occurred much earlier there than in other markets. Although there is a much lower level of market penetration for outsourced sales and marketing services in most other countries, the market has been growing, particularly in the United States and Germany, where increased cost containment pressures have emerged. Net revenue from the Company's contract sales and marketing services in the United States and Germany for 1996 was $55.4 million and $14.4 million, respectively. The Company also currently offers contract sales and marketing services in The Netherlands, Sweden and Spain and is seeking to develop such services in other parts of the world.

     CONTRACT RESEARCH SERVICES. The Company also provides contract research services, primarily for Phase IIIb and Phase IV clinical trials during the perimarketing period. The Company believes that this focus on Phase IIIb and Phase IV trials complements the Company's sales and marketing activities and enables the Company to integrate marketing considerations with the design of late stage clinical research protocols. The Company believes this coordination between clinical investigators and marketing professionals enables it to provide added value during the sales and marketing of a product.

  HEALTH ECONOMICS AND DISEASE INFORMATION MANAGEMENT SERVICES (LEWIN-BENEFIT)

     The Company offers a wide range of health economics and disease management information services to private and public sector clients to develop solutions in the public policy, managed care and medical technology arenas of healthcare. The Company's capabilities encompass health economics and healthcare policy research and consulting,and disease and health information management services. The Company serves clients throughout the healthcare industry, including federal and state government agencies, associations, hospitals, physician groups, managed care organizations, industry suppliers, pharmaceutical companies and insurers.

     HEALTHCARE POLICY RESEARCH AND CONSULTING. The Company's healthcare policy research and healthcare consulting services are designed to assist clients in evaluating healthcare programs and policies and developing strategies for doing business in the highly regulated healthcare environment. The Company has over 100 consultants, including clinicians, economists, marketing professionals and former high-level government executives with experience in the private sector, providing interdisciplinary skills and expert capabilities in corporate strategic planning and management, program and policy development, financial and cost-effectiveness analysis, evaluation design, microsimulation modeling and data analysis across five general practice areas: public health and finance policy, healthcare organizations, economic analysis, managed care and medical technology. The Company has access to more than 76 healthcare-related databases and has developed the expertise to analyze such complex data to respond to its clients' information needs. These services represent the core competencies of Lewin, a nationally-recognized healthcare consulting firm acquired by the Company in 1996. The Company believes that it can leverage Lewin's reputation, expertise and access to providers and policymakers to cross-sell its other health economics and information management services beyond its current market.

     HEALTH ECONOMICS CONSULTING AND DISEASE INFORMATION MANAGEMENT
SERVICES. The Company's health economics consulting and disease information management services focus on applying healthcare outcomes analysis to the economic valuation of drugs and the treatment of diseases using data generated from its clinical trials services. These services enable regulators, health care providers and third parties to assess the pricing and cost-effectiveness of new medical therapies. The Company believes that such economic valuation of drugs will play an important role in the future determination of drug pricing. Additionally, France, Germany, the U.K., Canada and Australia require cost-benefit analyses in regulatory submissions, and the Company believes that other countries may adopt similar requirements in the future. The Company believes that it will benefit from cross-selling these services to its pharmaceutical and biotechnology clients which are subject to pressures from managed care providers and regulators to demonstrate the cost-effectiveness of new products.

     PLATFORM FOR FUTURE GROWTH. The Company is positioning itself to serve as a health information interface between the users of healthcare services and the developers of healthcare treatments by developing health information management services designed to evaluate alternative healthcare solutions and provide third parties with the tools to select among them. While hospitals and healthcare provider organizations are placing intense pressure on the prices of products and services, the public is highly concerned about the resulting quality of care. The Company believes that purchasers of healthcare services, such as individuals and employers, as well as public interest groups and governments, are becoming increasingly interested in the value of care, as a function of its cost and level of quality, and, accordingly, are seeking ways to measure and weigh the value of various healthcare alternatives.

INFORMATION TECHNOLOGY

     All of the Company's services are enhanced by the Company's ongoing investment in information technology. The Company believes that it was a pioneer in the CRO industry in building a comprehensive global information technology network for gathering, managing and analyzing clinical trials data. The Company's information technology systems consist of a wide area network linking approximately 50 local area networks and interconnecting over 6,000 microcomputers worldwide. The Company continues to improve and expand this network, supported by the development of data management software to further streamline the drug development process. The Company's network enables the exchange of information among the Company's offices on a worldwide basis, facilitating concurrent multinational clinical trials and regulatory submissions. In addition, through the Company's innovative systems, clients are able to gain direct access to key data with respect to their products in testing, such as adverse events, CRFs and clinical laboratory testing results on a current basis. Clients using the Company's sales and marketing services can access information related to sales calls and provide feedback about the performance of the Company's sales representatives. The Company's sales and marketing services are further supported by its ETMS for planning, targeting, reporting, analysis and communications of sales and marketing activities, allowing the Company to centralize management of sales activities across a broad geographic area. The Company currently uses this system in the United States and is implementing it in the U.K. The Company intends to further expand the use of ETMS in the U.K. and internationally in 1997. Additionally, the Company utilizes an enhanced system for screening and tracking resumes as the cornerstone of its efforts to rapidly recruit qualified sales representatives.

     Some of the Company's internally developed systems which facilitate its drug development services, sales and marketing services and overall business management are described below:

INNTRAX.......  Computerized clinical trial administrative management system.
QTONE(TM).....  Touchtone and voice response patient information system.
QCANDA(TM)....  System for electronic submission and review of NDA data.
QSTAR(TM).....  Imaging technology process which eliminates time and minimizes errors in data management by electronically
                routing and tracking optically scanned CRFs.
QLIMS(TM).....  A laboratory data management system which provides protocol-
                specific validity checks.
QNET(TM)......  System which allows electronic monitoring of laboratory test data.
QNOW(TM)......  Client contact management and investigator database.
IBDIS.........  Client news-tracking system.

     The Company's information technology systems are supported by approximately 170 employees worldwide who are committed to the ongoing development of technology solutions to support the Company's services on a worldwide basis. See "-- Strategy -- Extend Leadership in Information Technology".

CLIENTS AND MARKETING

     The Company coordinates its business development efforts across its service offerings through a central business development function. The Company believes that it is best able to capitalize on the synergies arising from its broad array of fully-integrated contract services by cross-selling its services at a centralized level. In addition, the Company believes that this structure allows the Company to serve its clients more effectively, while permitting the divisions to focus on the services provided.

     The Company's business development function directs the activities of business development personnel in each of the Company's United States locations as well as the Company's locations in the U.K., Belgium, Canada, France, Germany, Ireland, Italy, Japan, the Netherlands, Argentina, Denmark, Australia, Spain, Sweden and Singapore. Most of the Company's business development personnel have technical or scientific backgrounds and many are physicians, pharmacologists, statisticians or regulatory affairs professionals. The Company coordinates its worldwide marketing efforts through a computerized system integrated into each of the Company's offices that is actively marketing services.

     The Company provides its clinical research services and sales and marketing services on a global basis to the pharmaceutical, biotechnology and medical device industries. In addition, the Company provides health economics and healthcare policy consulting and disease and health information management services to the United States healthcare industry and governments. For the year ended December 31, 1996, approximately 43.8% of the Company's net revenue was attributed to operations in the Americas, 53.8% to European operations and 2.4% to Asia-Pacific operations. The Company has provided services during 1996 to 49 of the 50 largest pharmaceutical companies in the world, as ranked by 1995 healthcare revenue, and to the 11 largest biotechnology companies in the world, as ranked by market capitalization in December, 1996. In 1996, the Company represented over 300 clients, including some of the largest American, European and Japanese pharmaceutical companies.

     In 1996, Sandoz AG accounted for 11.9% of the Company's consolidated net revenue. The Company has in the past derived, and may in the future derive, a significant portion of its net revenue from a relatively limited number of major projects or clients. Concentrations of business in the CRO industry are not uncommon and are increasing as large pharmaceutical companies are outsourcing larger projects to fewer full-service providers. The Company is likely to experience such concentration in future years. See "Risk Factors -- Dependence on Certain Industries and Clients".

COMPETITION

     The market for the Company's contract research services is highly competitive, and the Company competes against traditional CROs, the in-house research and development departments of pharmaceutical companies, as well as universities and teaching hospitals. Within the CRO industry, there are several hundred small, limited-service providers, several medium-sized firms, and only a few full-service companies with global capabilities. The Company believes that it is the only company offering full-service contract research services with annualized net revenue exceeding $500 million. Consolidation in the CRO industry will likely result in greater competition among the larger contract research providers for clients and acquisition candidates. The Company's primary contract research competitors include Covance Pharmaceutical Product Development, Inc., PAREXEL International Corp. and ClinTrials Research, Inc. In sales and marketing services, the Company competes against the in-house sales and marketing departments of pharmaceutical companies and small local contract sales organizations in each country in which it operates. The Company also competes against consulting firms offering healthcare consulting services, including boutique firms specializing in the healthcare industry and the healthcare departments of large firms.

     Competitive factors for contract research services include previous experience, medical and scientific experience in specific therapeutic areas, the quality of contract research, the ability to organize and manage large-scale trials on a global basis, the ability to manage large and complex medical databases, the ability to provide statistical and regulatory services, the ability to recruit investigators, the ability to integrate information technology with systems to improve the efficiency of contract research, an international presence with strategically located facilities, financial viability, and price. The primary competitive factors affecting contract sales and marketing services are the ability to quickly assemble, train and manage large qualified sales forces to handle broad scale launches of new drugs and price. Competitive factors affecting healthcare consulting services include experience, reputation, access to data, ability to analyze data and price. The Company believes that it competes favorably in these areas. In addition, the Company believes that the synergies arising from integrating contract research services with contract sales and marketing services, supported by global operations and information technology, differentiate the Company from its competitors.

EMPLOYEES

     The Company has approximately 7,375 employees, comprised of approximately 3,325 in the Americas, 3,925 in Europe and Africa and 125 in the Asia-Pacific region, and over 50 offices in 20 countries.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

NAME                                        AGE                    POSITION
----                                        ----                   --------
Dennis B. Gillings, Ph.D.(1)..............   52   Chairman of the Board of Directors and
                                                  Chief Executive Officer
Barrie S. Haigh(5)........................   58   Vice Chairman of the Board of Directors
                                                  and Director of Corporate Development
Santo J. Costa(7).........................   51   President, Chief Operating Officer and
                                                  Director
Rachel R. Selisker(7).....................   41   Chief Financial Officer, Executive Vice
                                                  President Finance, Treasurer and Director
Gregory D. Porter.........................   40   Executive Vice President, Chief
                                                  Administrative and Legal Officer, and
                                                  Secretary
Ludo J. Reynders, Ph.D.(4) ...............   43   Chief Executive Officer, CRO Division, and
                                                  Director
David F. White............................   53   Chief Executive Officer, Innovex Division
Lawrence S. Lewin(6)(7)...................   58   Chief Executive Officer, Lewin-Benefit
                                                  Division, and Director
Paul Knott, Ph.D.(6)......................   43   Senior Vice President, International
                                                  Strategic Development, and Director
Eric J. Souetre, M.D., Ph.D. .............   41   President, Benefit International, SNC, a
                                                  subsidiary of the Company, and Director
Robert C. Bishop, Ph.D.(1)(3)(5)..........   54   Director
Chester W. Douglass, Ph.D.(1)(3)(4).......   56   Director
John G. Fryer, Ph.D.(3)(4)................   59   Director
Arthur M. Pappas(1)(2)(5).................   49   Director
Richard H. Thompson(1)(2).................   60   Director
Vaughn D. Bryson(2)(6)....................   58   Director Elect

---------------

(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee
(4) Member of Quality Committee
(5) Member of Nominations Committee
(6) Member of Policy Committee
(7) Member of Human Resources Committee

     Dennis B. Gillings, Ph.D. founded the Company in 1982 and has served as Chief Executive Officer and Chairman of the Board of Directors since its inception. From 1972 to 1988, Dr. Gillings served as a professor in the Department of Biostatistics at the University of North Carolina at Chapel Hill. During his tenure as a professor, he was active in statistical consulting for the pharmaceutical industry. Dr. Gillings currently serves on the Board of Directors of the University of North Carolina School of Public Health Foundation. Dr. Gillings has been published widely in scientific and medical journals. Dr. Gillings received a Diploma in Mathematical Statistics from the University of Cambridge and a Ph.D. in Mathematics from the University of Exeter.

     Barrie S. Haigh became Vice Chairman of the Board of Directors and Director of Corporate Development on January 1, 1997. Mr. Haigh founded Innovex in 1979 and served as its Chairman until

November 1996 when Innovex merged with the Company. From 1979 until August 1994 Mr. Haigh served as Chief Executive Officer and Chairman of the Board of Innovex. Previously, Mr. Haigh held management positions with Syntex, Merck Sharp and Dohme. Mr. Haigh is a member of the Board of Management of the Association of the British Pharmaceutical Industry and a Fellow of the Royal Pharmaceutical Society of Great Britain for distinction in the profession of Pharmacy. Mr. Haigh received a degree in pharmacy from Bradford University.

     Santo J. Costa became President and Chief Operating Officer of the Company on April 1, 1994 and has been a director since April 1994. From July 1, 1993 to March 31, 1994, Mr. Costa directed the affairs of his own consulting firm, Santo
J. Costa & Associates, which focused on pharmaceutical and biotechnology companies. Prior to June 30, 1993, Mr. Costa served seven years at Glaxo, Inc., a pharmaceutical company, as Senior Vice President Administration and General Counsel and a member of the Board of Directors. Mr. Costa serves as a director of NPS Pharmaceuticals Inc. Mr. Costa received his law degree from St. John's University.

     Rachel R. Selisker, a certified public accountant, serves as Chief Financial Officer and Executive Vice President Finance for the Company and has been the Company's principal financial officer since 1987. Ms. Selisker has served as a director of the Company since November 2, 1995. From 1981 to 1987, Ms. Selisker was with the accounting firm of Oppenheim, Appel, Dixon & Co. in Raleigh, North Carolina.

     Gregory D. Porter has served as Executive Vice President, Chief Administrative and Legal Officer, General Counsel and Secretary since January 1, 1997. Mr. Porter joined the Company in September 1994 as Vice President, General Counsel and Secretary. From 1982 to September 1994, Mr. Porter was in the private practice of law. From 1981 to 1982, Mr. Porter clerked with the Honorable William Matthew Byrne of the U.S. District Court for the Central District of California. Mr. Porter received his law degree from the University of North Carolina at Chapel Hill.

     Ludo J. Reynders, Ph.D. serves as Chief Executive Officer of the Company's CRO Division. He has managed European clinical operations since joining the Company in 1988. Dr. Reynders has served as a director of the Company since January 1, 1995. Prior to joining the Company, Dr. Reynders managed the biostatistics and data management department of the Bristol-Myers Co. Pharmaceutical Research and Development Division, located in Brussels, Belgium. Dr. Reynders received an M.S. and Ph.D. in Applied Sciences from the University of Louvain, Louvain, Belgium.

     David F. White serves as the Chief Executive Officer of the Company's Innovex Division. Mr. White joined Innovex as Chief Executive Officer in September 1994 from ICI plc. At ICI, he had a broad career principally in the pharmaceutical business. After successive appointments as Managing Director of Stuart Pharmaceuticals from June 1984 to October 1985 and General Manager, ICI Pharmaceuticals (U.K.) to December 1988, he was promoted to lead the global plastics and acrylics businesses.

     Lawrence S. Lewin has served as the Chief Executive Officer of the Company's Lewin-Benefit Division and has served as the Chief Executive Officer of The Lewin Group, Inc., a subsidiary of the Company, since May 1996. Mr. Lewin has been a director of the Company since June 1996. Between November 1992 and May 1996, Mr. Lewin served as the Chairman and Chief Executive Officer of Lewin-VHI, Inc., a healthcare consulting firm specializing in performing economic analyses, product profiles, and strategic development for healthcare reform and medical reimbursement and the establishment of medical guidelines. Mr. Lewin serves as a director of Apache Medical Systems, Inc. and as a member of the advisory boards of the Hambrecht & Quist Healthcare Investors Fund and the Hambrecht & Quist Life Sciences Fund. Mr. Lewin received an M.B.A. from Harvard Business School.

     Paul Knott, Ph.D. became a director of the Company on January 1, 1997 and serves as Senior Vice President International Strategic Development. Dr. Knott served as Group Finance Director of Innovex from November 1992 to November 1996. Prior to joining Innovex in November 1992, Dr. Knott directed the affairs of his own consulting firm. From March 1990 to January 1992, Dr. Knott served as Group Finance Director of Stormgard Plc, an office supplies group of companies quoted on the London Stock Exchange. Prior to that time Dr. Knott spent 11 years with KPMG, where he achieved a senior management position in a corporate finance department in London. He is a fellow of the Institute of

Chartered Accountants in England and Wales. Dr. Knott received a Ph.D. in Geomorphology from the University of London.

     Eric J. Souetre, M.D., Ph.D. has been President and Chief Executive Officer of Benefit International, SNC, a subsidiary of the Company, since May 1995 and has served as a director since November 2, 1995. Previously, Dr. Souetre served as President and Chief Executive Officer of Benefit International, S.A. since 1990. Dr. Souetre concurrently holds an assistant professorship at Paris University and a research associate position at the University of Pennsylvania. Dr. Souetre is board certified in psychiatry and licensed to practice in France and Europe. Dr. Souetre received his medical degree from Nice Medical School, France. He earned a Ph.D. in Neurosciences from Marseille University, and an M.B.A. from the Institut Superieur des Affaires, Paris.

     Robert C. Bishop, Ph.D. has served as a director since April 1994. Since May 1992, Dr. Bishop has served as President, Chief Executive Officer and director of AutoImmune, Inc., a biotechnology company. From February 1991 to April 1992, Dr. Bishop served as President of Allergan Therapeutics Group, a division of Allergan, Inc., an eye and skin care company. From August 1989 to February 1991, Dr. Bishop served as President of Allergan Pharmaceuticals, a division of Allergan, Inc. Dr. Bishop received an M.B.A. from the University of Miami and a Ph.D. in Biochemistry from the University of Southern California.

     Chester W. Douglass, Ph.D. has served as a director of the Company since 1983. Dr. Douglass is Professor and Chairman of the Department of Oral Health Policy and Epidemiology, Harvard University School of Dental Medicine and has served 30 years in various academic appointments at Temple University, the University of North Carolina at Chapel Hill, and Harvard University. Dr. Douglass received a D.M.D. from the Temple University School of Dentistry, an M.P.H. from the University of Michigan School of Public Health and a Ph.D. from the University of Michigan Rackham School of Graduate Studies.

     John G. Fryer, Ph.D. has served as a director of the Company since 1988. Dr. Fryer is a research professor in the Department of Biostatistics at the University of North Carolina at Chapel Hill and has over 25 years of academic experience in biostatistics. Dr. Fryer received a Ph.D. in Statistics from the University of London.

     Arthur M. Pappas has served as a director since September 1994. Mr. Pappas is Chairman and Chief Executive Officer of A.M. Pappas & Associates, LLC, an international management and consulting services company and investor in high technology and life sciences industries. Mr. Pappas previously served as a director on the board of Glaxo Holdings plc with executive and board responsibilities for operations in Asia Pacific, Latin America and Canada. Mr. Pappas also serves as a director of GeneMedicine, Inc., Embrex, Inc. and KeraVision, Inc. Mr. Pappas' 26 years of experience in the healthcare industry also includes positions with Merrell Dow Pharmaceuticals and Abbott Laboratories International, Inc. Mr. Pappas received an M.B.A. in Finance from Xavier University.

     Richard H. Thompson has served as a director of the Company since 1991. Mr. Thompson is Executive Chairman and co-founder of the Thompson Clive Group, an international venture capital firm based in London, England, where he has served since 1977. Mr. Thompson is on the board of directors of Thompson Clive Investments plc, an authorized investment trust quoted on the London Stock Exchange, and is on the board of directors of a number of private companies. Mr. Thompson received an M.A. in Engineering from the University of Cambridge.

     Vaughn D. Bryson was elected to serve as a director beginning March 1, 1997. Mr. Bryson has served as Vice Chairman of Vector Securities International, Inc. from April 1994 to December 1996. Presently, Mr. Bryson serves as a consultant to Vector Securities International, Inc. Previously, Mr. Bryson spent a 32-year career at Eli Lilly & Co., where he served until his retirement as President and Chief Executive Officer, beginning in 1991, and as a director beginning in 1984. Mr. Bryson is a director of ARIAD Pharmaceuticals, Inc., Endovascular Technologies, Inc., Fusion Medical Technologies, Inc., Napro Biotherapeutics, Inc. and Perclose, Inc. Mr. Bryson holds an M.B.A. from Stanford University.

     The Board of Directors of the Company is divided into three classes as nearly equal in number as possible. Each year the shareholders elect the members of one of the three classes to a three year term of office. Messrs. Gillings, Douglass, Thompson and Souetre serve in the class whose term expires in 1997; Messrs. Bishop, Costa, Pappas and Reynders serve in the class whose term expires in 1998 and Messrs. Fryer, and Selisker serve in the class whose term expires in 1999. Messrs. Lewin, Haigh, Knott and Bryson were appointed by the Board of Directors and as such their terms will expire at the 1997 annual meeting of shareholders.

     The Board of Directors has an Executive Committee, Audit Committee, Compensation Committee, Quality Committee, Nominations Committee, Policy Committee and Human Resources Committee. The Executive Committee may exercise all of the power of the Board of Directors during intervals between meetings of the Board. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent auditors. The Compensation Committee is responsible for the approval of compensation arrangements for officers of the Company and the review of the Company's compensation plans and policies. The Quality Committee oversees the reporting of serious adverse events for the Company's studies and establishes policies regarding scientific integrity and quality assurance. The Nominations Committee nominates individuals to serve on the Board of Directors for shareholder approval. The Policy Committee is responsible for reviewing conflicts of interest arising from the provision of services to a wide variety of clients and overseeing the conflicts resolution process. The Human Resources Committee oversees strategic global human resources issues.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 31, 1996, and as adjusted to reflect the sale of the shares of Common Stock offered in the Offerings, (i) by each person known by the Company to own beneficially more than five percent of the Common Stock, (ii) by each director and director nominee, (iii) by each executive officer, (iv) by all directors and executive officers of the Company as a group and (v) by each Selling Shareholder. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.

                                           SHARES BENEFICIALLY      SHARES     SHARES BENEFICIALLY
                                               OWNED PRIOR          BEING          OWNED AFTER
                                              TO OFFERING(1)      OFFERED(2)       OFFERING(1)
                                           --------------------   ----------   --------------------
            NAME AND ADDRESS                 NUMBER     PERCENT                  NUMBER     PERCENT
            ----------------               ----------   -------                ----------   -------
Dennis B. Gillings, Ph.D.(3).............   3,717,214    11.2%           --     3,717,214    10.8%
Barrie S. Haigh(4).......................   5,426,696    16.4%      451,981     4,974,715    14.5%
Santo J. Costa(5)........................      54,936       *         5,000        49,936       *
Ludo J. Reynders, Ph.D.(6)...............      93,472       *        15,000        78,472       *
Chester W. Douglass, Ph.D.(7)............     276,500       *            --       276,500       *
John G. Fryer, Ph.D.(8)..................     381,096     1.1%           --       381,096     1.1%
Richard H. Thompson(9)...................     526,222     1.6%           --       526,222     1.5%
Robert C. Bishop(10).....................      11,626       *            --        11,626       *
Arthur M. Pappas(11).....................      26,800       *            --        26,800       *
Eric J. Souetre, M.D., Ph.D.(12).........     329,204       *            --       329,204       *
Rachel R. Selisker(13)...................      87,608       *            --        87,608       *
Gregory D. Porter(14)....................       7,168       *           600         6,568       *
Lawrence S. Lewin (15)...................      19,609       *            --        19,609       *
David F. White (16)......................      91,481       *        22,000        69,481       *
Paul Knott, Ph.D.(17)....................     131,144       *        50,241        80,903       *
Vaughn D. Bryson.........................          --       *            --            --       *
Stella D. Haigh (18).....................   5,426,696    16.4%      451,981     4,974,735    14.5%
Barrie Haigh Children's Settlement No.
  1(19)..................................     281,092       *        22,599       258,493       *
Barrie Haigh Children's Settlement No.
  2(19)..................................     281,092       *        22,599       258,493       *
Lloyds Development Capital Limited(19)...     427,204     1.3%      277,683       149,521       *
MSS Nominees Limited
  (Account 758170)(19)...................     140,467       *        93,117        47,350       *
MSS Nominees Limited
  (Account 758979)(19)...................      62,746       *        41,596        21,150       *
MSS Nominees Limited
  (Account 757549)(19)...................     561,948     1.7%      372,520       189,428       *
MSS Nominees Limited
  (Account 778392)(19)...................      47,748       *        31,652        16,096       *
General Accident Executor and Trustee
  Company Limited (Account H715)(19).....     187,316       *       124,174        63,142       *
General Accident Executor and Trustee
  Company Limited (Account H716)(19).....      46,848       *        31,055        15,793       *
David Martin Fleet(20)...................      85,709       *        19,450        66,259       *
David Dawson Lilley(21)..................      76,132       *           306        75,826       *
Jonathan Kenneth Bolter(22)..............      50,036       *         7,158        42,878       *
Nicholas John McCooke(23)................      25,140       *         8,361        16,779       *

                                           SHARES BENEFICIALLY      SHARES     SHARES BENEFICIALLY
                                               OWNED PRIOR          BEING          OWNED AFTER
                                              TO OFFERING(1)      OFFERED(2)       OFFERING(1)
                                           --------------------   ----------   --------------------
            NAME AND ADDRESS                 NUMBER     PERCENT                  NUMBER     PERCENT
            ----------------               ----------   -------                ----------   -------
HSBC Private Equity Investments
  Limited(19)............................   1,943,108     5.9%    1,288,106       655,002     1.9%
     Vintner's Place
     68 Upper Thames Street
     London EC4V 3BJ
     England
Pilgrim Baxter & Associates, Ltd.(24)....   2,017,100     6.1%           --     2,017,100     5.9%
     1255 Drummers Lane
     Suite 300
     Wayne, PA 19087-1590
All directors and executive officers as a
  group (16 persons)(25).................  11,180,776    33.4%      544,822    10,635,954    30.7%

---------------

    * Less than one percent
 (1) Based on 33,149,962 shares of Common Stock outstanding on December 31, 1996, and 34,309,962 shares of Common Stock outstanding immediately after the Offerings. Pursuant to the rules of the Commission, certain shares of the Company's Common Stock which a person has the right to acquire within 60 days pursuant to the exercise of stock options are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
 (2) If the Underwriters' over-allotment options are exercised in full, the following Selling Shareholders will sell, in the aggregate, up to an additional 600,000 shares of Common Stock: HSBC Private Equity Investments Limited, Lloyds Development Capital Limited, MSS Nominees Limited (Account 758170), MSS Nominees Limited (Account 758979), MSS Nominees Limited (Account 757549), MSS Nominees Limited (Account 778392), General Accident Executor and Trustee Company Limited (Account H715) and General Accident Executor and Trustee Company Limited (Account H716).
 (3) Includes 34,508 shares subject to presently exercisable stock options and 76,786 shares held by the Company's Employee Stock Ownership Plan ("ESOP") for Dr. Gillings' account. Includes 3,302 shares owned by Dr. Gillings' daughter, 120,000 shares owned by the Gillings Family Limited Partnership, of which Dr. Gillings and his wife are the general partners, and 128,709 shares owned by Dr. Gillings' wife. Dr. Gillings disclaims beneficial ownership of all shares owned by his wife and all shares in the Gillings Family Limited Partnership, except to the extent of his interest therein.
 (4) Includes 4,302,327 shares acquired in connection with the Company's share exchange with Innovex. Includes 562,185 shares held by Mr. Haigh's wife, 281,092 shares held by Barrie Haigh Children's Settlement No. 1 and 281,092 shares held by Barrie Haigh Children's Settlement No. 2. In the Offerings, Mr. Haigh is selling 361,585 shares, his wife, Stella D. Haigh, is selling 45,198 shares and Barrie Haigh Children's Settlement No. 1 and No. 2 are each selling 22,599 shares.
 (5) Includes 53,535 shares subject to presently exercisable stock options and 1,201 shares held by the Company's ESOP for Mr. Costa's account.
 (6) Includes 47,443 shares subject to presently exercisable stock options and 1,649 shares held by the Quintiles (UK) Limited Approved Profit Sharing Scheme for Dr. Reynders' account.
 (7) Includes 9,000 shares subject to presently exercisable stock options. Includes 58,500 shares owned by the Douglass Family Limited Partnership of which Dr. Douglass is the sole general partner. Dr. Douglass disclaims beneficial ownership of the shares held by the limited partnership except to the extent of his pecuniary interest therein.
 (8) Includes 8,748 shares subject to presently exercisable stock options.

 (9) Includes 16,520 shares held in trust for Mr. Thompson and his wife and 2,502 shares subject to presently exercisable options. Also includes 500,000 shares owned by Thompson Clive Investments plc. The board of directors of Thompson Clive Investments plc, of which Mr. Thompson is a director, exercises sole voting and investment power with respect to the shares owned by Thompson Clive Investments plc. Thompson Clive & Partners Limited, of which Mr. Thompson is chairman, serves as the manager of Thompson Clive Investments plc. Mr. Thompson disclaims beneficial ownership of the shares owned by Thompson Clive Investments plc, except to the extent of his interest in Thompson Clive Investments plc.
(10) Includes 7,626 shares subject to presently exercisable stock options.
(11) Includes 6,000 shares subject to presently exercisable stock options. Includes 400 shares held by Mr. Pappas' son and 400 shares held by Mr. Pappas' daughter for which Mr. Pappas holds power of attorney.
(12) Includes 825 shares subject to presently exercisable stock options and 293 shares held by the Company's ESOP for Dr. Souetre's account. Includes 328,086 shares owned by ACTA, a Luxembourg company owned by Dr. Souetre.
(13) Includes 26,725 shares subject to presently exercisable stock options and 20,591 shares held by the Company's ESOP for Ms. Selisker's account.
(14) Includes 6,729 shares subject to presently exercisable stock options and 439 shares held by the Company's ESOP for Mr. Porter's account.
(15) Includes 19,609 shares subject to presently exercisable stock options acquired in connection with the Company's purchase of the assets of Lewin-VHI, Inc.
(16) Includes 91,481 shares acquired in connection with the Company's share exchange with Innovex of which 11,971 shares are held in a trust of which Mr. White is trustee.
(17) Includes 74,138 shares subject to presently exercisable stock options and a total of 57,006 shares acquired in connection with the Company's share exchange with Innovex held in two trusts of which Dr. Knott is trustee.
(18) Includes 562,185 shares acquired in connection with the Company's share exchange with Innovex and 4,302,327 shares held by Mrs. Haigh's husband, Barrie S. Haigh. Also includes 281,092 shares held by Barrie Haigh Children's Settlement No. 1 and 281,092 shares held by Barrie Haigh Children's Settlement No. 2. In the Offerings, Mrs. Haigh is selling 45,198 shares, her husband, Barrie S. Haigh is selling 361,585 shares and Barrie Haigh Children's Settlement No. 1 and No. 2 are each selling 22,599 shares.
(19) Shares reported herein represent shares of Common Stock acquired in a share exchange for all of the outstanding shares of Innovex and shares subject to presently exercisable options received in connection with the share exchange.
(20) Includes 51,505 shares subject to presently exercisable stock options and 34,204 shares acquired in connection with the Company's share exchange with Innovex.
(21) Includes 41,928 shares subject to presently exercisable stock options and 34,204 shares acquired in connection with the Company's share exchange with Innovex.
(22) Includes 32,934 shares subject to presently exercisable stock options and 9,121 shares acquired in connection with the Company's share exchange with Innovex. Includes 7,981 shares held in trust of which Mr. Bolter is trustee.
(23) Includes 10,320 shares subject to presently exercisable stock options and 558 shares acquired in connection with the Company's business combination with Innovex. Includes 14,262 shares held in two trusts of which Mr. McCooke is trustee.
(24) Includes 2,017,100 shares beneficially held by Pilgrim Baxter & Associates, Ltd. as reported on its Schedule 13G dated February 16, 1996.
(25) Includes 297,388 shares subject to presently exercisable stock options and 100,959 shares held by the Company's employee stock ownership plans for the account of individual executive officers and directors.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company has authorized 200 million shares of Common Stock, $.01 par value per share. As of December 31, 1996, 33,149,962 shares of Common Stock were issued and outstanding and beneficially held by approximately 8,950 shareholders. Holders of Common Stock are entitled to one vote for each share held on matters which are submitted to a vote of shareholders and are not entitled to cumulative voting in the election of directors. Subject to any preferential rights of holders of Preferred Stock, holders of Common Stock are entitled to receive dividends, if any, as declared from time to time by the Board of Directors out of assets legally available for such purpose. See "Price Range of Common Stock and Dividend Policy". On liquidation, holders of Common Stock are entitled to a pro rata portion of all assets available for distribution after payment of creditors and the liquidation preference of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights or other rights to subscribe for additional shares. All outstanding shares of Common Stock are, and the shares offered hereby will be, upon issuance, validly issued, fully paid and non-assessable.

PREFERRED STOCK

     The Company has authorized 25 million shares of Preferred Stock, $.01 par value per share, none of which has been issued. The Company may issue shares of Preferred Stock in one or more series as may be determined by the Company's Board of Directors, who may establish, from time to time, the number of shares to be included in each series, may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may increase or decrease the number of shares of any such series without any further vote or action by the shareholders. Any Preferred Stock so issued by the Board of Directors may rank senior to the Common Stock with respect to the payment of dividends or upon liquidation, dissolution or winding up of the Company, or both. In addition, any such shares of Preferred Stock may have class or series voting rights. Under certain circumstances the issuance of Preferred Stock or the existence of the unissued Preferred Stock may tend to discourage or render more difficult a merger or other change in control of the Company.

CERTAIN ARTICLES OF INCORPORATION AND BYLAWS PROVISIONS HAVING POTENTIAL ANTI-TAKEOVER EFFECTS

  General

     A number of provisions of the Company's Articles of Incorporation and Bylaws address matters of corporate governance and the rights of shareholders. The following summary of such provisions is not intended to be complete and is qualified in all respects by the Company's Articles of Incorporation and Bylaws. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may delay or prevent takeover attempts not first approved by the Board of Directors (including takeovers which certain shareholders may deem to be in their best interests.) These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. All references to the Company's Articles of Incorporation refer to the Company's Amended and Restated Articles of Incorporation in effect as of the date of this Prospectus.

  Classification of Board of Directors

     The Articles of Incorporation provide that the Board of Directors of the Company is divided into three classes as nearly equal in number as possible. The directors of each class will serve a term of three years. As a result of the classification of the Board of Directors, approximately one-third of the members of the Board of Directors will be elected each year, and, two annual meetings will be required for the Company's shareholders to change a majority of the members constituting the Board of Directors.

  Nomination and Removal of Directors; Filling Vacancies

     The Company's Bylaws provide that nominations to the Board of Directors may only be made by the Board of Directors, a nominating committee of the Board or by any shareholder entitled to vote in elections of directors who complies with certain notice procedures. In addition, the Articles of Incorporation provide that (i) a director may be removed by the shareholders only upon the affirmative vote of the holders of two-thirds of the voting power of all shares of capital stock entitled to vote generally in the election of directors and (ii) vacancies on the Board of Directors may be filled only by the Board of Directors. The purpose of this provision is to prevent a majority shareholder from circumventing the classified board system by removing directors and filling the vacancies with new individuals selected by that shareholder. Accordingly, the provision may have the effect of impeding efforts to gain control of the Board by anyone who obtains a controlling interest in the Company's Common Stock.

  Amendment of Articles of Incorporation

     The Articles of Incorporation of the Company provide that amendments to the Articles of Incorporation may be adopted only upon the affirmative vote of the holders of at least two-thirds of the voting power of all shares of capital stock of the Company entitled to vote thereon. However, if such amendment has received the prior approval by an affirmative vote of a majority of Disinterested Directors, as defined below, then the affirmative vote of the holders of at least a majority of the voting power of all shares of capital stock of the Company entitled to vote thereon, or such greater percentage approval as required by North Carolina law, is sufficient to adopt such amendment. A Disinterested Director is defined as any member of the Board of Directors who is unaffiliated with, and not a nominee of, a Control Person, as defined below, and was a member of the Board of Directors prior to the time a Control Person became such, and any successor of a Disinterested Director who is unaffiliated with, and not a nominee of, a Control Person, who is recommended to succeed a Disinterested Director by a majority of Disinterested Directors then on the Board of Directors. A Control Person is defined as any corporation, person, group, or other entity, which together with its affiliates, prior to a Business Combination, as defined below, beneficially owns 10% or more of the shares of any class of equity or convertible securities of the Company, and any affiliate of any such corporation, person, group, or other entity; provided, however, any corporation, person, group or other entity which, together with its affiliates, prior to January 1, 1994 beneficially owned 10% or more of the shares of any class of equity or convertible securities of the Company, and any affiliate of any such party is not considered to be a Control Person.

  Amendment of Bylaws

     Subject to certain restrictions described below, either the Board of Directors or the shareholders of the Company may amend the Company's Bylaws. The Board of Directors may amend the Bylaws and adopt new Bylaws except that: (i) a bylaw adopted or amended by the shareholders may not be readopted, amended, or repealed by the Board of Directors if neither the Articles of Incorporation nor a bylaw adopted by the shareholders authorizes the Board of Directors to adopt, amend, or repeal that particular bylaw or the Bylaws generally; (ii) a bylaw that fixes a greater quorum or voting requirement for the Board of Directors may not be adopted by the Board of Directors by a vote of less than a majority of the directors then in office and may not itself be amended by a quorum or vote of directors less than the quorum or vote therein prescribed or prescribed by a bylaw adopted or amended by the shareholders; and (iii) if a bylaw fixing a greater quorum or voting requirement for the Board of Directors is originally adopted by the shareholders, it may be amended or repealed only by the shareholders, unless the Bylaws permit amendment or repeal by the Board of Directors. The shareholders of the Company generally may adopt, amend, or repeal the Bylaws upon the affirmative vote of the holders of two-thirds of the voting power of all shares of capital stock entitled to vote thereon.

  Supermajority Vote Requirement

     The Articles of Incorporation of the Company provide that, unless otherwise more restrictively required by applicable law, any Business Combination, as defined below, must be approved by a majority of a quorum of the Board of Directors and must receive the level of shareholder approval, if any, as follows: (i) to the extent shareholder approval is otherwise required by law, by an affirmative vote of the shareholders holding at least a majority of the shares of capital stock of the Company entitled to vote thereon, provided that such Business Combination has been approved by an affirmative vote of at least two-thirds of the full Board of Directors before such Business Combination is submitted for approval to the shareholders or (ii) by an affirmative vote of the shareholders holding at least two-thirds of the shares of capital stock of the Company entitled to vote thereon provided that such Business Combination has been approved by an affirmative vote of at least a majority of a quorum of the Board of Directors (but less than two-thirds of the full Board of Directors). In addition, if the Business Combination is approved by the affirmative vote of the shareholders holding at least two-thirds of the shares of Common Stock entitled to vote and by a majority of a quorum of the Board of Directors but less than two-thirds of the full Board of Directors, the Business Combination must grant to shareholders not voting to approve the Business Combination certain "fair price" rights.

     The Company's Articles of Incorporation define a Business Combination as
(i) any merger or consolidation of the Company into any other corporation, person, group, or other entity where the Company is not the surviving or resulting entity; (ii) any merger or consolidation of the Company with or into any Control Person or with any corporation, person, group or other entity where the merger or consolidation is proposed by or on behalf of a Control Person;
(iii) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Company; (iv) any sale, lease, exchange, or other disposition of more than 10% of the total assets of the Company to a Control Person; (v) the issuance of any securities of the Company to a Control Person;
(vi) the acquisition by the Company of any securities of a Control Person unless such acquisition begins prior to the person becoming a Control Person or is an attempt to prevent the Control Person from obtaining greater control of the Company; (vii) the acquisition by the Company of all or substantially all of the assets of any Control Person or any entity where the acquisition is proposed by or on behalf of a Control Person; (viii) the adoption of any plan or proposal for the liquidation or dissolution of the Company which is proposed by or on behalf of a Control Person; (ix) any reclassification of securities or recapitalization of the Company which has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company which is beneficially owned or controlled by a Control Person; (x) any of the above transactions which are between the Company and any of its subsidiaries and which are proposed by or on behalf of any Control Person; or (xi) any agreement, plan, contract, or other arrangement providing for any of the above transactions.

     The requirement of a supermajority vote of shareholders to approve certain business transactions, as described above, may discourage a change in control of the Company by allowing shareholders holding less than a majority of the shares of Common Stock to prevent a transaction favored by shareholders holding a majority of such shares. Also, in some circumstances, the Board of Directors could cause a two-thirds vote to be required to approve a transaction thereby enabling management to retain control over the affairs of the Company and their positions with the Company.

  Fair Price Provision

     The "fair price" provision of the Company's Articles of Incorporation applies to Business Combinations which have not received the approval of two-thirds of the full Board of Directors and only to shareholders who vote against such Business Combinations and who elect to sell their shares to the Company for cash at their fair price. This "fair price" provision requires that the consideration for such shares be paid in cash by the Company and that the price per share be at least equal to the greater of the following:

          (i) The highest price per share paid for the Company's Common Stock during the four years immediately preceding the Business Combination vote by any shareholder who beneficially owned five percent or more of the Company's Common Stock and who votes in favor of the Business Combination;

          (ii) The cash value of the highest price per share previously offered pursuant to a tender offer to the shareholders of the Company within the four years immediately preceding the Business Combination vote; or

          (iii) The highest price per share, including commissions and fees, paid by a Control Person in acquiring any of its holdings of the Company's Common Stock.

     The fair price provision is intended to prevent some of the potential inequities of two-step takeover attempts by encouraging negotiations with the Company. However, some shareholders may find the fair price provision disadvantageous to the extent it discourages changes in control in which shareholders might receive for at least some of their shares a substantial premium above the market price at the time an acquisition transaction is made.

     The Company is not aware of any pending or threatened effort to acquire control of the Company or to change management. The Board of Directors does not presently intend to propose any additional anti-takeover provisions.

  Constituencies

     The Company's Articles of Incorporation expressly authorize the Board of Directors of the Company, any committee of the Board of Directors, or any individual director in determining what is in the best interest of the Company and its shareholders, to consider, in addition to the long-term and short-term interests of the shareholders, the social and economic effects of the matter to be considered on the Company and its subsidiaries, their employees, clients, creditors, and the communities in which the Company and its subsidiaries operate or are located. When evaluating a business combination or a proposal by another person to make a business combination or a tender offer or any other proposal relating to a potential change in control of the Company, the Board of Directors may consider such matters as the business and financial condition and earnings prospects of the acquiring person, and the possible effect of such condition upon the Company and its subsidiaries and the communities in which the Company and its subsidiaries operate, the competence, experience, and integrity of the acquiring person and its management and the prospects for successful conclusion of the business combination, offer or proposal. The consideration of any of the above factors is completely discretionary with the Company's Board of Directors. The constituency provision of the Company's Articles of Incorporation may discourage or make more difficult certain acquisition proposals or business combinations and therefore, may adversely affect the ability of shareholders to benefit from certain transactions opposed by the Company's Board of Directors.

  Special Meetings of Shareholders

     The Company's Bylaws provide that special meetings of shareholders may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or holders of 25% or more of the voting power of the outstanding shares of the Company. As a result, this provision would prevent shareholders owning less than 25% of the voting power of the outstanding Common Stock from compelling shareholder consideration of any proposal (such as a proposal for a Business Combination) over the opposition of the Company's Board of Directors.

  Shareholder Proposals

     The Company's Bylaws provide that shareholders who desire to bring any business before a meeting of shareholders must follow specified procedures including advanced written notice to the Company. The shareholder proposal provision may make it more difficult for shareholder proposals to be considered at shareholder meetings.

  Transfer Agent and Registrar

     The Company's transfer agent and registrar for its Common Stock is First Union National Bank of North Carolina, Charlotte, North Carolina.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Based upon 33,149,962 shares of Common Stock outstanding on December 31, 1996, upon completion of the Offerings, the Company will have 34,309,962 shares of Common Stock issued and outstanding. Of these shares, 4,000,000 shares offered in the Offerings, (plus an additional 600,000 if the Underwriters' over-allotment options are exercised in full) and the 9,684,944 shares registered and sold in the Company's two public offerings in 1994 and 1995, respectively, issued in the acquisition of BRI and issued pursuant to the Company's registration statements on Form S-8 under the Securities Act, will be fully tradable without further registration or other restriction under the Securities Act, excluding shares held by "affiliates" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act. In addition, the Company has issued 1,076,771 shares pursuant to the exemption provided by Regulation S promulgated under the Securities Act. Of the remaining 19,548,247 shares of Common Stock outstanding, 13,109,060 shares have been issued and outstanding for more than three years or issued pursuant to Rule 701 under the Securities Act and are therefore tradeable without restriction under the Securities Act, except shares held by affiliates of the Company. See "Principal and Selling Shareholders". The remaining 6,439,187 shares of Common Stock outstanding are "restricted securities" within the meaning of Rule 144 (the "Restricted Securities").

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) whose restricted securities have been outstanding for at least two years, including a person who may be deemed an "affiliate" of the Company, may only sell a number of shares within any three-month period which does not exceed the greater of (i) one percent of the then outstanding shares of the Company's Common Stock (approximately 343,099 shares after the Offerings) or (ii) the average weekly trading volume in the Company's Common Stock in the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. A person who is not an affiliate of the issuer, has not been an affiliate within 90 days prior to the sale and has owned the restricted securities for at least three years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above. The Securities and Exchange Commission has proposed amendments to Rule 144 to reduce the holding periods. If adopted such amendments would have a material effect on when shares of Common Stock will become eligible for resale.

     The Company issued 9,214,239 shares in November 1996 in a share exchange for all of the outstanding stock of Innovex (the "Exchange"). See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview". Such shares are the subject of a registration rights agreement (the "Registration Rights Agreement"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, pursuant to which 2,819,400 shares (plus an additional 600,000 shares if the Underwriters' over-allotment options are exercised in full) are being offered in the Offerings by former shareholders of Innovex. Accordingly, 6,394,839 of these shares remain Restricted Securities. See "-- Registration Rights".

     As of December 31, 1996, options for the purchase of an aggregate of 2,404,334 shares were outstanding under the Company's stock option plans. Of such amount, options for 1,264,505 shares of Common Stock are vested and exercisable as of December 31, 1996. The Company has either registered such shares on Form S-8 or such shares are eligible for resale under Rule 701 of the Securities Act. Shares of Common Stock issued upon the exercise of options granted under the Company's option plans or otherwise issued pursuant to the Company's employee stock purchase plan will be available for sale in the public market without restriction to the extent that they are held by persons who are not affiliates of the Company and by affiliates, pursuant to Rule 144 (without observance of the holding period requirement) or Rule 701.

     The Company has reserved 1,740,000 shares of Common Stock, subject to adjustment in certain circumstances, for issuance upon conversion of the Company's 4.25% Convertible Subordinated Notes due May 31, 2000 (the "Convertible Notes"). Each $1,000 principal amount of the Convertible Notes is convertible into Common Stock at any time at an initial conversion price of $82.75 per share. The Company has filed a registration statement with respect to $75,990,000 principal amount of the Convertible Notes, and the shares into which such Convertible Notes are convertible, for resale by certain selling holders, in accordance with a registration rights agreement relating thereto. Shares transferred by selling holders pursuant to such registration statement will be freely tradable; otherwise, shares of Common Stock issuable upon conversion of the Convertible Notes will be Restricted Securities.

     The Selling Shareholders, executive officers and directors of the Company have agreed pursuant to the Underwriting Agreement and other agreements that during the period beginning from the date that is 30 days prior to the closings of the Offerings and continuing to and including the date 90 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than the shares of Common Stock offered by the Selling Shareholders in the Offerings, or pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of the Common Stock without the prior written consent of Goldman, Sachs & Co. and, with respect to the executive officers and directors of the Company, the Company. See "Underwriting".

     No prediction can be made as to the effect that future market sales of Restricted Securities or the availability of such Restricted Securities for sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Restricted Securities in the public market (or the perception that such sales could occur) might adversely affect prevailing market prices for the Common Stock.

REGISTRATION RIGHTS

     Pursuant to the Registration Rights Agreement, former shareholders of Innovex are entitled to certain registration rights in connection with the shares of Common Stock received in the Exchange (the "Exchange Shares"). In furtherance of the Registration Rights Agreement, an aggregate of 2,819,400 shares of Common Stock (plus an additional 600,000 shares if the Underwriters' over-allotment options are exercised in full) are being offered in the Offerings by such shareholders. The terms of the Registration Rights Agreement require the Company to file a shelf registration statement to register at least 5,000,000 of the Exchange Shares by March 31, 1997 for offerings of Common Stock to be made by former shareholders of Innovex in the aggregate amount of no more than 500,000 in any 90 day period. The Company must maintain the effectiveness of the shelf registration statement for a period of up to three years subject to periods of suspended use in certain events. The Registration Rights Agreement provides additional demand registration rights in the event that 2,700,000 of the Exchange Shares are not sold in this offering. Finally, the Registration Rights Agreement provides that in the event the Company proposes to offer its securities, either for its own account or for the account of a selling holder, the former shareholders of Innovex shall be entitled to include the number of Exchange Shares in such registration which is at least 20% of the amount registered. In connection with the Registration Rights Agreement, Dennis B. Gillings has agreed that for a period of two years from and after November 29, 1996, he will not sell or otherwise transfer shares other than (i) to a private transferee which agrees to be bound by this restriction or (ii) to the public in an amount during any three month period not to exceed one-half of one percent
( 1/2%) of the then outstanding shares of the Company's Common Stock in "broker's transactions" as defined in Rule 144 (f) of the Securities Act.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to each of the U. S. Underwriters named below, and each of such U. S. Underwriters, for whom Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Smith Barney Inc. and William Blair & Company, L.L.C. are acting as representatives, has severally agreed to purchase from the Company and the Selling Shareholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                               NUMBER OF
                                                               SHARES OF
                        UNDERWRITER                           COMMON STOCK
                        -----------                           ------------
Goldman, Sachs & Co.........................................
Morgan Stanley & Co. Incorporated...........................
Smith Barney Inc............................................
William Blair & Company, L.L.C..............................

                                                               ---------
          Total.............................................   3,200,000
                                                               =========

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such
price less a concession of $       per share. The U.S. Underwriters may allow,
and such dealers may reallow, a concession not in excess of $       per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company and the Selling Shareholders have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 800,000 shares of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two Offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Morgan Stanley & Co. International Limited, Smith Barney Inc. and William Blair & Company, L.L.C.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the

United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     Certain Selling Shareholders have granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 480,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,200,000 shares of Common Stock offered in the U.S. Offering. Certain Selling Shareholders have granted the International Underwriters a similar option to purchase up to an aggregate of 120,000 additional shares of Common Stock.

     The Company and the Selling Shareholders have agreed that, during the period beginning from the date that is 30 days prior to the closings of the Offerings and continuing to and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of the Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the concurrent U.S. and International Offerings, and except, in the case of the Company, shares of Common Stock issued by the Company as consideration for acquisitions of businesses, properties or assets, provided, however, that each offeree, purchaser or other transferee of any shares of Common Stock so issued in connection with any such acquisition shall agree in writing for the benefit of the Underwriters, in form and substance satisfactory to Goldman, Sachs & Co., that all such shares of Common Stock shall remain subject to restrictions identical to those contained in this sentence.

     The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The Company and Innovex each engaged Goldman, Sachs & Co. ("Goldman Sachs") to facilitate the share exchange between the Company and Innovex. Pursuant to this arrangement, the Company paid to Goldman Sachs a fee of $6.5 million as compensation for services relating to the share exchange and advisory services in connection with a potential initial public offering of Innovex and reimbursed Goldman Sachs for its reasonable costs and expenses incurred in connection with its services. In addition, the Company agreed for Goldman Sachs to underwrite shares offered in the Offerings.

     The Company retained Smith Barney Inc. ("Smith Barney") to provide a fairness opinion to the Company in connection with the share exchange between the Company and Innovex. The Company paid a financial advisory fee of $800,000 to Smith Barney, plus reimbursement of Smith Barney's reasonable costs and expenses, in connection with such services. In addition, BRI engaged Smith Barney to provide a fairness opinion in connection with the merger between the Company and BRI; Smith Barney was paid a financial advisory fee by BRI of $800,000, plus reimbursement of Smith Barney's reasonable costs and expenses, in connection with such services.

     During and following the Offerings, the Underwriters may purchase and/or sell Common Stock in the open market. These transactions may include overallotment and stabilization transactions, "passive" market making (see below) and purchases to cover syndicate short positions created in connection with the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offerings for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise, and these activities, if commenced, may be discontinued at any time.

     Pursuant to regulations promulgated by the Commission, market makers in the Common Stock who are Underwriters or prospective underwriters ("passive market makers") may, subject to certain limitations, make bids for or purchases of shares of Common Stock until (i) if the Commencement Date (as defined below) is prior to March 4, 1997, the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus or the time, if any, at which a stabilizing bid for such shares is made, or (ii) if the Commencement Date is on or after March 4, 1997, the time, if any, at which a stabilizing bid for such shares is made. In general, if the Commencement Date is prior to March 4, 1997 then, on and after the date two business days prior to the Commencement Date, or, if the Commencement Date is on or after March 4, 1997 then, prior to the time, if any, at which a stabilizing bid for such shares is made (1) such market maker's net daily purchases of the Common Stock may not exceed 30% of the market maker's average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) such market maker may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

                               VALIDITY OF SHARES

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and certain Selling Shareholders by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., 2500 First Union Capitol Center, Raleigh, North Carolina 27601, for certain other Selling Shareholders by Skadden, Arps, Slate, Meagher & Flom LLP, 25 Bucklersbury, London, England EC4N 8DA, and for the Underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Sullivan & Cromwell and Skadden, Arps, Slate, Meagher & Flom LLP will rely as to all matters of North Carolina law on the opinions of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

                                    EXPERTS

     The consolidated financial statements of the Company provided herein as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included herein which, as to the years 1995 and 1994, are based in part on the reports of other independent auditors. The consolidated financial statements of the Company as of December 1995 and 1994 and for each of the three years in the period ended December 31, 1995 incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (as amended by Form 10-K/A) incorporated herein by reference have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The financial statements of Lewin-VHI as of and for the year ended December 31, 1995 included in the Company's Current Report on Form 8-K dated April 16, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been included herein and incorporated herein by reference in reliance upon such reports given upon authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of BRI as of May 31, 1996 and for the six-month period ended May 31, 1996 included in the Registration Statement on Form S-4, as filed with the Commission under the Securities Act (File No. 333-12573) on September 24, 1996 and amended on October 15, 1996 (the "BRI Registration Statement"), when such registration statement became effective and incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The consolidated financial statements of BRI as of November 30, 1995 and 1994 and for each of the two years in the period ended November 30, 1995 included in the BRI Registration Statement when such registration statement became effective and incorporated herein by reference have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given upon authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of Innovex included in the Company's Current Report on Form 8-K dated October 6, 1996 and incorporated by reference herein have been audited by KPMG, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given upon authority of such firm as experts in accounting and auditing.

                           FORWARD LOOKING STATEMENTS

     Information set forth in this Prospectus under the captions "Summary", "Risk Factors", "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Business" contains various "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which statements represent the Company's judgment concerning the future and are subject to risks and uncertainties that could cause the Company's actual operating results and financial position to differ materially. Such forward looking statements can be identified by the use of forward looking terminology, such as "may", "will", "expect", "anticipate", "estimate", or "continue" or the negative thereof or other variations thereof or comparable terminology.

     The Company cautions that any such forward looking statements are further qualified by important factors that could cause the Company's actual operating results to differ materially from those in the forward looking statements, including without limitation, considerations described in connection with specific forward looking statements, factors set forth in this Prospectus under the caption "Risk Factors" and other cautionary elements specified in documents incorporated by reference in this Prospectus.

                                                                      APPENDIX A

              REGULATED STAGES OF U.S. DRUG DEVELOPMENT ROUTINELY
                 OUTSOURCED TO A CONTRACT RESEARCH ORGANIZATION

PRE-CLINICAL RESEARCH (1 to 3.5 years)

     In vitro ("test tube") and animal studies to establish the relative toxicity of the drug over a wide range of doses and to detect any potential to cause birth defects or cancer. If results warrant continuing development of the drug, the manufacturer will file for an IND (Investigational New Drug), with the FDA for permission to begin testing in humans.

CLINICAL TRIALS(3.5 to 6 years)

     -PHASE I (6 mos. to 1 year) Basic safety and pharmacology testing in 20 to 80 human subjects -- usually healthy volunteers -- includes pharmacokinetic and pharmacodynamic studies to determine how the drug works, how it is affected by other drugs, where it goes in the body, how long it remains active, and how it is broken down and eliminated from the body.

     -PHASE II (1 to 2 years) Basic efficacy (effectiveness) and dose-range testing in 100 to 200 afflicted volunteers to help determine the best effective dose, confirm that the drug works as expected, and provide additional safety data.

     -PHASE IIIA (2 to 3 years) Efficacy/safety studies in hundreds to thousands of patients at many investigational sites (hospitals and clinics) -- can be placebo-controlled trials, in which the new drug is compared with a "sugar pill", or studies comparing the new drug with one or more drugs with established safety and efficacy profiles in the same therapeutic category.

TIND (May span late Phase II, Phase III, and FDA review)

     When results from Phase II or Phase III show special promise in the treatment of a serious condition for which existing therapeutic options are limited or of minimal value, the FDA may allow the company to make the new drug available to a larger number of patients through the regulated mechanism of a TIND (Treatment Investigational New Drug). Although less scientifically rigorous than a controlled clinical trial, a TIND may enroll and collect a substantial amount of data from tens of thousands of patients.

NDA PREPARATION AND SUBMISSION (As soon as possible after completion of Phase III trials)

     Upon completion of Phase III trials, the manufacturer assembles the statistically analyzed data from all phases of development into a single large document, the New Drug Application (NDA), which today comprises, on average, roughly 100,000 pages.

     -PHASE IIIB (1 to 2 years) Studies conducted after NDA submission but before regulatory approval is issued, often an extension of Phase IIIa studies with an even broader patient population.

FDA REVIEW AND APPROVAL (2.5 years)

     Careful scrutiny of data from all phases of development (including a TIND) to confirm that the company has complied with regulations and that the drug is safe and effective for the specific use (or "indication") under study.

POST-MARKETING SURVEILLANCE AND PHASE IV STUDIES (For the life of the brand)

     Federal regulation requires the company to collect and periodically report to the FDA additional safety and efficacy data on the drug for as long as the company markets the drug (post-marketing surveillance). If the drug is marketed outside the United States, these reports must include data from all countries in which the drug is sold. Additional studies (Phase IV) may be undertaken after initial approval to find new uses for the drug, to test new dosage formulations, or to confirm selected non-clinical benefits, e.g., increased cost-effectiveness or improved quality of life.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors..............................  F-2
Consolidated Statements of Income...........................  F-3
Consolidated Balance Sheets.................................  F-4
Consolidated Statements of Shareholders' Equity.............  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Quintiles Transnational Corp.

     We have audited the accompanying consolidated balance sheets of Quintiles Transnational Corp. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 and 1994 consolidated financial statements of BRI International, Inc. and Innovex Limited, each of which was combined with the Company in 1996 in transactions accounted for as poolings of interests. Total assets of the two businesses represent 39% of the consolidated assets for 1995, and total revenues constituted 42% and 43% of consolidated revenue for 1995 and 1994, respectively. Those statements were audited by other auditors whose reports have been provided to us, and our opinion, insofar as it relates to amounts included for BRI International, Inc. and Innovex Limited for 1995 and 1994, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quintiles Transnational Corp. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            Ernst & Young LLP

January 29, 1997
Raleigh, North Carolina

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                              YEAR ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1996        1995        1994
                                                          --------    --------    --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE
                                                                       DATA)
Professional fee income.................................  $620,117    $397,998    $247,595
  Less reimbursed costs.................................    82,509      74,306      51,695
                                                          --------    --------    --------
Net revenue.............................................   537,608     323,692     195,900
Costs and expenses:
  Direct costs..........................................   272,590     165,313      97,293
  General and administrative expense....................   187,589     113,247      73,432
  Depreciation and amortization.........................    24,780      16,903      10,352
  Non-recurring costs:
     Restructuring costs................................    13,102       2,373          --
     Special pension contribution.......................     2,329       2,329          --
                                                          --------    --------    --------
                                                           500,390     300,165     181,077
                                                          --------    --------    --------
Income from operations..................................    37,218      23,527      14,823
Other income (expense):
  Interest income.......................................     6,947       2,548       1,250
  Interest expense......................................    (9,526)     (3,765)     (2,795)
  Non-recurring transaction costs.......................   (17,118)         --          --
  Other.................................................      (396)       (228)        354
                                                          --------    --------    --------
                                                           (20,093)     (1,445)     (1,191)
                                                          --------    --------    --------
Income before income taxes..............................    17,125      22,082      13,632
Income taxes............................................    11,914       8,181       4,585
                                                          --------    --------    --------
Net income..............................................     5,211      13,901       9,047
Non-equity dividend.....................................      (846)         --          --
                                                          --------    --------    --------
Net income available for common shareholders............  $  4,365    $ 13,901    $  9,047
                                                          ========    ========    ========
Net income per share....................................  $   0.13    $   0.45    $   0.32
                                                          ========    ========    ========
Weighted average shares outstanding.....................    33,714      31,233      28,044
                                                          ========    ========    ========

                            See accompanying notes.

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------   --------
                                                                (IN THOUSANDS)
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 62,032   $ 80,061
  Accounts receivable and unbilled services.................   178,579    105,124
  Investments...............................................    37,623         --
  Prepaid expenses and other current assets.................    12,656     11,182
                                                              --------   --------
          Total current assets..............................   290,890    196,367
Property and equipment:
  Land, buildings and leasehold improvements................    50,060     41,411
  Equipment and software....................................    68,321     47,239
  Furniture and fixtures....................................    30,314     14,437
  Motor vehicles............................................    29,771     19,557
                                                              --------   --------
                                                               178,466    122,644
  Less accumulated depreciation.............................    54,286     35,288
                                                              --------   --------
                                                               124,180     87,356
Intangible and other assets:
  Intangibles...............................................    66,804     47,965
  Investments...............................................    25,083         --
  Deposits and other assets.................................    11,048      2,954
                                                              --------   --------
                                                               102,935     50,919
                                                              --------   --------
          Total assets......................................  $518,005   $334,642
                                                              ========   ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Lines of credit...........................................  $  9,013   $  8,667
  Accounts payable..........................................    33,396     18,254
  Accrued expenses..........................................    51,970     33,290
  Unearned income...........................................    77,825     42,986
  Income taxes payable......................................     3,047      2,385
  Current portion of obligations held under capital
     leases.................................................    11,704      7,300
  Current portion of long-term debt.........................     1,897      8,021
  Other current liabilities.................................     6,030      5,444
                                                              --------   --------
          Total current liabilities.........................   194,882    126,347
Long-term liabilities:
  Obligations held under capital leases, less current
     portion................................................     5,407      3,287
  Long-term debt and obligation, less current portion.......   163,285     33,223
  Deferred income taxes.....................................     4,747      3,491
  Other liabilities.........................................     5,336      6,489
                                                              --------   --------
                                                               178,775     46,490
                                                              --------   --------
          Total liabilities.................................   373,657    172,837
Commitments and contingencies
Shareholders' Equity:
  Preferred Stock, par value $.01 per share -- authorized
     25,000,000 shares, none issued and outstanding.........        --         --
  Common Stock and additional paid-in capital, par value
     $.01 per share -- authorized 200,000,000 shares, issued
     and outstanding 33,149,962 and 32,216,251 shares in
     1996 and 1995, respectively............................   139,221    132,223
  Retained earnings.........................................     5,702     29,431
  Other equity..............................................      (575)       151
                                                              --------   --------
          Total shareholders' equity........................   144,348    161,805
                                                              --------   --------
          Total liabilities and shareholders' equity........  $518,005   $334,642
                                                              ========   ========

                            See accompanying notes.

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                 EMPLOYEE
                                                                   STOCK
                                                                 OWNERSHIP
                                         ADDITIONAL              PLAN LOAN    CURRENCY
                                COMMON    PAID-IN     RETAINED   GUARANTEE   TRANSLATION
                                STOCK     CAPITAL     EARNINGS    & OTHER    ADJUSTMENTS    TOTAL
                                ------   ----------   --------   ---------   -----------   --------
                                                          (IN THOUSANDS)
Balance, December 31, 1993, as
  previously reported.........   $ 72     $ 26,073    $ 11,380    $(1,567)     $  (838)    $ 35,120
Adjustments for poolings of
  interests...................    108          727       4,240     (1,311)       1,212        4,976
                                 ----     --------    --------    -------      -------     --------
Balance, December 31, 1993....    180       26,800      15,620     (2,878)         374       40,096
Issuance of common stock......     21       36,128          --         --           --       36,149
Principal payments on ESOP
  loan........................     --           --          --        920           --          920
Other equity transactions.....     --         (171)         (6)        --        1,057          880
Net income....................     --           --       9,047         --           --        9,047
                                 ----     --------    --------    -------      -------     --------
Balance, December 31, 1994....    201       62,757      24,661     (1,958)       1,431       87,092
Issuance of common stock......     10       56,893          --         --           --       56,903
Principal payments on ESOP
  loan........................     --           --          --        401           --          401
Common stock issued for
  acquisitions................      4       11,799          31         --           --       11,834
Reduction of liability under
  stock option plan, net of
  tax.........................     --          693          --         --           --          693
Dividends paid by pooled
  entity......................     --           --      (9,162)        --           --       (9,162)
Two-for-one stock split.......    107         (107)         --         --           --           --
Other equity transactions.....     --         (134)         --         --          277          143
Net income....................     --           --      13,901         --           --       13,901
                                 ----     --------    --------    -------      -------     --------
Balance, December 31, 1995....    322      131,901      29,431     (1,557)       1,708      161,805
Common stock issued for
  acquisitions................      3          516         608         --           --        1,127
Issuance of common stock......      7        3,739          --         --           --        3,746
Principal payments on ESOP
  loan........................     --           --          --        420           --          420
Effect due to change in fiscal
  year of pooled company......     --           --         326         --           --          326
Recapitalization of pooled
  entity......................     --         (202)    (29,028)        --           --      (29,230)
Tax benefit from the exercise
  of non-qualified stock
  options.....................     --        2,920          --         --           --        2,920
Non-equity dividend...........     --           --        (846)        --           --         (846)
Other equity transactions.....     --           15          --         45       (1,191)      (1,131)
Net income....................     --           --       5,211         --           --        5,211
                                 ----     --------    --------    -------      -------     --------
Balance, December 31, 1996....   $332     $138,889    $  5,702    $(1,092)     $   517     $144,348
                                 ====     ========    ========    =======      =======     ========

                            See accompanying notes.

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                                1996      1995      1994
                                                              --------   -------   -------
                                                                     (IN THOUSANDS)
Operating activities:
Net income..................................................  $  5,211   $13,901   $ 9,047
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................    25,397    16,903    10,352
  Non-recurring transaction costs...........................    17,118        --        --
  Net gain on sale of property and equipment................      (139)     (140)     (847)
  Provision for deferred income tax expense (benefit).......       731     1,926      (596)
  Change in operating assets and liabilities:
    Accounts receivable and unbilled services...............   (66,205)  (36,231)  (13,512)
    Prepaid expenses and other current assets...............   (11,382)     (834)   (3,477)
    Accounts payable and accrued expenses...................    21,431    17,331    12,348
    Unearned income.........................................    42,777    21,044     1,797
    Income taxes payable and other current liabilities......     2,805       606         8
  Change in fiscal year of pooled entity....................    (9,378)       --        --
  Other.....................................................       (24)      (25)     (335)
                                                              --------   -------   -------
Net cash provided by operating activities...................    28,342    34,481    14,785
Investing activities:
  Proceeds from disposition of property and equipment.......     1,429     4,216     3,158
  Purchase of investments held to maturity..................   (95,939)       --        --
  Maturities of investments held to maturity................    43,345        --        --
  Purchase of investments available for sale................   (19,003)       --        --
  Proceeds from sale of investments available for sale......     8,936        --        --
  Acquisition of property and equipment.....................   (39,143)  (25,716)  (16,073)
  Acquisition of businesses, net of cash acquired...........   (33,352)  (16,571)   (1,357)
  Payment of non-recurring transaction costs................   (11,440)       --        --
  Change in fiscal year of pooled entity....................     2,606        --        --
                                                              --------   -------   -------
Net cash used in investing activities.......................  (142,561)  (38,071)  (14,272)
Financing activities:
  Increase (decrease) in lines of credit, net...............     2,536     3,917      (609)
  Proceeds from issuance of debt............................   139,650       568     1,355
  Repayment of debt.........................................   (56,792)   (1,371)   (4,151)
  Principal payments on capital lease obligations...........    (9,382)   (6,506)   (2,890)
  Issuance of common stock..................................     3,575    56,746    35,378
  Issuance of debt for capitalization of pooled entity......    45,197        --        --
  Recapitalization of pooled entity.........................   (29,230)       --        --
  Non-equity dividend.......................................      (846)       --        --
  Dividend paid by pooled entity............................        --    (9,162)       --
  Change in fiscal year of pooled entity....................     1,399        --        --
  Other.....................................................      (249)   (6,047)      918
                                                              --------   -------   -------
Net cash provided by financing activities...................    95,858    38,145    30,001
Effect of foreign currency exchange rate changes on cash....       332      (119)      572
                                                              --------   -------   -------
(Decrease) increase in cash and cash equivalents............   (18,029)   34,436    31,086
Cash and cash equivalents at beginning of year..............    80,061    45,625    14,539
                                                              --------   -------   -------
Cash and cash equivalents at end of year....................  $ 62,032   $80,061   $45,625
                                                              ========   =======   =======
Supplemental Cash Flow Information:
  Interest paid.............................................  $  9,446   $ 2,644   $ 2,621
  Income taxes paid.........................................    11,523     8,978     4,417
Non-cash Investing and Financing Activities:
  Capitalized leases........................................    12,867    11,544     4,597
  Equity impact of mergers and acquisitions.................   (23,253)   11,803       687

                             See accompanying notes

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company

     The Company is a leading provider of comprehensive contract research and sales and marketing services to the worldwide pharmaceutical, biotechnology and medical device industries. Additionally, the Company supports the developing information needs of the broader healthcare industry by providing health economics and healthcare policy consulting and disease and health information management services.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts and operations of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

     Prior to the Company's November 29, 1996 share exchange with Innovex, Innovex had a fiscal year end of March 31 and the Company had (and continues to have) a fiscal year end of December 31. As a result, the pooled data presented for 1992 through 1995 include Innovex's March 31 fiscal year data in combination with the Company's December 31 fiscal year data. In connection with the share exchange, Innovex changed its fiscal year end to December 31. Accordingly, the pooled data presented for 1996 include both Innovex's and the Company's data on a December 31 year end basis. Because of the difference between Innovex's fiscal year end in 1995 compared with 1996, Innovex's quarter ended March 31, 1996 data are included in the Company's pooled data for both 1995 and 1996.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Foreign Currencies

     Assets and liabilities recorded in foreign currencies on the books of foreign subsidiaries are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses are recorded at average rates of exchange during the year. Translation adjustments resulting from this process are charged or credited to equity. Gains and losses on foreign currency transactions are included in other income (expense).

  Revenue Recognition

     The Company recognizes net revenue from its contracts on a percentage-of-completion or per diem basis as work is performed. The Company's exposure to credit loss is equal to the outstanding accounts receivable and unbilled services balance. Although the Company does not require collateral for unpaid balances, credit losses have consistently been within management's expectations. Certain contracts contain provisions for price redetermination for cost overruns. Such redetermined amounts are included in service revenue when realization is assured and the amounts can be reasonably determined. In the period in which it is determined that a loss will result from the performance of a contract, the entire amount of the estimated ultimate loss is charged against income. One client accounted for 11.9% of consolidated net revenue in 1996.

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

  Unbilled Services and Unearned Income

     In general, prerequisites for billings are established by contractual provisions including predetermined payment schedules, the achievement of contract milestones or submission of appropriate billing detail. Unbilled services arise when services have been rendered but clients have not been billed. Similarly, unearned income represents prebillings for services that have not yet been rendered.

  Reimbursed Costs

     Investigator payments are recognized as expense based upon patient enrollment over the life of the contract. Investigator payments are made based on predetermined contractual arrangements, which may differ from the recognition of the expense. Payments to investigators in excess of the expense recognized are classified as prepaid expenses, and recognized expenses in excess of amounts paid are classified as accrued expenses.

  Cash Equivalents and Investments

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company has excluded from cash and cash equivalents in the accompanying balance sheets cash held for clients for investigator payments in the amount of $4.6 million and $3.0 million at December 31, 1996 and 1995, respectively, that pursuant to agreements with these clients, remains the property of the clients.

     The Company's investments in debt and equity securities are classified as held-to-maturity and available for sale. Investments classified as held-to-maturity are recorded at amortized cost. Investments classified as available for sale are measured at market value and net unrealized gains and losses are recorded as a separate component of stockholders' equity until realized. Any gains or losses on sales of investments are computed by specific identification.

  Property and Equipment

     Property and equipment are carried at historical cost and are depreciated using the straight-line method over the shorter of the asset's estimated useful life or the lease term ranging from three to 50 years.

  Intangible Assets

     Intangibles consist principally of the excess cost over the fair value of net assets acquired ("goodwill") and are being amortized on a straight-line basis over periods not exceeding 40 years. Accumulated amortization totaled $10.5 million and $5.2 million at December 31, 1996 and 1995, respectively.

     The carrying values of intangible assets are reviewed if the facts and circumstances suggest impairment. If this review indicates that carrying values will not be recoverable, as determined based on undiscounted cash flows over the remaining amortization period, the Company would reduce carrying values by the estimated shortfall of cash flows.

  Long-Lived Assets

     The Company adopted Financial Accounting Standard Board ("FASB") Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("Statement 121") in the first quarter of 1996. The adoption of Statement 121 had no material effect on the financial statements in 1996.

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

  Net Income Per Share

     Net income per share has been computed using the weighted average number of common shares (including the common shares held by the Employee Stock Ownership
Plan) and common share equivalents outstanding during each period. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. All share and per share data in the financial statements and notes thereto have been retroactively adjusted to give effect to the two-for-one stock split in November 1995 and to the pooling of interests combinations with BRI and Innovex (see Note 3). For all periods presented, the difference between primary and fully diluted net income per common share is not significant.

  Income Taxes

     Income tax expense includes U.S. and international income taxes. Certain items of income and expense are not reported in tax returns and financial statements in the same year. The tax effects of these differences are reported as deferred income taxes. Tax credits are accounted for as a reduction of tax expense in the year in which the credits reduce taxes payable.

  Research and Development Costs

     Research and development costs relating principally to new software applications and computer technology are charged to expense as incurred. These expenses totaled $2.3 million, $1.9 million and $1.7 million in 1996, 1995 and 1994, respectively.

  Foreign Currency Hedging

     The Company uses foreign exchange contracts and options to hedge the risk of changes in foreign currency exchange rates associated with contracts in which the expenses for providing services are incurred in one currency and paid for by the client in another currency. The Company recognizes changes in value in income only when contracts are settled or options are exercised. At December 31, 1996, the Company had forward contracts maturing on December 29, 1999. As of December 31, 1996, the Company has committed to purchasing approximately L600,000 (approximately $852,000) under such contracts. The Company is obligated to purchase up to an additional L8.6 million through December 28, 1999 in varying amounts as the daily dollar-to-pound exchange rate ranges between 1.5499 and 1.6800.

2. SHAREHOLDERS' EQUITY

     On November 26, 1996, the Company's shareholders approved an increase in the number of authorized shares of the Common Stock from 50,000,000 to 200,000,000.

     On July 25, 1996, the Board of Directors authorized an employee stock purchase plan for all eligible employees effective October 1, 1996. Under the plan, shares of the Company's Common Stock may be purchased at three month intervals at 85% of the lower of the fair market value on the first or the last day of each three month period. Employees may purchase shares having a value not exceeding the lesser of 15% of their gross compensation during an offering period or $25,000. During 1996, employees purchased 4,788 shares at $56.3125 per share. At December 31, 1996, 95,212 shares were reserved for future issuance.

     On April 3, 1996, in anticipation of a planned initial public offering, Innovex was recapitalized by the purchase of the entire issued share capital of Innovex Holdings Limited (the former holding company of the Innovex Group) from its shareholders in exchange for a combination of newly issued Ordinary Shares, Cumulative Participating Preferred Ordinary Shares (the "Preferred Shares"), Vendor Guaranteed Loan Notes (the "Loan Notes") and cash. In exchange for its holdings in Innovex Holdings Limited, the

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES principal shareholder received 67,994,225 newly issued Ordinary Shares of Innovex Limited, approximately $26.0 million of Loan Notes and approximately $2.4 million of cash. In exchange for their respective holdings, certain investors received 14,285,720 newly issued Preferred Shares, and certain members of management received 4,637,080 Ordinary Shares. In connection with the Preferred Shares, the Company paid $846,000 of non-equity dividends in 1996. Prior to the recapitalization, Innovex paid a dividend of $9.2 million to the principal shareholder and made a special pension contribution of $2.3 million. In connection with the Innovex merger, the Company has paid off $56.8 million of Innovex obligations.

     On October 4, 1995, the Company completed a stock offering of 3,500,000 shares of its Common Stock. Of the shares sold, 2,019,960 shares were sold by the Company and 1,480,040 shares by certain selling shareholders. The offering provided the Company with approximately $55.9 million, net of expenses.

     On October 16, 1995, the Board of Directors authorized a two-for-one split of the Company's Common Stock in the form of a 100% stock dividend. A total of 10,678,575 shares of Common Stock were issued in connection with the split. The stated par value of each share was not changed from $.01. A total of $107,000 was reclassified from additional paid in capital to Common Stock. All references in the financial statements to number of shares, per share amounts, stock option data and market prices of Common Stock have been restated to retroactively reflect the stock split.

3. MERGERS AND ACQUISITIONS

     On November 29, 1996, the Company acquired 100% of the outstanding stock of Innovex, an international contract pharmaceutical organization based in Marlow, United Kingdom, for 9,214,239 shares of the Company's Common Stock and the exchange of options to purchase 786,226 shares of the Company's Common Stock. On November 22, 1996, the Company acquired BRI, a global contract research organization, through an exchange of 100% of BRI's stock for 1,614,862 shares of the Company's Common Stock. Related to the Innovex and BRI transactions, the Company recognized approximately $17.1 million in non-recurring transaction costs and approximately $10.7 million in non-recurring restructuring costs. Both transactions were accounted for by the pooling of interests method.

     Included in the consolidated statements of income for the year ended December 31, 1996, are the following results of the previously separate companies.

                                                       YEAR ENDED DECEMBER 31, 1996
                                              -----------------------------------------------
               (IN THOUSANDS)                 COMPANY     INNOVEX       BRI      CONSOLIDATED
               --------------                 --------    --------    -------    ------------
Net revenue.................................  $259,476    $218,891    $59,241      $537,608
Net income (loss) available for common
  shareholders..............................  $  2,437    $  2,392    $  (464)     $  4,365

     The following are reconciliations of net revenue and net income available for common shareholders previously reported by the Company for the years ended December 31, 1995 and 1994, with the combined amounts currently presented in the financial statements for those years:

                                                       YEAR ENDED DECEMBER 31, 1995
                                              -----------------------------------------------
               (IN THOUSANDS)                 COMPANY     INNOVEX       BRI      CONSOLIDATED
               --------------                 --------    --------    -------    ------------
Net revenue.................................  $156,437    $129,055    $38,200      $323,692
Net income available for common
  shareholders..............................  $ 11,259    $  1,641    $ 1,001      $ 13,901

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

                                                        YEAR ENDED DECEMBER 31, 1994
                                                ---------------------------------------------
                (IN THOUSANDS)                  COMPANY    INNOVEX      BRI      CONSOLIDATED
                --------------                  -------    -------    -------    ------------
Net revenue...................................  $90,067    $81,063    $24,770      $195,900
Net income available for common
  shareholders................................  $ 6,672    $ 2,083    $   292      $  9,047

     On May 13, 1996, the Company acquired the operating assets of Lewin-VHI, Inc., a healthcare consulting company, for approximately $30 million in cash. The Company recorded approximately $20 million related to the excess cost over the fair value of net assets acquired. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the results of operations of the business from the date of acquisition.

     In addition to the above mergers and acquisitions, the Company has completed other mergers and acquisitions all of which are immaterial to the consolidated financial statements.

4. CREDIT ARRANGEMENTS AND OBLIGATIONS

     On May 23, 1996, the Company completed a private placement of $143.75 million of 4.25% Convertible Subordinated Notes ("Notes") due May 31, 2000. Net proceeds to the Company amounted to approximately $139.7 million. The Notes are convertible into 1,737,160 shares of Common Stock, at the option of the holder, at a conversion price of $82.75 per share, subject to adjustment under certain circumstances, at any time after August 21, 1996. The Notes are redeemable, at the option of the Company, beginning May 31, 1999. Interest is payable on the notes semi-annually on May 31 and November 30 each year.

     The Company has a $15 million unsecured line of credit agreement with a bank. The line of credit is available through February 1997, and it is guaranteed by the Company's domestic subsidiaries. Interest is charged either at the LIBOR rate (5.5625% at December 31, 1996), plus 1.25% to 1.85% or the bank's prime rate (8.25% at December 31, 1996), at the option of the Company, and the interest rate is established every 90 days. At December 31, 1996 and 1995, there was no outstanding balance on the line of credit.

     The Company also has a $4 million line of credit with a second U.S. bank. The line of credit is available through June 30, 1997 and interest is charged at the bank's prime rate (currently 8.25%). The line of credit had an outstanding balance of $0 and $2.6 million at December 31, 1996 and 1995, respectively.

     The Company has L6.0 million (approximately $10 million) line of credit which is guaranteed by the Company's United Kingdom subsidiaries. The line of credit is available through March 31, 1997. Interest is charged at the bank's base rate (6.0% at December 31, 1996), plus 1.25%, with a minimum of 5.75%. The line of credit had an outstanding balance of $6.6 million and $160,000 at December 31, 1996 and 1995, respectively.

     The Company has a L5.0 million (approximately $8.5 million) line of credit with a second U.K. bank. The line of credit is available through April 1997 and is charged interest at the bank's published base rate (6.0% at December 31, 1996) plus 1.5%. The line of credit had an outstanding balance of $2.4 million and $5.9 million at December 31, 1996 and 1995, respectively.

     In March, 1995, Quintiles Scotland Limited, a wholly-owned subsidiary of the Company, acquired assets of a drug development facility in Edinburgh, Scotland from Syntex Pharmaceuticals Limited, a member of the Roche group based in Basel, Switzerland for a purchase commitment valued at approximately $21.8 million, with payment due in December 1999.

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

     Long-term debt and obligation consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                                1996      1995
                                                              --------   -------
4.25% Convertible Subordinated Notes due 2000...............  $143,750   $    --
Employee Stock Ownership Plan notes payable, due 1997.......     1,138     1,556
Other notes payable.........................................     1,953     9,459
Loan stock at 10% (15.1% effective interest rate)...........        --    10,715
Long-term obligation........................................    21,823    19,514
                                                              --------   -------
                                                               168,664    41,244
          Less: current portion.............................     1,897     8,021
                unamortized issuance costs..................     3,482        --
                                                              --------   -------
                                                              $163,285   $33,223
                                                              ========   =======

     Maturities of long-term debt and obligation at December 31, 1996 are as follows (in thousands):

1997........................................................  $  1,897
1998........................................................       697
1999........................................................    22,161
2000........................................................   143,854
2001........................................................        55
                                                              --------
                                                              $168,664
                                                              ========

5. INVESTMENTS

     The following is a summary of held-to-maturity securities and available-for-sale securities by contractual maturity where applicable (in thousands):

                                                            GROSS        GROSS
                                              AMORTIZED   UNREALIZED   UNREALIZED   MARKET
HELD-TO-MATURITY SECURITIES:                    COST        GAINS        LOSSES      VALUE
----------------------------                  ---------   ----------   ----------   -------
U.S. Government Securities --
  Maturing in one year or less..............   $ 5,707     $    --      $    --     $ 5,707
  Maturing between one and three years......     9,951          --           --       9,951
State and Municipal Securities --
  Maturing in one year or less..............    22,327          --           --      22,327
  Maturing between one and three years......     5,065          --           --       5,065
Other.......................................     8,564          --           --       8,564
                                               -------     -------      -------     -------
                                               $51,614     $    --      $    --     $51,614
                                               =======     =======      =======     =======

                                                           GROSS        GROSS
                                                         UNREALIZED   UNREALIZED   MARKET
AVAILABLE-FOR-SALE SECURITIES:                  COST       GAINS        LOSSES      VALUE
------------------------------                 -------   ----------   ----------   -------
U.S. Government Securities -- Maturing
  between one and three years................  $10,008      $59          $--       $10,067
Money Funds..................................    1,019        6           --         1,025
                                               -------      ---          ---       -------
                                               $11,027      $65          $--       $11,092
                                               =======      ===          ===       =======

     Differences between cost and market of $65,000 (less deferred taxes of $20,190) were credited to shareholders' equity.

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

6. ACCOUNTS RECEIVABLE AND UNBILLED SERVICES

     Accounts receivable consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1996       1995
                                                              --------   --------
Trade:
  Billed....................................................  $117,196   $ 63,163
  Unbilled services.........................................    52,772     35,610
                                                              --------   --------
                                                               169,968     98,773
Other.......................................................    10,657      7,105
Less allowance for doubtful accounts........................    (2,046)      (754)
                                                              --------   --------
                                                              $178,579   $105,124
                                                              ========   ========

     The Company provides professional services involved in the development, testing, approval, sale and marketing of new drugs. Substantially all of the Company's accounts receivable are due from companies in the pharmaceutical and biotechnology industries located in the Americas and Europe. The percentage of accounts receivable and unbilled services by region is as follows:

                                                              DECEMBER 31,
                                                              -------------
REGION                                                        1996    1995
------                                                        -----   -----
Americas....................................................    45%     41%
Europe......................................................    53      57
Asia-Pacific................................................     2       2
                                                               ---     ---
                                                               100%    100%
                                                               ===     ===

7. ACCRUED EXPENSES

     Accrued expenses consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
Compensation and payroll taxes..............................  $21,829    $15,378
Transaction and restructuring costs.........................   16,047         --
Other.......................................................   14,094     17,912
                                                              -------    -------
                                                              $51,970    $33,290
                                                              =======    =======

8. LEASES

     The Company leases certain office space and equipment under operating leases. The leases expire at various dates through 2049 with options to cancel certain leases at five-year increments. Some leases contain renewal options. Annual rental expenses under these agreements were approximately $20.6 million, $10.1 million and $7.0 million for the years ended December 31, 1996, 1995 and 1994, respectively. The Company leases certain assets, primarily vehicles, under capital leases. Capital lease amortization is included with depreciation and amortization expense and accumulated depreciation in the accompanying financial statements.

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

     The following is a summary of future minimum payments under capitalized leases and under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1996 (in thousands):

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
1997........................................................  $12,959     $23,015
1998........................................................    5,675      20,101
1999........................................................       50      13,091
2000........................................................        4       7,709
2001........................................................        4       4,738
Thereafter..................................................       --      17,170
                                                              -------     -------
Total minimum lease payments................................   18,692     $85,824
                                                                          =======
Amounts representing interest...............................    1,581
                                                              -------
Present value of net minimum payments.......................   17,111
Current portion.............................................   11,704
                                                              -------
Long-term capital lease obligations.........................  $ 5,407
                                                              =======

9. INCOME TAXES

     The U.S.-based and U.K.-based subsidiaries file consolidated tax returns in the U.S. and U.K., respectively. The other foreign subsidiaries are taxed separately under the laws of their respective countries. Income before income taxes from foreign operations was approximately $20 million, $8 million and $5 million for the years 1996, 1995 and 1994, respectively.

     The components of income tax expense are as follows (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                            -------------------------
                                                             1996      1995     1994
                                                            -------   ------   ------
Current:
  Federal.................................................  $ 4,530   $4,133   $3,123
  State...................................................    1,645      829      719
  Foreign.................................................    4,483    1,440    1,328
                                                            -------   ------   ------
                                                             10,658    6,402    5,170
Deferred expense (benefit):
  Federal.................................................     (682)     598     (854)
  Foreign.................................................    1,938    1,181      269
                                                            -------   ------   ------
                                                            $11,914   $8,181   $4,585
                                                            =======   ======   ======

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

     The Company's consolidated effective tax rate differed from the statutory rate as set forth below (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                            -------------------------
                                                             1996      1995     1994
                                                            -------   ------   ------
Federal taxes at statutory rate...........................  $ 5,992   $7,507   $4,669
State and local income taxes net of federal benefit.......      980      635      496
Non-deductible transaction costs..........................    4,761       --       --
Foreign earnings taxed at different rates.................     (135)      13     (118)
Foreign losses for which no benefit has been recognized...       --      646      404
Utilization of net operating loss carryforwards...........       --   (1,520)  (1,244)
Other.....................................................      316      900      378
                                                            -------   ------   ------
                                                            $11,914   $8,181   $4,585
                                                            =======   ======   ======

     Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $19 million at December 31, 1996. Those earnings are considered to be indefinitely reinvested, and accordingly, no U.S. federal and state income taxes have been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various countries.

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below (in thousands):

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
Deferred tax liabilities:
  Depreciation and amortization.............................  $16,359   $ 6,945
  Prepaid expenses..........................................    1,034       573
  Other.....................................................      213       560
                                                              -------   -------
Total deferred tax liabilities..............................   17,606     8,078
Deferred tax assets:
  Net operating loss carryforwards..........................    7,028     5,745
  Accrued expenses and unearned income......................    5,345       928
  Benefit plans.............................................      675     2,512
  Non-deductible transaction costs..........................    2,206        --
  Other.....................................................    2,445       866
                                                              -------   -------
Total deferred tax assets...................................   17,699    10,051
Valuation allowance for deferred tax assets.................   (4,840)   (5,464)
                                                              -------   -------
Net deferred tax assets.....................................   12,859     4,587
                                                              -------   -------
Net deferred tax liabilities................................  $ 4,747   $ 3,491
                                                              =======   =======

     The decrease in the Company's valuation allowance for deferred tax assets from $5,464,000 at December 31, 1995 to $4,840,000 at December 31, 1996 is
primarily due to the net operating losses utilized in 1996 which had been fully reserved in prior years.

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

     The Company's deferred income tax expense (benefit) results from the following (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              1996      1995    1994
                                                             -------   ------   -----
Excess (deficiency) of tax over financial reporting:
  Depreciation and amortization............................  $ 9,414   $1,681   $ 793
  Net operating loss carryforwards.........................   (1,907)   1,025    (550)
  Accrued expenses and unearned income.....................   (4,417)     110    (374)
  Benefit plans............................................       --     (656)     --
  Other items, net.........................................   (1,834)    (381)   (454)
                                                             -------   ------   -----
                                                             $ 1,256   $1,779   $(585)
                                                             =======   ======   =====

     The U.K. subsidiaries qualify for Scientific Research Allowances (SRAs) for 100% of capital expenditures on certain assets under the Inland Revenue Service guidelines. For 1996, 1995 and 1994, these allowances were $11 million, $6 million and $3 million, respectively, which helped to generate net operating loss carryforwards of $3 million to be used to offset taxable income in that country. Assuming the U.K. subsidiaries continue to invest in qualified capital expenditures at an adequate level, the portion of the deferred tax liability relating to the U.K. subsidiaries may be deferred indefinitely. Quintiles Transnational has state net operating loss carryforwards of approximately $10 million which begin to expire in 2001. Innovex has German net operating loss carryforwards that do not expire of $10 million to be used to offset taxable income in that country. In addition, Innovex, Inc. has U.S. net operating loss carryforwards of approximately $5 million which will expire beginning 2005.

10. EMPLOYEE BENEFIT PLANS

     The Company has numerous employee benefit plans for which contributions are discretionary. Plans exist in the United States, Germany, the United Kingdom, Ireland, Belgium, France, and Australia which cover substantially all eligible employees in those countries. Plans include Approved Profit Sharing Schemes in Great Britain and Ireland which are funded with Company stock, a defined contribution plan funded by Company stock in Belgium and Australia, defined contribution plans in Great Britain, a profit sharing scheme in France, and defined benefit plans in Great Britain and Germany. The defined benefit plan in Germany is an unfunded plan which is provided for in the balance sheet.

     The Company has two leveraged Employee Stock Ownership Plans ("ESOPs") which provide benefits to eligible employees. Contributions and related compensation expenses for these plans totaled $585,000, $734,000, and $174,000 in 1996, 1995 and 1994, respectively. Interest paid by the Company on the ESOP loan was approximately $130,000, $157,000, and $179,000 for 1996, 1995, and
1994, respectively. Shares allocated to participants totaled 938,000 at December 31, 1996. Unallocated shares totaled 178,000 as of December 31, 1996 with a fair value of $11,820,000.

     The Company has two employee savings and investment plans (401(k) Plans) available to all eligible employees meeting certain specified criteria. The Company matches employee deferrals at varying percentages, set at the discretion of the Board of Directors. For the years ended December 31, 1996, 1995 and 1994, the Company expensed $539,000, $177,000 and $0, respectively as matching contributions.

     On July 25, 1996, the Company's Board of Directors adopted the Quintiles Transnational Corp. Employee Stock Purchase Plan (the "Purchase Plan") which is intended to provide eligible employees an opportunity to acquire the Company's Common Stock. Participating employees have the option to purchase shares at 85% of the lower of the closing price per share of Common Stock on the first or last day of the calendar quarter. The Purchase Plan is intended to qualify as an "employee stock purchase

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES plan" under Section 423 of the Internal Revenue Code of 1986, as amended. The Board of Directors has reserved 100,000 shares of Common Stock for issuance under the Purchase Plan. As of December 31, 1996, 4,788 shares were purchased under the Purchase Plan at a cost of $56.3125 per share.

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The Company has stock option plans to provide incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options, stock appreciation rights, and restricted stock. The Board of Directors determines the option price (not to be less than fair market value of incentive options) at the date of grant. The majority of options, granted under the Executive Compensation Plan, typically vest twenty five percent per year over four years, and expire ten years from the date of grant. Other options including options granted and exchanged as a result of acquisitions have various vesting schedules and expiration periods.

     Information with respect to the consolidated option plans is as follows:

                                                                       WEIGHTED AVERAGE
                                                            NUMBER      EXERCISE PRICE
                                                           ---------   ----------------
Options outstanding January 1, 1994......................    633,958        $ 5.70
  Granted................................................    276,400         12.72
  Exercised..............................................     (9,666)         3.37
  Canceled...............................................    (82,586)         6.47
                                                           ---------
Outstanding at December 31, 1994.........................    818,106          8.14
  Granted................................................    552,655         27.98
  Exercised..............................................   (155,870)         5.15
  Canceled...............................................    (19,580)        10.33
                                                           ---------
Outstanding at December 31, 1995.........................  1,195,311         17.13
  Granted................................................  2,070,866         68.60
  Exercised..............................................   (656,005)         5.06
  Canceled...............................................   (205,840)        72.64
                                                           ---------
Outstanding at December 31, 1996.........................  2,404,332         31.92
                                                           =========

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995: risk-free interest rate of 6%; dividend yields of 0%; volatility factors of the expected market price of the Company's Common Stock of 0.4; and an average expected life of the option of one year from the date of vesting.

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

     For options outstanding and exercisable at December 31, 1996 the following number of options, range of exercise prices, weighted average exercise prices and weighted average contractual lives existed:

                       OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
------------------------------------------------------------------   ----------------------------
NUMBER OF                      WEIGHTED AVERAGE   WEIGHTED AVERAGE   NUMBER OF   WEIGHTED AVERAGE
 OPTIONS     EXERCISE PRICE     EXERCISE PRICE    CONTRACTUAL LIFE    OPTIONS     EXERCISE PRICE
---------   ----------------   ----------------   ----------------   ---------   ----------------
  214,596   $0.015 - $2.07          $ 1.40              6.6            214,596        $ 1.40
  262,106   $2,615 - $6.45            5.20              4.9            262,106          5.20
  319,072   $8.635 - $12.625          9.59              6.3            308,572          9.61
  389,556   $13.24 - $19.00          16.08              7.1            245,056         14.48
  165,691   $21.375 - $31.50         28.77              8.8             64,298         28.83
  512,641   $41.00 - $61.31          48.82              8.6             48,144         41.15
  480,920   $62.50 - $66.25          65.86              8.0            107,022         65.65
   59,750   $68.50 - $77.00          75.24              6.7             14,711         77.00
---------                                                            ---------
2,404,332                           $31.92              7.3          1,264,505        $15.95
=========                                                            =========

     The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are transferable. In addition, the option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The grant date Black-Scholes value of the options for 1996 was $10,900,000. Of this amount, $7,145,000 relates to options issued and exchanged to employees of acquired companies. The remaining $3,755,000 relates to Quintiles options, representing 7% of operating income. The Black-Scholes value of the options for 1995 was $739,000 which includes $85,000 relating to acquired companies.

     The Company's pro forma information follows (in thousands except for (loss) earnings per share information):

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
Net income available for common shareholders................  $ 4,365   $13,901
Pro forma (loss) net income available for common
  shareholders..............................................   (6,535)   13,162
Pro forma (loss) earnings per share.........................  $ (0.20)  $  0.42

     The effects on net income available for common shareholders and earnings per share are not likely to be representative of the effects on reported net income for future years since 1995 reflects expense for only one year's vesting.

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

11. OPERATIONS

     The following table presents the Company's operations by geographical location (in thousands):

                                                        1996       1995       1994
                                                      --------   --------   --------
Net revenue:
  Americas..........................................  $235,572   $132,199   $ 84,231
  Europe............................................   289,325    184,506    108,468
  Asia-Pacific......................................    12,711      6,987      3,201
                                                      --------   --------   --------
                                                      $537,608   $323,692   $195,900
                                                      ========   ========   ========
Income (loss) from operations:
  Americas..........................................  $ 15,228   $ 11,951   $  7,138
  Europe............................................    21,974     12,016      8,008
  Asia-Pacific......................................        16       (440)      (323)
                                                      --------   --------   --------
                                                      $ 37,218   $ 23,527   $ 14,823
                                                      ========   ========   ========
Identifiable assets:
  Americas..........................................  $267,512   $152,857   $ 96,308
  Europe............................................   241,549    176,609     94,979
  Asia-Pacific......................................     8,944      5,176      2,279
                                                      --------   --------   --------
                                                      $518,005   $334,642   $193,566
                                                      ========   ========   ========

                 QUINTILES TRANSNATIONAL CORP. AND SUBSIDIARIES

12. PRO FORMA QUARTERLY FINANCIAL DATA (UNAUDITED)

     Prior to the Innovex merger, Innovex had a March 31 fiscal year. The pro forma unaudited quarterly financial data presented below reflect the financial results of the combined companies on a calendar year basis including nonrecurring costs. The non-recurring costs consist of transaction and restructuring costs of $27.8 million in the fourth quarter of 1996 and $4.7 million of one-time restructuring costs and special pension contribution in the first quarter of 1996. The Company's Consolidated Statements of Income contained herein reports financial results on a fiscal year basis (which includes Innovex results for the quarter ended March 31, 1996 in both 1995 and 1996 fiscal years). The following pro forma quarterly financial information reflects actual calendar quarter results of operations (in thousands, except for per share data):

                                               YEAR ENDED DECEMBER 31, 1996
                             -----------------------------------------------------------------
                                 FIRST            SECOND           THIRD            FOURTH
                                QUARTER          QUARTER          QUARTER          QUARTER
                             --------------   --------------   --------------   --------------
Net revenue................  $      110,592   $      127,416   $      137,498   $      162,102
Income from operations.....           7,042           11,519           13,396            5,261
Net income (loss) available
  for common
  shareholders.............           4,436            6,884            7,831          (14,786)
Earnings (loss) per
  share....................  $         0.13   $         0.20   $         0.23   $        (0.45)
Range of stock prices......  $37.000-69.250   $56.500-82.000   $52.500-83.250   $58.250-83.250

                                               YEAR ENDED DECEMBER 31, 1995
                             -----------------------------------------------------------------
                                 FIRST            SECOND           THIRD            FOURTH
                                QUARTER          QUARTER          QUARTER          QUARTER
                             --------------   --------------   --------------   --------------
Net revenue................  $       62,409   $       72,822   $       78,546   $       89,032
Income from operations.....           6,077            5,140            5,921            8,590
Net income available for
  common shareholders......           4,190            2,647            3,645            5,665
Earnings per share.........  $         0.14   $         0.09   $         0.12   $         0.17
Range of stock prices......  $14.500-19.438   $17.250-24.125   $22.000-32.125   $26.250-46.000

     The following pro forma quarterly financial information reflects actual calendar quarter results of operations excluding non-recurring costs (in thousands):

                                          YEAR ENDED DECEMBER 31, 1996
                                    -----------------------------------------
                                     FIRST      SECOND     THIRD      FOURTH
                                    QUARTER    QUARTER    QUARTER    QUARTER
                                    --------   --------   --------   --------
Net revenue.......................  $110,592   $127,416   $137,498   $162,102
Income from operations............    11,744     11,519     13,396     15,990
Net income available for common
  shareholders....................     8,024      6,884      7,831      9,382

                                        YEAR ENDED DECEMBER 31, 1995
                                    -------------------------------------
                                     FIRST    SECOND     THIRD    FOURTH
                                    QUARTER   QUARTER   QUARTER   QUARTER
                                    -------   -------   -------   -------
Net revenue.......................  $62,409   $72,822   $78,546   $89,032
Income from operations............    6,077     5,140     5,921     8,590
Net income available for common
  shareholders....................    4,190     2,647     3,645     5,665

=========================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Available Information...................     2
Incorporation of Certain Documents by
  Reference.............................     2
Prospectus Summary......................     3
Risk Factors............................     7
Use of Proceeds.........................    11
Price Range of Common Stock and Dividend
  Policy................................    11
Capitalization..........................    12
Selected Consolidated Financial Data....    13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    14
Business................................    23
Management..............................    37
Principal and Selling Shareholders......    40
Description of Capital Stock............    43
Shares Eligible for Future Sale.........    47
Underwriting............................    49
Validity of Shares......................    49
Experts.................................    49
Forward-Looking Statements..............    50
Appendix A..............................   A-1
Index to Financial Statements...........   F-1

=========================================================

=========================================================
                                4,000,000 SHARES
                         QUINTILES TRANSNATIONAL CORP.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                               ------------------

                                   PROSPECTUS
                               ------------------
                              GOLDMAN, SACHS & CO.

                              MORGAN STANLEY & CO.
                                 INCORPORATED

                               SMITH BARNEY INC.
                            WILLIAM BLAIR & COMPANY
                      REPRESENTATIVES OF THE UNDERWRITERS
           =========================================================

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED             , 1997
                                4,000,000 SHARES

                       LOGO QUINTILES TRANSNATIONAL CORP.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                             ---------------------

     Of the 4,000,000 shares of Common Stock offered, 800,000 shares are being offered hereby in an international offering outside the United States and 3,200,000 shares are being offered in a concurrent United States offering. The initial public offering price and the aggregate underwriting discount per share will be identical for both offerings. See "Underwriting".

     Of the 4,000,000 shares of Common Stock offered, 1,160,000 shares are being sold by the Company and 2,840,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders". The Company will not receive any proceeds from the shares being sold by the Selling Shareholders.

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 HEREOF FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     The last reported sale price of the Common Stock, which is quoted under the
symbol "QTRN" on the Nasdaq National Market System on             , 1997 was
$          per share. See "Price Range of Common Stock and Dividend Policy".
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------

                                              INITIAL PUBLIC  UNDERWRITING  PROCEEDS TO  PROCEEDS TO SELLING
                                              OFFERING PRICE  DISCOUNT(1)   COMPANY(2)      SHAREHOLDERS
                                              --------------  ------------  -----------  -------------------
Per Share...................................        $              $             $                $
Total(3)....................................        $              $             $                $

---------------
(1) The Company and the Selling Shareholders have agreed to indemnify the International Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting expenses estimated at $          , which are payable by the
    Company.

(3) Certain Selling Shareholders have granted the International Underwriters an option for 30 days to purchase up to an aggregate of 120,000 additional shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, such Selling Shareholders have granted the U.S. Underwriters a similar option with respect to an additional 480,000 shares as part of the concurrent U.S. Offering. If such options are exercised in full, the total initial public offering price, underwriting discount, proceeds to Company and proceeds to
    Selling Shareholders will be $          , $          , $          , and
    $          , respectively. See "Underwriting".
                             ---------------------

     The shares offered hereby are offered severally by the International Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New
York, on or about             , 1997, against payment therefor in immediately
available funds.

GOLDMAN SACHS INTERNATIONAL
                  MORGAN STANLEY & CO.
                     INTERNATIONAL
                                   SMITH BARNEY INC.

                                                WILLIAM BLAIR & COMPANY

                             ---------------------
               The date of this Prospectus is             , 1997.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a summary of certain United States federal income and estate tax considerations relating to the purchase, ownership and disposition of Common Stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on statutes, regulations, rulings and decisions now in effect (or, in the case of certain United States Treasury Regulations ("Treasury Regulations"), now in proposed form), all of which are subject to change. INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

NON-UNITED STATES HOLDERS

     As used herein, the term "Non-United States Holder" means any beneficial owner of Common Stock that for United States federal income tax purposes is not any of the following: (i) a citizen or resident, as specifically defined for United States federal income and estate tax purposes, of the United States, (ii) a corporation, partnership, or an entity treated as a corporation or partnership for United States federal income tax purposes created or organized in the United States or under the laws of the United States or any state, or (iii) an estate or trust the income of which is included in gross income for United States federal income tax purposes regardless of its source.

DIVIDENDS

     Dividends paid to a Non-United States Holder will generally be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty). However, dividends effectively connected with a trade or business carried on by the Non-United States Holder within the United States will not be subject to withholding if the Non-United States Holder delivers IRS Form 4224 to the payor. Instead, except to the extent that an applicable tax treaty otherwise provides, such dividends will generally be subject to United States federal income tax on a net income basis at regular graduated rates. Any such dividends paid to a Non-United States Holder that is a foreign corporation may also be subject to United States branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the applicable Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed Treasury Regulations issued in 1996 (the "Proposed Regulations"), a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy certain certification requirements. In addition, in the case of Common Stock held by foreign partnerships, the Proposed Regulations generally would require that (x) the certification requirement be applied to the partners of the partnership and (y) the partnership provide certain information, including a United States taxpayer identification number. The Proposed Regulations also provide look-through rules for certain tiered partnerships. It is not clear whether, when or in what form the Proposed Regulations will be adopted as final regulations.

SALE OF COMMON STOCK

     Generally, a Non-United States Holder will not be subject to U.S. federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-United States Holder within the United States;
(ii) the Non-United States Holder is an individual who holds the shares of Common Stock as a capital

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

asset and is present in the United States for 183 days or more in the taxable year of the disposition and either the Non-United States Holder has a "tax home" in the United States or the gain from the disposition is attributable to an office or fixed place of business maintained by such Non-United States Holder in the United States; (iii) the Non-United States Holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates; or (iv) the Company is or has been during certain periods a "U.S. real property holding corporation" for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) and, assuming that the Common Stock is deemed for tax purposes to be "regularly traded on an established securities market", the Non-United States Holder held, at any time during the five-year period ending on the date of disposition (or such shorter period that such shares were held), directly or indirectly, more than five percent of the Common Stock.

DEATH OF A NON-UNITED STATES HOLDER

     Common Stock actually or beneficially held by a Non-United States Holder at the time of his or her death (or previously transferred subject to certain retained rights or powers) will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Current U.S. federal income tax law requires the reporting of certain information by the payors of dividends to certain non-corporate persons and imposes a withholding tax at the rate of 31% on certain payments to persons who fail to furnish information required under the information reporting rules. Under current law, if paid to an address outside the United States, dividends on Common Stock held by a Non-United States Holder will not be subject to the information reporting and backup withholding requirements described in this section, provided the payor does not have definite knowledge that the payee is a United States person. However, under the Proposed Regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied. See the discussion above with respect to the rules applicable to foreign partnerships under the Proposed Regulations.

     Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of Common Stock effected outside the United States by a foreign office of a "broker" (as defined in applicable Treasury Regulations), unless such broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) is a controlled foreign corporation as to the United States. Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in clause (i), (ii) or (iii) of the preceding sentence will not be subject to backup withholding tax, but will be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements, unless (i) either (a) the beneficial owner of the Common Stock provides a Form W-8 (or a suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business holds the Common Stock and provides a statement to the Company or its agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute) has been received by it from the Non-United States Holder or qualifying intermediary and furnishes the Company or its agent a copy thereof or (ii) the beneficial owner of the Common Stock otherwise establishes an exemption.

     These backup withholding and information reporting rules are under review by the Department of the Treasury and their application to the Common Stock could be changed prospectively by future regulations.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to each of the International Underwriters named below, and each of such International Underwriters, for whom Goldman Sachs International, Morgan Stanley & Co. International Limited, Smith Barney Inc. and William Blair & Company, L.L.C. are acting as representatives, has severally agreed to purchase from the Company and the Selling Shareholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                               NUMBER OF
                                                               SHARES OF
                        UNDERWRITER                           COMMON STOCK
                        -----------                           ------------
Goldman Sachs International.................................
Morgan Stanley & Co. International Limited..................
Smith Barney Inc............................................
William Blair & Company, L.L.C..............................

                                                                -------
          Total.............................................    800,000
                                                                =======

     Under the terms and conditions of the Underwriting Agreement, the International Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The International Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such price less a concession of $          per share. The International
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to certain brokers and dealers. After the shares of
Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company and the Selling Shareholders have entered into an underwriting agreement (the "Underwriting Agreement") with the underwriters of the U. S. offering (the "U.S. Underwriters") providing for the concurrent offer and sale of 3,200,000 shares of Common Stock in the United States. The offering price and aggregate underwriting discounts and commissions per share for the two Offerings are identical. The closing of the offering made hereby is a condition to the closing of the U. S. Offering, and vice versa. The representatives of the U. S. Underwriters are Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Smith Barney Inc. and William Blair & Company, L.L.C.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two Offerings, each of the U.S. Underwriters has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     Certain Selling Shareholders have granted the International Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 120,000 additional shares of Common Stock solely to cover over-allotments, if any. If the International Underwriters exercise their over-allotment option, the International Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 800,000 shares of Common Stock offered in the International Offering. Certain selling shareholders have granted the U.S. Underwriters a similar option to purchase up to an aggregate of 480,000 additional shares of Common Stock.

     The Company and the Selling Shareholders have agreed that, during the period beginning from the date that in 30 days prior to the closing of the Offerings and continuing to and including the date 90 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of the Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of the Common Stock without the prior written consent of Goldman Sachs International, except for the shares of Common Stock offered in connection with the concurrent U.S. and International Offerings, and except, in the case of the Company, shares of Common Stock issued by the Company as consideration for acquisitions of businesses, properties or assets, provided, however, that each offeree, purchaser or other transferee of any shares of Common Stock so issued in connection with any such acquisition shall agree in writing for the benefit of the Underwriters, in form and substance satisfactory to Goldman Sachs International, that all such shares of Common Stock shall remain subject to restrictions identical to those contained in this sentence.

     Each International Underwriter has also agreed that (a) it has not offered or sold and prior to the date six months after the date of issue of the shares of Common Stock will not offer or sell any shares of Common Stock to persons in the U.K. except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the U.K. within the meaning of the Public Offers of Securities Regulations 1995, (b) it has complied, and will comply with, all applicable provisions of the Financial Services Act of 1986 of Great Britain with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the U.K., and (c) it has only issued or passed on and will only issue or pass on in the U.K. any document received by it in connection with the issuance of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

     Buyers of shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the initial public offering price.

     The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The Company and Innovex each engaged Goldman, Sachs & Co. ("Goldman Sachs") to facilitate the share exchange between the Company and Innovex. Pursuant to this arrangement, the Company

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

paid to Goldman Sachs a fee of $6.5 million as compensation for services relating to the share exchange and advisory services in connection with a potential initial public offering of Innovex and reimbursed Goldman Sachs for its reasonable costs and expenses incurred in connection with its services. In addition, the Company agreed for Goldman Sachs to underwrite shares offered in the Offerings.

     The Company retained Smith Barney Inc. ("Smith Barney") to provide a fairness opinion to the Company in connection with the share exchange between the Company and Innovex. The Company paid a financial advisory fee of $800,000 to Smith Barney, plus reimbursement of Smith Barney's reasonable costs and expenses, in connection with such services. In addition, BRI engaged Smith Barney to provide a fairness opinion in connection with the merger between the Company and BRI; Smith Barney was paid a financial advisory fee by BRI of $800,000, plus reimbursement of Smith Barney's reasonable costs and expenses, in connection with such services.

     During and following the Offerings, the Underwriters may purchase and/or sell Common Stock in the open market. These transactions may include overallotment and stabilization transactions, "passive" market making (see below) and purchases to cover syndicate short positions created in connection with the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offerings for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise, and these activities, if commenced, may be discontinued at any time.

     Pursuant to regulations promulgated by the Commission, market makers in the Common Stock who are Underwriters or prospective underwriters ("passive market makers") may, subject to certain limitations, make bids for or purchases of shares of Common Stock until (i) if the Commencement Date (as defined below) is prior to March 4, 1997, the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus or the time, if any, at which a stabilizing bid for such shares is made, or (ii) if the Commencement Date is on or after March 4, 1997, the time, if any, at which a stabilizing bid for such shares is made. In general, if the Commencement Date is prior to March 4, 1997 then, on and after the date two business days prior to the Commencement Date, or, if the Commencement Date is on or after March 4, 1997 then, prior to the time, if any, at which a stabilizing bid for such shares is made (1) such market maker's net daily purchases of the Common Stock may not exceed 30% of the market maker's average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) such market maker may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

                               VALIDITY OF SHARES

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and certain Selling Shareholders by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., 2500 First Union Capitol Center, Raleigh, North Carolina 27601, for certain other Selling Shareholders by Skadden, Arps, Slate, Meagher & Flom LLP, 25 Bucklersbury, London, England EC4N 8DA, and for the Underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Sullivan & Cromwell and Skadden, Arps, Slate, Meagher & Flom LLP will rely as to all matters of North Carolina law on the opinions of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

                                    EXPERTS

     The consolidated financial statements of the Company provided herein as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included herein which, as to the years 1995 and 1994, are based in part on the reports of other independent auditors. The consolidated financial statements of the Company as of December 1995 and 1994 and for each of the three years in the period ended December 31, 1995 incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (as amended by Form 10-K/A) incorporated herein by reference have been audited by Ernst & Young LLP independent auditors as set forth in their report thereon included therein and incorporated herein by reference. The financial statements of Lewin-VHI as of and for the year ended December 31, 1995 included in the Company's Current Report on Form 8-K dated April 16, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been included herein and incorporated herein by reference in reliance upon such reports given upon authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of BRI as of May 31, 1996 and for the six-month period ended May 31, 1996 included in the Registration Statement on Form S-4, as filed with the Commission under the Securities Act (File No. 333-12573) on September 24, 1996 and amended on October 15, 1996 (the "BRI Registration Statement"), when such registration statement became effective and incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The consolidated financial statements of BRI as of November 30, 1995 and 1994 and for each of the two years in the period ended November 30, 1995 included in the BRI Registration Statement when such registration statement became effective and incorporated herein by reference have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given upon authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of Innovex included in the Company's Current Report on Form 8-K dated October 6, 1996 and incorporated by reference herein have been audited by KPMG, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such reports given upon authority of such firm as experts in accounting and auditing.

                           FORWARD LOOKING STATEMENTS

     Information set forth in this Prospectus under the captions "Summary", "Risk Factors", "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Business" contains various "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which statements represent the Company's judgment concerning the future and are subject to risks and uncertainties that could cause the Company's actual operating results and financial position to differ materially. Such forward looking statements can be identified by the use of forward looking terminology, such as "may", "will", "expect", "anticipate", "estimate", or "continue" or the negative thereof or other variations thereof or comparable terminology.

     The Company cautions that any such forward looking statements are further qualified by important factors that could cause the Company's actual operating results to differ materially from those in the forward looking statements, including without limitation, considerations described in connection with specific forward looking statements, factors set forth in this Prospectus under the caption "Risk Factors" and other cautionary elements specified in documents incorporated by reference in this Prospectus.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

=========================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Available Information...................     2
Incorporation of Certain Documents by
  Reference.............................     2
Prospectus Summary......................     3
Risk Factors............................     7
Use of Proceeds.........................    11
Price Range of Common Stock and Dividend
  Policy................................    11
Capitalization..........................    12
Selected Consolidated Financial Data....    13
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    14
Business................................    23
Management..............................    37
Principal and Selling Shareholders......    40
Description of Capital Stock............    43
Shares Eligible for Future Sale.........    47
Certain U.S. Federal Tax Considerations
  for Non-U.S. Holders of Common Stock..    49
Underwriting............................    51
Validity of Shares......................    53
Experts.................................    53
Forward-Looking Statements..............    54
Appendix A..............................   A-1
Index to Financial Statements...........   F-1

=========================================================

=========================================================
                                4,000,000 SHARES
                         QUINTILES TRANSNATIONAL CORP.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                               ------------------

                                   PROSPECTUS
                               ------------------
                          GOLDMAN SACHS INTERNATIONAL

                              MORGAN STANLEY & CO.
                                 INTERNATIONAL

                               SMITH BARNEY INC.
                            WILLIAM BLAIR & COMPANY
                      REPRESENTATIVES OF THE UNDERWRITERS
           =========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses of the Company payable in connection with the issuance and distribution of the Common Stock being registered hereby, excluding underwriting discounts and commission. All expenses of the offering will be borne by the Company. All amounts shown are estimates except the SEC registration fee, the NASD filing fee, and the NASDAQ fee:

SEC Registration Fee........................................  $  106,288
NASD Filing Fee.............................................      30,500
Nasdaq Listing Fee..........................................      17,500
Printing and Engraving Expenses.............................      *
Legal Fees and Expenses.....................................      *
Accounting Fees.............................................      *
Blue Sky Expenses...........................................       5,000
Transfer Agent and Registrar Fees and Expenses..............      *
Miscellaneous Expenses......................................      *
                                                              ----------
          Total.............................................  $   *
                                                              ==========

---------------

* To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (1) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (2) that in all other cases his conduct at least was not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

     In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina Business Corporation Act permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney's fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The Company's bylaws provide for indemnification to the fullest extent permitted under the North Carolina Business Corporation Act, provided, however, that the Company will indemnify any person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board of Directors of the Company. Accordingly, the Company may indemnify its directors, officers and employees in accordance with either the statutory or the non-statutory standard.

     Sections 55-8-52 and 55-8-56 of the North Carolina Business Corporation Act require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

     Finally, Section 55-8-57 of the North Carolina Business Corporation Act provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. The Company's directors and officers are currently covered under directors' and officers' insurance policies maintained by the Company.

     As permitted by North Carolina law, Article XI of the Company's Articles of Incorporation limits the personal liability of directors for monetary damages for breaches of duty as a director provided that such limitation will not apply to (i) acts or omissions that the director at the time of the breach knew or believed were clearly in conflict with the best interests of the Company, (ii) any liability for unlawful distributions under N.C. Gen. Stat. Section 55-8-33,
(iii) any transaction from which the director derived an improper personal benefit, or (iv) acts or omissions occurring prior to the date the provision became effective.

     Section 8 of the Underwriting Agreement filed as Exhibit 1.01 hereto also contains certain provisions pursuant to which certain officers, directors and controlling persons of the Company may be entitled to be indemnified by the underwriters named therein.

ITEM 16.  EXHIBITS

     The following documents (unless indicated) are filed herewith and made a part of this Registration Statement.

EXHIBIT
 NUMBER                            DESCRIPTION OF EXHIBIT
--------                           ----------------------
 1.01      --   Form of U.S. Underwriting Agreement
 1.02      --   Form of International Underwriting Agreement
 4.01(1)   --   Specimen Common Stock Certificate
 4.02(2)   --   Amended and Restated Articles of Incorporation
 4.03(3)   --   Amended and Restated Bylaws
 5.01      --   Opinion of Smith, Anderson, Blount, Dorsett, Mitchell &
                Jernigan, L.L.P.
23.01      --   Consent of Ernst & Young LLP
23.02      --   Consent of Coopers & Lybrand, L.L.P.
23.03      --   Consent of KPMG
23.04      --   Consent of Smith, Anderson, Blount, Dorsett, Mitchell &
                Jernigan, L.L.P. (included in Exhibit 5.01 hereto)
23.05      --   Consent of Vaughn D. Bryson
24.01      --   Powers of Attorney (see page II-7)
99.01(4)   --   Registration Rights Agreement, dated as of November 29,
                1996, by and among Quintiles Transnational Corp. and the
                Shareholders of Innovex Limited listed therein

---------------

(1) Incorporated herein by reference to the identically numbered exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 33-75766) initially filed February 28, 1994, as amended.
(2) Incorporated herein by reference to the identically numbered exhibit to the Registrant's Registration Statement on Form S-3 (Registration No. 333-19009) as filed December 30, 1996.
(3) Incorporated herein by reference to the identically numbered exhibit to the Registrant's Annual Report on Form 10-K as filed with the Commission on March 25, 1996 and amended May 16, 1996.
(4) Incorporated herein by reference to the identically numbered exhibit to the Registrant's Form 8-K dated November 22, 1996, as amended.

ITEM 17.  UNDERTAKINGS

     1. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of the expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     3. The undersigned Registrant hereby undertakes that: (a) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (b) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bone fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Durham, State of North Carolina, on February 7, 1997.

                                          QUINTILES TRANSNATIONAL CORP.

                                          By:     /s/ DENNIS B. GILLINGS
                                            ------------------------------------
                                                     Dennis B. Gillings
                                             Chairman of the Board of Directors
                                                and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis B. Gillings and Rachel R. Selisker and each of them, each with full power to act without the other, his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, to sign any related abbreviated registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on February 7, 1997 in the capacities indicated.

                      SIGNATURE                                              TITLE
                      ---------                                              -----

               /s/ DENNIS B. GILLINGS                    Chairman of the Board of Directors and Chief
-----------------------------------------------------      Executive Officer
                 Dennis B. Gillings

                 /s/ SANTO J. COSTA                      President, Chief Operating Officer and
-----------------------------------------------------      Director
                   Santo J. Costa

               /s/ RACHEL R. SELISKER                    Chief Financial Officer, Executive Vice
-----------------------------------------------------      President Finance, Treasurer, and Director
                 Rachel R. Selisker                        (Principal accounting and financial officer)

                 /s/ BARRIE S. HAIGH                     Vice Chairman of the Board of Directors
-----------------------------------------------------
                   Barrie S. Haigh

                /s/ LUDO J. REYNDERS                     Director
-----------------------------------------------------
                  Ludo J. Reynders

               /s/ RICHARD H. THOMPSON                   Director
-----------------------------------------------------
                 Richard H. Thompson

                      SIGNATURE                           TITLE
                      ---------                           -----

               /s/ CHESTER W. DOUGLASS                   Director
-----------------------------------------------------
                 Chester W. Douglass

                  /s/ JOHN G. FRYER                      Director
-----------------------------------------------------
                    John G. Fryer

                /s/ ARTHUR M. PAPPAS                     Director
-----------------------------------------------------
                  Arthur M. Pappas

                /s/ ROBERT C. BISHOP                     Director
-----------------------------------------------------
                  Robert C. Bishop

                 /s/ ERIC J. SOUETRE                     Director
-----------------------------------------------------
                   Eric J. Souetre

                /s/ LAWRENCE S. LEWIN                    Director
-----------------------------------------------------
                  Lawrence S. Lewin

                   /s/ PAUL KNOTT                        Director
-----------------------------------------------------
                     Paul Knott

                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                            DESCRIPTION OF EXHIBIT
  -------                           ----------------------
    1.01    --   Form of U.S. Underwriting Agreement
    1.02    --   Form of International Underwriting Agreement
    4.01(1) --   Specimen Common Stock Certificate
    4.02(2) --   Amended and Restated Articles of Incorporation
    4.03(3) --   Amended and Restated Bylaws
    5.01    --   Opinion of Smith, Anderson, Blount, Dorsett, Mitchell &
                 Jernigan, L.L.P.
   23.01    --   Consent of Ernst & Young LLP
   23.02    --   Consent of Coopers & Lybrand, L.L.P.
   23.03    --   Consent of KPMG
   23.04    --   Consent of Smith, Anderson, Blount, Dorsett, Mitchell &
                 Jernigan, L.L.P. (included in Exhibit 5.01 hereto)
   23.05    --   Consent of Vaughn D. Bryson
   24.01    --   Powers of Attorney (see page II-7)
   99.01(4) --   Registration Rights Agreement, dated as of November 29,
                 1996, by and among Quintiles Transnational Corp. and the
                 Shareholders of Innovex Limited listed therein

---------------

(1) Incorporated herein by reference to the identically numbered exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 33-75766) initially filed February 28, 1994, as amended.
(2) Incorporated herein by reference to the identically numbered exhibit to the Registrant's Registration Statement on Form S-3 (Registration No. 333-19009) as filed December 30, 1996.
(3) Incorporated herein by reference to the identically numbered exhibit to the Registrant's Annual Report on Form 10-K as filed March 25, 1996 and amended May 16, 1996.
(4) Incorporated herein by reference to the identically numbered exhibit to the Registrant's Form 8-K dated November 22, 1996, as amended.